Exhibit 2.1

Private and confidential

SHARE PURCHASE AGREEMENT

between

Stijn Van Rompay

Pieter Van Rompay

Leon Van Rompay

Leon Van Rompay in his capacity of the managers of Uteron Pharma Invest Burgerlijke Maatschap

François Fornieri

Yima SPRL

Jean-Michel Foidart

Majocepi SPRL

Stijn Van Rompay and François Fornieri in their capacity as managers of Uteron Pharma

Participations I Société Civile

Others named herein

as Sellers

and

Watson Pharma Actavis Sàrl

as Purchaser

and

Watson Pharmaceuticals, Inc

as the Purchaser Guarantor

for the sale and purchase of 100% of the outstanding securities in Uteron Pharma SA

Date: 19 January 2013

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Private and confidential

TABLE OF CONTENTS

1	Definitions and interpretation	3
2	Sale and purchase of the Securities	34
3	Purchase price and payment of the Purchase Price	35
4	Adjustment of the Initial Purchase Price	39
5	Deferred Purchase Price	42
6	Provisions relating to the Escrow Account	56
7	Obligations on the date of this agreement	59
8	Conditions precedent	60
9	Pre-Closing Covenants	63
10	Closing	68
11	Purchaser’s Post-closing covenants	72
12	Sellers’ warranties	73
13	Purchaser’s and Purchaser’s Guarantor’s Warranties	75
14	Compensation by the Sellers	75
15	Set-off against Deferred Consideration	80
16	Referral of Claims to Counsel	81
17	Indemnities	82
18	Non-Compete obligations	86
19	Shareholders’ guarantee of Mithra’s and Novalon’s obligations	88
20	Use of name	88
21	Confidentiality and Announcements	89
22	Release of Assurances	90
23	Implied covenants for title	91
24	Miscellaneous	91
25	Agent for service	99
26	Execution	100
EXHIBIT 3.1 - The Sellers and the Civil Company
Part 1: Share capital table at the date of this Agreement
Part 2: Members of the Civil Company
Part 3: Shares and Warrants to be purchased pursuant to the €10 Options
Part 4: Shares and Warrants anticipated to be outstanding at Closing
Part 5: Warrant Sellers
EXHIBIT 3.1(a) - Calculation of Initial Purchase Price
EXHIBIT 4 - Net Debt Adjustment		119
Part 1: Net Debt calculation		119
Part 2: Specific Accounting Policies		120
EXHIBIT 11.1(b) - Sellers’ Warranties
EXHIBIT 12 - Sellers’ Warranties		121
Part 1: Non-Tax Warranties		121
Part 2: Tax Warranties		146
EXHIBIT 13 - Purchaser’s Warranties		149
EXHIBIT 22.1 - Investment Agreements
APPENDIX 1 - Particulars of the Group
	Part 1: Particulars of the Companies at Signing
	Part 2: Particulars of the Companies at Closing
APPENDIX 2 - The Properties
APPENDIX 3 - Intellectual Property and Related Rights
	Part 1: Material details of Business IP
	Part 2: Licences
	Part 3: Material details of the IT Systems

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SHARE PURCHASE AGREEMENT

DATE	JANUARY 2013

BETWEEN:

1	Mr Stijn Van Rompay, residing at Grensstraat 130, 3140 Keerbergen, Belgium, hereinafter referred to as “Stijn Van Rompay”;

2	Uteron Pharma Invest Burgerlijke Maatschap, a company (société de droit commun/Buegerlijue Maatschap) without legal personality organised in accordance with article 46 and followers of the Belgian Companies Code, with its administrative office at Joseph Wauterslaan 9, 1981 Hofstade, Belgium, hereby represented by Mr Leon Van Rompay, manager, as Uteron Pharma Invest Burgerlijke Maatschap is representing the Securities (as the term is defined hereafter) held by the Société Civile Members (as the term is defined hereafter) hereinafter referred to as “Uteron Pharma Invest”;

3	Mr François Fornieri, residing at Rue de l’Arbre Sainte-Barbe 194, 4000 Rocourt, Belgium, hereinafter referred to as “François Fornieri”;

4	Yima SPRL, a company organised under the laws of Belgium, with its registered office at Rue de l’Arbre Saint-Barbe 194, 4000 Rocourt, Belgium, registered in the Register of Legal Entities (Liège) under the number 0871.523.818, hereby represented by Mr François Fornieri, manager, hereinafter referred to as “Yima”;

5	Mr Jean-Michel Foidart, residing at Rue sur la Heid 3, 4870 Trooz, Belgium, hereinafter referred to as “Jean-Michel Foidart”;

6	Majocepi SPRL, a company organised under the laws of Belgium, with its registered office at Rue sur la Heid 3, 4870 Trooz, Belgium, registered in the Register of Legal Entities (Liège) under the number 0477.938.497, hereby represented by Mr Jean-Michel Foidart, manager, hereinafter referred to as “Majocepi”;

the Parties referred to under 1 to 6, hereinafter referred to as the “Majority Sellers” or each a “Majority Seller”,

7	Mr Pieter Van Rompay, residing at Lindelaan 3, 2580 Putte, Belgium, hereinafter referred to as “Pieter Van Rompay”;

8	Mr Leon Van Rompay, residing at Joseph Wauterslaan 9, 1981 Hofstade, Belgium, hereinafter referred to as “Leon Van Rompay”;

9	Uteron Pharma Participations I Société Civile, a company (société de droit commun / maatschap) without legal personality representing its members (being the persons set out in Part 2 of Exhibit 3.1) organised in accordance with article 46 and the Belgian Company Code, with its administrative office at Rue Saint-Georges 5, 4000 Liège, hereby represented by François Fornieri and Stijn Van Rompay, managers, as Uteron Pharma Participations I Société Civile (hereinafter referred to as the “Civil Company”);

10	Société Régionale d’Investissement de Wallonie (abbreviated “S.R.I.W.”) SA, a company organised under the laws of Belgium, with its registered office at Avenue Maurice Destenay 13, 4000 Liège, registered in the Register of Legal Entities (Liège) under the number 0219.919.487, hereby represented by Philippe Degive, hereinafter referred to as “SRIW”;

11	Cheniclem Private Equity SA, a limited liability company incorporated under the laws of Belgium, having its registered office at Rue de Wanzoul 70, 4520 Vinalmont, Belgium, registered with the register of legal entities under number 0828.125.622, represented for the purposes of this Agreement by Mr. Bernard Jolly, Managing Director, hereinafter referred to as “Cheniclem”;

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12	Corpar SA, a limited liability company incorporated under the laws of Belgium, having its registered office at Clos des Lauriers 33, 1150 Brussels, Belgium, registered with the register of legal entities under number 0882.017.337, represented for the purposes of this Agreement by Mr. Christophe Krzewinski, proxy holder, hereinafter referred to as “Corpar”;

13	NomaInvest NV, a limited liability company incorporated under the laws of Belgium, having its registered office at Busch 12, 4710 Lontzen, registered with the register of legal entities under number 0460.996.458, represented for the purposes of this Agreement by Mr. Christophe Krzewinski, proxy holder, hereinafter referred to as “NomaInvest”;

14	Philippe Van Genechten, domiciled at Rue Joseph Wauters 24, 4367 Crisnée, Belgium, hereinafter referred to as “Mr. P. van Genechten”, represented for the purposes of this Agreement by Mr. Christophe Krzewinski, proxy holder;

15	Didier Van Genechten, domiciled at Route des Moulins 37, 4163 Tavier, Belgium, hereinafter referred to as “Mr. D. van Genechten”, represented for the purposes of this Agreement by Mr. Christophe Krzewinski, proxy holder;

16	PPMD SA, a limited liability company incorporated under the laws of Belgium, having its registered office at Rue Joseph Wauters 24, 4367 Crisnée, Belgium, registered with the register of legal entities under number 0477.126.469, represented for the purposes of this Agreement by Mr. Christophe Krzewinski, proxy holder, hereinafter referred to as “PPMD”;

the Parties referred to under 1 to 16, hereinafter referred to as the “Sellers” or each a “Seller”,

And:

17	Watson Pharma Actavis Sàrl, a company organised under the laws of Luxembourg, with its registered office at 46A, avenue J.F. Kennedy, L-1855 Luxembourg, and company number B172.475, hereinafter referred to as the “Purchaser”; and

18	Watson Pharmaceuticals, Inc, a company organised under the laws of the state of Nevada of the United States of America, with its principal office at Morris Corporate Centre III, 400 Interpace Parkway, Parsiappany, New Jersey, hereinafter referred to as the “Purchaser Guarantor”.

WHEREAS

(A)	The Sellers and Pantarhei will together own at Closing all of the shares in Uteron Pharma issued as at the date of this Agreement and all of the outstanding subscription rights (warrants/droits de souscription) in Uteron Pharma issued as at the date of Closing.

(B)	The Purchaser is a subsidiary of the Purchaser Guarantor, which is global pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, brand and biologic pharmaceutical products and is listed on the New York Stock Exchange.

(C)	The Purchaser wishes to acquire 100% of the outstanding securities issued by Uteron Pharma, in order to acquire 100% control over Uteron Pharma and any of its Subsidiaries. Following Closing (defined below), the Purchaser wishes to continue with the development of the Products (defined below) in Belgium.

(D)	Watson Pharmaceuticals Inc and Uteron Pharma have entered into a confidentiality agreement on 25 January 2012 (the “Confidentiality Agreement”). Watson Pharmaceuticals Inc. and Stijn Van Rompay, François Fornieri, Yima, Majocepi, Jean-Michel Foidart and Uteron Pharma have entered into a letter of intent on 19 November 2012 with respect to the Transaction (the “Letter of Intent”).

(E)	The Purchaser and the Sellers now wish to lay down in this Agreement the terms and conditions for the sale and purchase of 100% of the outstanding securities issued by each of the Companies.

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NOW, THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

1	Definitions and interpretation

1.1	Definitions

The following capitalised terms and expressions used in this Agreement shall have the following meanings:

€10 Options	the options in the agreed form between the €10 Securities Holders and Majocepi and/or François Fornieri and/or Stijn Van Rompay

€10 Securities	the Shares and Warrants set out in Part 3 of Exhibit 3.1 that shall be acquired by Majocepi and/or François Fornieri and/or Stijn Van Rompay prior to Closing pursuant to the €10 Options

€10 Securities Holders	the holders of the €10 Securities

Adjustment Statement	a statement to be prepared in the form set out in the Initial Purchase Price, Net Deb and Working Capital Reconciliation Statement

Affiliate	in relation to:

(a) a body corporate, any subsidiary undertaking or parent undertaking of that body corporate and any subsidiary undertaking of any such parent undertaking, in each case from time to time, including, in the case of a body corporate which is a vehicle for collective investment, any body corporate which manages or advises such collective investment vehicle and the Affiliates of that body corporate but not including any of their respective portfolio companies;

(b) an individual, any spouse and/or lineal descendants by blood or adoption, or any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settler, or any body corporate which is owned or controlled by any of the above;

(c) a limited partnership the partners of the limited partnership or their nominees or a nominee or trustee for the person, or any investors in a fund which holds interests, directly or indirectly, in the limited partnership including, in the case of a limited partnership which is a vehicle for collective investment, any body corporate which manages or advises such collective investment vehicle and the Affiliates of that body corporate but not including any of their respective portfolio companies; and

(d) a trust, the beneficiaries of the trust,

and Affiliate shall also include any person which is an Affiliate of a person in paragraphs (a) to (d) of this definition, and without prejudice to the above:

(i) Stijn Van Rompay, Pieter Van Rompay, Leon Van Rompay, Uteron Pharma Invest Burgerlijke Maatschap and Alter Pharma shall be Affiliates of each other;

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(ii) François Fornieri, Yima and Mithra shall be Affiliates of each other; and

(iii) Jean-Michel Foidart and Majocepi shall be Affiliates of each other

Agreement	this share purchase agreement together with the Annexes and the Exhibits

Annual Accounts	the audited annual accounts of each of the Companies as of the Annual Accounts Date comprising the balance sheet as of the Annual Accounts Date for each of the Companies and the profit and loss statement of each of the Companies for the period ending on the Annual Accounts Date, together with any explanatory notes or reports thereto and other documents which are required by law to be annexed to such accounts at folder 2.1 of the Data Room

Annual Accounts Date	31 December 2011

Annex	any annex to the Sellers’ Warranties or this Agreement

Alyssa	a product containing an intra uterine device (which as at the date of this Agreement, is intended to have a frame that is thinner than Levosert) releasing a hormone in a low-dose (as compared to Mirena) being on average no more than 20mcg/day of levonorgestrel in the first year of use, such product providing protection against pregnancy, and/or treats menorrhagia and/or other indications contemplated by the Company at the Closing Date (the “Alyssa Indications”) which is, at the date of this Agreement, being developed by Uteron Pharma Technologies under the project name Alyssa

Alyssa Derivative Product

with respect to Alyssa, any other product for any of the Alyssa Indications which is based on or constitutes further development of the Company’s Intellectual Property rights and/or Know-How in existence as at the Closing Date directly related to Alyssa wherein the relevant dimensions of the frame do not exceed the corresponding and relevant dimensions of Mirena.

For purposes of this Agreement, an Alyssa Derivative Product would exclude, without limitation, any intrauterine device system with a hormone elastomer core around the vertical stem of an integrated premoulded T frame, a non-hormonal intrauterine device system, or other implantable devices for any indication

Alyssa Indications	as defined in the definition of Alyssa

Article	an article of this Agreement

Articles of Association	the articles of association (statuten/statuts) of Uteron Pharma and, as the context requires, each of the Subsidiaries as disclosed at:

(a) folder 22.40, file 3 of the Data Room in the case of Uteron Pharma;

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(b) folder 21.1.1.2.2, file 1 of the Data Room in the case of Estatra;

(c) folder 21.1.1.2.3, file 1 of the Data Room in the case of Fendon;

(d) folder 21.1.1.2.4, file 1 of the Data Room in the case of Odyssea Pharma;

(e) folder 21.1.1.2.5, file 1 of the Data Room in the case of Uteron Pharma Operations; and

(f) folder 21.1.1.2.6, file 1 of the Data Room in the case of Uteron Pharma Technologies

Assurances	any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity, guarantee or commitment of any nature whatsoever (actual or contingent)

Authority	any international, national, governmental, federal, community, regional, provincial, municipal or other public or judicial authority of the United States of America, the European Union, Belgium or any other relevant jurisdiction

Belgian GAAP	the accounting Laws, rules and principles generally accepted in Belgium with respect to annual accounts

Blacklisted Entity	any person that appears or has appeared on or is owned or controlled by parties on the sanctions lists (or equivalent) of: (i) the United Nations; (ii) the US Government; (iii) the European Union; (iv) Belgium; and/or (v) any other equivalent authority or government in other territories with jurisdiction in relation to the enforcement of sanctions or Export Controls

BNP Leases	the following leasing agreements entered into between Odyssea Pharma and Uteron Pharma and BNPP in accordance with the general terms and conditions: Contrat de location U0009355 - leasing of 0001 Matériel de telephone divers téléphone dated 29 June 2012, and Contrat de location U0014525 - leasing of 0001 Imprimante multi-fonctions canon 2x LBP7680CX+ ACC dated 11 December 2012 at document 22.8.1 of the Data Room

BNPP	BNP Paribas Lease Group SA

Business	the business carried on by the Group and each of the Companies, being as currently carried on, including but not limited to, the development of the Products

Business Day	any day that is not a Saturday, Sunday or official public holiday in Belgium or the United States of America

Business IP	all Intellectual Property which is owned or which is or has been used or exploited in the Business by the Group including all Intellectual Property in the products and services supplied and/or developed by the Companies

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Business Names	as defined in Article 20.1

Cash	all monetary balances in hand or credited to any account with a financial institution on the date of Closing (and any interest accrued on those balances as at the close of business on the date of Closing), but excluding any Trapped Cash and any monetary amounts included within the Working Capital, as extracted from the Net Debt Balance Sheet in accordance with Part 1 of Exhibit 4

Civil Company Members	persons who are members of the Civil Company and Uteron Pharma Invest Bergerlijke Maatschap details of who are set out in Part 2 of Exhibit 3.1 (for the sake of clarity, the Civil Company Members are bound by the terms of this Agreement as if they were named herein as a Seller)

Claim	any claim in respect of any breach of or claim under, the Sellers’ Warranties, the Indemnities, (where applicable and not otherwise dealt with in the Tax Deed) the Tax Deed or any other obligations under this Agreement or under any of the other Transaction Documents

Claims Distribution Ratio	the proportion of a Seller’s share of a Claim which shall calculated on a pro rata basis to its share of the Purchase Price

Closing	the completion of the Transaction on the Closing Date

Closing Date	a date to be agreed by the Sellers’ Representative and the Purchaser that shall be the date on which all conditions precedent set forth in Article 8, which have not been waived, are satisfied or that falls within five (5) Business Days after such day

Colvir	a local treatment containing the active ingredient cidofovir delivered in a gel in conjunction with a cervical cap or alternatively, in a bioadhesive gel for cervical intraepithelial neoplasia induced by the human papilloma virus infection (the “Colvir Indication”) which is, at the date of this Agreement being developed by Femalon under the project name Colvir

Colvir Condition Satisfaction Cost	as defined in Article 3.5

Colvir Derivative Product

with respect to Colvir, any other product for the Colvir Indication which is based on or constitutes further development of the Colvir Intellectual Property rights and/or Know-How in existence as at the Closing Date and which is directly related to Colvir.

For purposes of this Agreement, a Colvir Derivative Product would exclude, without limitation, a non-cidofovir gel based product

Colvir Escrow Amount	USD 500,000

Colvir Escrow Release Condition	the acquisition of ownership of, or rights to use on terms reasonably satisfactory to the Purchaser, by Femalon (or another member of the Purchaser’s Group) the Colvir IPR in existence as at the Closing Date owned by Université de Liége and Universite de Bruxelles but

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that are not at the Closing Date owned by the Company so that all such rights are wholly owned or freely exploitable without any royalty or payment by any member of the Purchaser’s Group free from Encumbrances (other than those created by a member of the Purchaser’s Group after Closing) and with all consents required for such acquisition or licence (including, if necessary, the Colvir Walloon Consent) having been granted

Colvir Indication	as defined in the definition of Colvir

Colvir IPR	the Intellectual Property, Know-how, rights in clinical data and regulatory approvals in existence at the Closing Date arising from the Colvir Project co-owned or otherwise owned or held by Université de Liége and Universite de Bruxelles

Colvir Options	(a) the option agreement between Femalon and Mithra dated 1 June 2011 together with the addendum thereto dated 6 June 2011; and

(b) the assignment agreement between Femalon and Université de Liége entered into on or about the date of this Agreement,

pursuant to which Femalon acquired all Colvir IPR owned by Mithra and Université de Liége, copies of which are set out at document 20.8.1.2.4 and document 22.30.56 of the Data Room

Colvir Project	the Interuniversity research program organized under the sponsorship of the Walloon Region between the University of Liege, Laboratoire de technologie Pharmaceutique et Biopharmacie (ULg-LPG), Laboratoire d’Anatomie et Cytologie Pathologiques (ULg-LACP), Département de Biologie des Tumeurs et du Développement (ULg-LBTD), Laboratoire de Chimie Analytique (ULg-CA), the University of Brussels, Laboratoire de Recherche en Reproduction Humaine (ULB-LRH) and Mithra encompassing both specific preclinical studies, development of an original formulation and clinical studies of Cidofovir either alone or in association with other agents, the several tasks, objectives and milestones of which are described in an annex to the Colvir Biowin project agreement between those parties

Colvir Purchase Price	the exercise price payable by Femalon to Mithra upon completion of its Colvir Option, in an amount of EUR 500,000 (plus any applicable VAT (so as to be amounts payable in respect of the Colvir Options on or about Closing, but to exclude any deferred consideration or royalties payable under the Colvir Options)

Colvir Walloon Consent	the consent from the Walloon Region to the transfer of the Colvir IPR to a member of the Purchaser’s Group in a form reasonably satisfactory to the Purchaser

Commercially Reasonable Efforts	with respect to the efforts to be expended by a person to achieve the Milestones or any other objective hereunder which are expressed to require “Commercially Reasonable Efforts”, using the degree of skill,

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effort, diligence, expertise and resources and taking such steps which are substantially equivalent to the skill, effort, diligence, expertise and resources and steps that a company in the pharmaceutical (or medical device as the case may be) industry of a similar size and standing would normally use or take under similar circumstances to Develop and commercialise the pharmaceutical product (or medical device) in the relevant territories at a similar stage in its development or product life and of similar market potential taking into account certain factors, including, but not limited to:

	(a)	the probability of the relevant Development or commercialisation being successful (including with regard to the probability of obtaining regulatory approvals);

	(b)	the cost of Developing the Product or Derivative Product in question and obtaining regulatory approval for the Product or Derivative Product in question (having regard to Article 5.3(a));

	(c)	the anticipated profitability, including factors such as the expected profit margin, the volume of sales and the anticipated period during which the product in question will be commercially viable but excluding payments under Article 5;

	(d)	the potential efficacy of the Product or Derivative Product in question;

	(e)	the safety record of the Product or Derivative Product in question;

	(f)	the effect of approved labelling of such Product or Derivative Product, it being anticipated that the approved labelling may change over time;

	(g)	the competitiveness of alternative products in the marketplace, including both the cost and effectiveness of such competing products; and

	(h)	the patent and other proprietary position of the Product or Derivative Product.

It is anticipated that the level of effort may change over time, reflecting changes in the status of the Product or Derivative Product.

In determining whether the Purchaser or any member of the Purchaser’s Group has exercised Commercially Reasonable Efforts with respect to a Milestone or other objective for a Product, no account may be taken of any other product(s) being developed (whether alone or in combination with others), owned or licensed by any member of the Purchaser’s Group other than the Products

Company	any company in the Group and “Companies” shall mean any one or more of them

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Compensation	any amount to be paid by the Sellers or any one of the Sellers to the Purchaser as a result of a Claim

Conditions	the conditions precedent to Closing set out in Article 8.1

Confidential Information	all technical, financial, commercial and other information of a confidential nature relating to the Business, including without limitation, trade secrets, know-how, inventions, product information and unpublished information relating to Intellectual Property, object code and source code relating to Software, marketing and business plans, projections, current or projected plans or internal affairs of the Companies, secret or confidential information

Confidentiality Agreement	as defined in recital (D)

Conversion Rate	the spot selling and buying mid-market closing rate for a transaction between the two currencies in question as quoted by the European Central Bank (at noon GMT) on any date on which a conversion rate is to be determined in accordance with this Agreement or, if that rate is not quoted on that date, on the first preceding day on which that rate is quoted

Counsel	either:

(a) an independent Queen’s Counsel in a London company and commercial chambers with more than 10 years’ call and experienced in disputes arising out of agreements for the sale and purchase of companies governed by English law as reasonably agreed in writing by the Sellers’ Representatives and the Purchaser; or

(b) in default of such agreement within 10 Business Days of the Sellers’ Notice being given, an independent Queen’s Counsel in a London company and commercial chambers with more than 10 years’ call and experienced in disputes arising out of agreements for the sale and purchase of companies governed by English law as nominated on the application of either party by the President for the time being of the Law Society for England and Wales

Counsel’s Estimate	as defined in Article 16.2(b)

Cure Notice	as defined in Article 5.4(b)

Cure Period	as defined in Article 5.4(b)

Data Protection Legislation	all legislation relating to data protection and to the recording, interception and monitoring of communications and privacy including without limitation the EU Data Protection Directive 95/46/EC, the Privacy and Electronic Communications (EC Directive) Regulations 2003, Part 1 Regulation of Investigatory Powers Act 2000 as amended and any analogous legislation in any part of the world, the 8 December 1992 law on privacy (Loi Vie Privée/Privacywet), the royal Decrees enforcing it and the other applicable Belgian regulations which are listed on the web site of the Belgian Privacy Commission (http://www.privacycommission.be)

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Data Room	the virtual data room provided by SmartRoom and administered by Jefferies relating to the Transaction as at 11.59pm on 18 January 2013, an index to which has been provided to, but not been verified by, the Purchaser

Debt	the aggregate of the following obligations, whether or not then due and payable:

	(a)	the aggregate of fixed amounts repayable by the Companies pursuant to Grants that have been received in full at or before Closing where such payments are not linked to the success of a Product;

	(b)	pro rata obligations in relation to fixed disbursements in respect of Grants partially received at or before Closing;

	(c)	all monies borrowed or raised (whether or not on normal commercial lending terms, under the Facilities or upon the issue of bills, bonds, notes or loan stock) and any accrued interest payable in respect of those monies;

	(d)	obligations under all finance leases or hire purchase agreements, excluding any operating leases but including the ING Leases;

	(e)	declared and/or accrued but unpaid dividends (other than dividends due from one member of the Group to another member of the Group);

	(f)	receivables sold or discounted otherwise than on a non-recourse basis;

	(g)	all payment obligations under foreign exchange contracts and all derivative instruments (including any interest or currency protection, hedging or financial future transactions) that will be payable upon termination (assuming they were terminated) including the notional termination cost of the Swap as at 31 December 2012 as certified by Pricewaterhouse Coopers being EUR 624,000;

	(h)	any guarantee, counter-indemnity, letter of credit, indemnity or similar assurance against the financial loss of any other person;

	(i)	any amount in respect of the sale or discounting of a member of the Group’s rights or assets in return for funding in the nature of finance and any other off balance sheet finance (excluding for the avoidance of doubt any Working Capital);

	(j)	any liabilities for Tax (including, for the avoidance of doubt, tax accrued but not yet paid) (to the extent not provided for in Working Capital);

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	(k)	any unfunded liabilities under the Pension Schemes;

	(l)	any deferred or contingent consideration payable in connection with the acquisition of any share capital, business, asset, intellectual property or undertaking including to the extent not paid by a Company in full on or before Closing:

		(i) any amounts of the Estetra Fixed Purchase Price or Estetra Deferred Purchase Price payable to Pantarhei pursuant to the Estetra Call Option;

		(ii) any amounts of the UPT Fixed Purchase Price or UPT Deferred Purchase Price payable to UPT Saffel or Navitrade pursuant to the UPT Options; and

		(iii) the Colvir Purchase Price;

	(m)

all bonuses or exit or termination payments to Employees and Workers excluding any retention bonus agreed, with the prior written consent of the Purchaser, to be paid by any of the Companies to Employees or Workers;

	(n)	other items in the nature of indebtedness (but for the avoidance of doubt, excluding, save as referred to in (a) and (b) above, Grants and trading payables provided for in the Working Capital); and

	(o)	any amounts payable in the nature of costs and/or fees on the termination, repayment, prepayment or cancellation of any of the above,

	but for the avoidance of doubt not including any amounts owed by one member of the Group to another member of the Group

Deferred Grants Purchase Price	as defined in Article 3.7(a)

Deferred Purchase Price	as defined in Article 3.1(a)(ii)

Deferred Purchase Price Grants	the Grants with the following contract numbers in the table or Grants in the agreed form:

	(a)	117385

	(b)	362268

	(c)	6876

	(d)	6926

	(e)	6770

	(f)	ST920516

	(h)	6875

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Deferred Transaction Costs	any third party financial, legal or other advisor costs or expenses (and any applicable VAT or equivalent) incurred (but unpaid prior to Closing) by any Company to the extent relating to the Transaction or any previous contemplated transaction involving the issue, sale and purchase of securities (including an initial public offering of securities issued by Uteron Pharma) excluding the Initial Transaction Costs. Any costs or expenses (and related VAT if applicable) incurred (but unpaid prior to Closing) by any Company of the following advisers shall be deemed to be Deferred Transaction Costs:

	(a)	Nauta Dutilh;

	(b)	Paris Smith LLP;

	(c)	Lawford Davies Denoon;

	(d)	Allen & Overy;

	(e)	Jefferies;

	(f)	VMB (tax advisors); and

	(g)	DKW & Partners

Definitive Securities and Distribution Table	the share capital table to be delivered by the Sellers to the Purchaser pursuant to Article 9.7

Derivative Product	the Alyssa Derivative Product, Colvir Derivative Product, Diafert Derivative Product, Estelle Derivative Product and/or Vaginate Derivative Product

Determination Date	the date on which Net Debt is finally determined pursuant to Article 4.2

Development	in relation to a Product or a Derivative Product, the use of Commercially Reasonable Efforts to develop that Product or Derivative Product with a view to commercialising that Product or Derivative Product, including but not limited to, preclinical testing, toxicology, formulation, market research, clinical trials and dealing with regulatory affairs, applying for and obtaining regulatory approvals and Launching such Product or Derivative Product and “Develop” shall be construed accordingly

Diafert	an immunoassay that assists in oocyte or embryo selection by quantifying GCSF levels found in follicular fluid during any assisted reproduction procedure with a view to enhancing the pregnancy success rates which is, at the date of this Agreement, being developed by Femalon under the project name Diafert

Diafert Derivative Product	with respect to Diafert, any other product or service which assists in oocyte or embryo selection by quantifying GCSF levels found in follicular fluid during any assisted reproduction procedure with a view to enhancing the pregnancy success rates which is based on or constitutes further development of the Intellectual Property rights and/or Know-How directly related to Diafert and the immunoassay incorporates at least one monoclonal antibody

Private and confidential

For purposes of this Agreement, a Diafert Derivative Product would exclude, without limitation, any GCSF product that is used for an indication outside of improving implantation rates or a non-GCSF immunoassay

Disclosed Information	subject always to the requirement of fair disclosure, any information: (i) disclosed in the Disclosure Letter, (ii) only to the extent specified in the Disclosure Letter, in the Data Room documents specifically referenced in the Disclosure Letter against the Sellers’ Warranties to which those disclosures relate, or (iii) contained in this Agreement or the Exhibits or Annexes. For the avoidance of doubt, the Parties agree that none of the information in the Data Room and/or the Data Room documents referred to in the Disclosure Letter is or are generally disclosed or deemed disclosed

Disclosure Letter	the letter of the same date as this Agreement provided by the Sellers’ Representatives to the Purchaser in the agreed form

Director	any member of the board of directors (bestuurder/administrateur) of Uteron Pharma or of any of its Subsidiaries and, if such member is a legal entity, its permanent representative

Distribution Ratio	the Claims Distribution Ratio where the term is used in relation to Claims or the Proceeds Distribution Ratio where the term is used in relation to the Purchase Price

Distributor	any Person that sells a Product or Derivative Product in accordance with a distribution agreement concluded with any member of the Purchaser’s Group

Due Amount	the amount (if any) due to the Purchaser on a Claim being finally determined

Employees	any employee, part time employee, temporary employee or home worker with employee status of a member of the Group and “Employee” shall mean any one of them

Employee Warrant Plan	the offer and issue to Employee and Directors by the Company of the Employee Warrants

Employee Warrants	the 53,000 warrants issued by Uteron Pharma for the benefit of directors and employees on 17 December 2010 with an exercise price per warrant of EUR 67.5676 as included at document 20.1.6.2.5, File 1 to 142 of the Data Room: UP 2010-12-17 and UP rapport special CA art 583 2010-12-17 at document 20.1.6.2.5 of the Data Room, as amended by resolution of the shareholders’ meeting of 9 September 2011 and UP acte notar. augmentation capital - nomination - modifications 2011-09-09

Encumbrance	any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any pledge, mortgage, charge, lien, assignment, attachment, usufruct, title retention, option or other similar security interest

Private and confidential

Environment	any and all organisms (including humans), habitats, ecosystems, property (including buildings) and the following media:

(a) air (including air within buildings and the air within natural or man-made structures and enclosures whether below or above ground);

(b) water (including territorial waters, coastal and inland waters, surface and ground waters and waters in wells, boreholes, drains and sewers); and

(c) land (including surface land and subsurface strata and sea beds and river beds, wetlands or flood plains)

Environmental Laws	all international, European Union, national, federal, state or local laws (including common and statute law and civil and criminal law) and all subordinate legislation and regulatory codes of practice (including statutory instruments, permits, regulations, treaties and conventions) relating to Environmental Matters which are or were binding on a Company in the relevant jurisdiction in which a Company is or has been operating

Environmental Matters	any matter relating to the protection of the Environment or the management of Waste

Escrow Account	the bank account opened by the Escrow Agents to be opened with the Royal Bank of Scotland plc in accordance with Article 3.2(a)

Escrow Agents	SJ Berwin LLP and Paris Smith LLP

Escrow Agreement	the agreement, in the agreed form, to be signed by the Sellers’ Representatives (on behalf of the Sellers) and the Purchaser instructing and authorising the Escrow Agents to establish and operate the Escrow Account

Escrow Amount	USD 15,000,000 (fifteen million United States Dollars) (such amount including the Colvir Escrow Amount)

Escrow Release Date	the date that is 24 calendar months after the date of Closing

Estelle	an oral contraceptive containing estetrol (E4) either alone or in combination with any type of progestin. At the date of this Agreement, this project is being developed by Estetra as a combination oral contraceptive named Estelle

Estelle Derivative Product

with respect to Estelle, any other oral contraceptive product which is based on or constitutes further development of the Intellectual Property rights and/or Know-How in existence as at the Closing Date directly related to Estelle.

For purposes of this Agreement, an Estelle Derivative Product would exclude, without limitation, any contraceptive product that does not contain estetrol (E4)

Estelle Reference Process	the process (a synthetic pathway) used by Cambridge Major Laboratories in Weert (Netherlands) on behalf of Estetra to produce estetrol used in the phase 2 clinical trial performed in respect of Estelle

Private and confidential

Estetra	Estetra SA, with registered office at Rue du Travail 16, 4460 Grâce-Hollogne, Belgium, registered with the Register of Legal Entities (Liège) under the number 0818.257.356

Estetra Call Option	the call option in the agreed form to be entered into between Uteron Pharma, Pantarhei and Estetra upon the exercise of which Uteron Pharma can acquire all of the securities in Estetra that it does not own (so that following exercise Uteron Pharma shall own all outstanding securities (including all rights to subscribe for securities) in Estetra)

Estetra Deferred Purchase Price	any deferred purchase price to be paid to Pantarhei pursuant to the Estetra Call Option, being up to two payments totalling no more than EUR 2,000,000, being:

(a) up to 2 million Euros upon the achievement of the Milestone in Article 5.1(d)(i), depending on the Yield achieved (as more particularly specified in the Estetra Call Option); and

(b) the balance (if any) of the EUR 2,000,000 on the achievement of the Milestone Payment in Article 5.1(d)(ii);

Estetra Fixed Purchase Price	the fixed part of the purchase price to be paid by Uteron Pharma upon completion of the Estetra Call Option, which is payable in cash being EUR 4,000,000 and the issue of the Pantarhei Securities

Estetra Purchase Price	the total purchase price to be paid by Uteron Pharma and/or any of its Subsidiaries under the Estetra Call Option, which is composed of the Estetra Fixed Purchase Price and the Estetra Deferred Purchase Price

Estimated Net Debt	minus USD 14,462,997 (fourteen million, four hundred and sixty two thousand, nine hundred and ninety seven United States Dollars), being a negative number

Estimated Net Working Capital	minus USD 2,157,000(United States Dollars two million, one hundred and fifty seven thousand), being a negative number

Existing Security	(a) the assignment by Uteron Pharma to ING, in relation to the ING Facility, of all current and future receivables of Uteron Pharma from third parties pursuant to article 52 of the general terms and conditions (Réglement Général des Opérations) of ING

(b) the pledge by Uteron Pharma and Odyssea Pharm to ING, in relation to the ING Facility, of all claims of Uteron Pharma and Odyssea Pharma on to ING and on third parties in accordance with the general credit terms and conditions (Règlement Général des Crédits) of ING;

(c) the pledge by Uteron Pharma to BNPP, in relation to the leasing agreement with BNPP dated 11 December 2012, of all receivables of Uteron Pharma from third parties in accordance with the general terms and conditions applicable to such leasing agreement;

Private and confidential

(d) the pledge by Odyssea Pharma to BNPP, in relation to the leasing agreement with BNPP dated 11 December 2012, of all receivables of Odyssea Pharma from third parties in accordance with the general terms and conditions applicable to such leasing agreement;

(e) the undertaking by each of François Fornieri, Jean-Michel Foidart (on behalf of Majocepi), Stijn Van Rompay, Pieter Van Rompay and Bernard Jolly to in certain circumstances subscribe for further shares in Uteron Pharma as part of a capital increase, or otherwise provide funds to Uteron Pharma, to enable Uteron Pharma to repay the ING Facility;

(f) the undertaking by each of Mithra, UPT, Themis Holding SA and François Fornieri to:

(i) pay up the share capital of Odyssea Pharma in the amount of EUR 2,000,000 if the production of Levosert was started (to be by 31 December 2010 at the latest); and

(ii) compensate any cost overrun linked to the real estate project of Odyssea Pharma

Export Controls	the prohibition or regulation of the exportation of goods or services (including goods, services or technology exported in connection with the Business) to certain destinations or in certain circumstances as specified by the laws of: (i) the United Nations; (ii) the United States; (iii) the European Union; (iv) Belgium; and/or (v) any other country with jurisdiction in relation to the enforcement of export controls or similar trade restrictions

EUR 3.38 Warrants	those Warrants with an exercise price of EUR 3.38 per warrant

EUR 6.83 Warrants	those Warrants with an exercise price of EUR 6.83 per warrant

Facilities	all debentures, acceptance credits, overdrafts, loans or other financial facilities or derivative or hedging facilities which are either available to Uteron Pharma or under which Uteron Pharma has outstanding liabilities or obligations without limitation the ING Facility but excluding the Grants set out in the Grants Summary Table

fairly disclosed	a matter will be ‘fairly disclosed’ to the extent the matter in question is disclosed in sufficient detail to enable the Purchaser to identify the matter and to make a reasonable informed decision about the nature and effect of the matter including its effect in respect of the Sellers’ Warranty in question, and “fair disclosure” shall mean any matter that is “fairly disclosed”

Femalon	Femalon SA, with registered office at Rue du Travail 16, 4460 Grâce-Hollogne, Belgium, registered with the Register of Legal Entities (Liège) under the number 0836.630.344

Private and confidential

Femalon SPA	the share sale and purchase agreement relating to one share in Femalon between Novalon and Uteron Pharma Operations in the agreed form

finally determined	as defined in Article 6.8

First Warrant Payment Threshold	EUR 117,366,290

Five Major European Union Member States	UK, France, Spain, Italy and Germany

Freehold	an absolute right of ownership to land

FSA	the Financial Services Authority

FSMA	the Financial Services and Markets Act 2000

Gedeon Richter Agreement	the exclusive license and supply agreements signed on 21 February 2011 (but dated for Levosert 15 on top 21 January 2011) between Uteron Phara Operations and Gedeon Richter Plc in tab 4.2 of the Data Room

Grant	any grant, subsidy, recoverable advance or other similar financial award, whether or not refundable or repayable, received by any of the Companies from any federal, state or local governmental body or other Authority, including but not limited to those which are set out in the Grant Summary Table

Grant Summary Table	the summary table of Grants in the agreed form

Group	Uteron Pharma and the Subsidiaries, taken as a whole

Group Securities	the shares, warrants, options and any other equity or debt securities of each of the Companies

Guarantee	as defined in Article 3.4(a)

Guaranteed Obligation	as defined in Article 3.4(a)

Health and Safety laws	all international, European Union, national, federal, state or local laws (including common and statute law and civil and criminal law) and all subordinate legislation and regulatory codes of practice (including statutory instruments, permits, regulations, treaties and conventions) relating to human health and safety or the condition of the workplace which are or were binding on a Company in the relevant jurisdiction in which a Company is or has been operating

IFRS	the accounting standards as set out in all International Accounting Standards, International Financial Reporting Standards, statements of the International Accounting Standards Board, the Standards Advisory Council and the International Financial Reporting Interpretation Committee

Indemnity	the indemnities set out in Article 17 and Indemnities shall be construed accordingly

Indemnity Claim	any claim in respect of a breach of any of the “Indemnities”

Private and confidential

Independent Accountant	either:

	(a)	an independent firm of chartered accountants of international repute reasonably agreed in writing by the Sellers’ Representatives and the Purchaser; or

	(b)	in default of agreement as to the identity of that independent firm within five Business Days of either party notifying the other of its wish to appoint an independent firm, a specific member of an independent firm of chartered accountants to be nominated on the application of either party by the President for the time being of the Institute of Chartered Accountants in England and Wales

Indirect Tax	(a)	VAT imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112);

	(b)	any other value added tax and any sales tax, use tax, consumption tax or goods and services tax; and

	(c)	any other tax of a similar nature to any tax referred to in (a) or (b)

ING	ING Belqique SA

ING Consents	the consent to the Transaction in a form reasonably satisfactory to the Purchaser from:

	(a)	ING;

	(b)	ING Equipment Lease Belgium SPA;

	(c)	ING Lease Belgium SA,

confirming that they will not exercise any resulting termination rights that they have under change of control provisions in any arrangements with any of them

ING Facility	the credit facility granted by ING to Uteron Pharma by letter of 15 October 2012 in the maximum amount of EUR 5,000,000, of which the term has been extended by a letter of 30 November 2012 to 31 January 2013, : ING loan extension document (part 1), ING Loan extension document (part 2), and copie courier Uteron Pharma du 30 11 2012) at document 2.2.1 of the Data Room

ING Leases	the immovable leasing agreement entered into between Odyssea Pharma and ING Lease Belgium NV on 19 September 2007: Odyssea - acte notarié propriété Grace-Hollogne Sep 2007 at tab 6.1.1 of the Data Room; Odyssea - ING Contrat location Grace-Hollogne Sep 2007 at document 6.1.1 of the Data Room; 2012-10 Odyssea - ING acte location financement 2007 avenant 2 at document 21.4.2.5 of the Data Room and Avenant 1 - Odyssea Pharma - ING lease - Immovable leasing agreement at folder 22.17, file 2 of the Data Room) and the following leasing agreements entered into between Odyssea Pharma and ING Equipment Lease

Private and confidential

Belgium SA and governed by the general terms and conditions Odyssea - ING Cond. Gen. Uniformes Apr2008; Cond. Gen. uniformes - Français - 2008 - Clean 03 04 2008; Odyssea - ING Condition General location leasing Dec 2009 at folder 20.2.3.1.1, file 13 to 21 of the Data Room): file 1 - 137779; file 2 - 138334; file 3 - 139034; file 4 - 140795; file 5 - 141973; file 6 - 143164; file 7 - 143620; file 8 - 143983; file 9 - 146269; file 10 - 146374; file 11 - 146912; file 12 - 148347; file 13 - 153907; file 14 - 153909; file 15 - CG FR; file 16 - ING - Lease - 137779; file 17 - ING - Lease - 138334 at folder 20.2.3.1.1, file 2 of the Data Room

Initial Purchase Price	the initial purchase price referred to in Article 3.1(a)(i)

Initial Purchase Price, Net Debt and Working Capital Reconciliation Statement	the statement in the agreed form setting out the calculation of the Initial Purchase Price, the Net Debt and the Working Capital Estimates

Initial Transaction Costs	the third party financial legal or other advisor costs (and any related VAT if applicable) of USD 4,939,586 (four million, nine hundred and thirty nine thousand, five hundred and eighty six United States Dollars) set out in the Initial Purchase Price, Net Debt and Working Capital Reconciliation Statement

Intellectual Property	(a) patents, utility models, trade marks, service marks, registered designs, trade names, business names, domain names, unregistered trade marks and service marks, rights in logos and get-up, copyright, database rights, all rights of whatsoever nature in computer software and data, semiconductor topographies, inventions, rights in confidential information, know-how, rights in designs;

(b) rights under licences, consents, statutes, orders or otherwise in relation to a right in paragraph (a) of this definition;

(c) rights of the same or similar effect or nature to those in paragraphs (a) and (b) of this definition anywhere in the world which now or in the future may subsist; and

(d) renewals, reversions or extensions, applications (including in respect of patents any re-examinations, re-issues, divisionals, continuations or part continuations) and rights to apply for any of the rights in paragraphs (a), (b) and (c) of this definition

Intellectual Property Warranties	the warranties set out in paragraph 24 (Intellectual Property and related warranties) of Part 1 of Exhibit 12

Investment Agreements	those investment agreements, joint venture agreements, shareholder agreements or subscription agreements set out in Exhibit 22.1 and any other investment agreement entered into by a Company and any of the Sellers

Private and confidential

IPO Costs	an amount of EUR 151,352.50, comprised of:

(a) EUR 115,000 payable by a Company to ING (which includes any applicable VAT); and

(b) EUR 36,352 by a Company to De Groof Bank (which includes any applicable VAT)

IT Systems	the information and communications technology infrastructure and systems including Software, hardware, firmware and networks which is or has been used in the Business excluding common off-the-shelf software

Jean-Michel Foidart Security	the Encumbrance granted by Jean-Michel Foidart to ING in respect of certain Shares

Jefferies	Jefferies International Limited

Jefferies Engagement Letter	the engagement letter between Jefferies International Limited and Uteron Pharma

Jefferies Novation Agreement	the novation agreement in the agreed form novating the obligations of Uteron Pharma under the Jefferies Engagement Letter to Stijn Van Rompay, Jean-Michel Foidart, Francois Fornieri, Yima SPRL, Majocepi SPRL and Pieter Van Rompay

JMF Amendment Letter	the letter in the agreed form amending Jean-Michel Foidart’s restrictive covenants in respect of the Group

Joint Venture Options	the Estetra Call Option, the UPT Navitrade Call Option, the UPT Saffel Call Option and the Novalon Put Option

Key Contracts	the agreements, arrangements and commitments (whether or not reduced to writing) of a Company which are material (as defined in Article 12.4(f)) to the Business, any Company or any Product that are in force at Closing or which have expired or terminated but under which a Company has outstanding material liabilities or obligations, and “Key Contract” shall mean any of them

Key Employee	an Employee earning in excess of EUR 60,000 per annum or otherwise in the development of the Products

Key Worker	a Worker whose consultancy fees are in excess of EUR 60,000 per annum or who is otherwise involved in the development of the Products

Know-how	any and all technical and/or business information considered confidential

Launch	in relation to a Product or a Derivative Product means the first lawful commercial sale in the applicable country (which, for the avoidance of doubt, shall include a sale as part of a “bundle” of products) of that Product or Derivative Product (excluding the provision of products to healthcare professionals for compassionate purposes or market evaluation) by a member of the Purchaser’s Group or by a Sub(Licensee) or a Distributor or otherwise with the authorisation of a member of the Purchaser’s Group to a third party that is not a member of the Purchaser’s Group

Private and confidential

Law	any law, decree, regulation, decision, order, judgment or other rule or measure enacted or promulgated by any Authority and that is currently in effect

Leases	as defined in Sellers’ Warranty 21.3

Legal DD Report	the legal due diligence report prepared by NautaDutilh relating to the Group dated 11 May 2012 in view of a potential initial public offering of Uteron Pharma’s securities on Euronext Brussels subject to the limitations set forth in the Legal DD Report Reliance Letter and the legal due diligence report itself

Legal DD Report Reliance Letter	the letter in the agreed form from NautaDutilh permitting the Purchaser to rely on the Legal DD Report within the limitations set forth in the letter and the Legal DD Report itself

Letter of Intent	as defined in recital (D)

Levosert	a product containing an hormonal intrauterine device that is similar to Mirena providing protection against pregnancy and/or treating menorrhagia, which is, at the date of this Agreement, named Levosert and being developed by Uteron Pharma Technologies, Odyssea Pharma, and/or Medicines 360

Licence-In	an agreement by a person to license Intellectual Property to the Companies excluding licences to use common off-the-shelf software

Licence-Out	an agreement by the Companies to license or sub-license Intellectual Property to a person excluding any licence granted to a third party for the purposes of the provision of goods or services to, or on behalf of, a member of the Group

Licensed Business IP	any Business IP which is currently licensed or sub-licensed to the Companies excluding licences to use common off-the-shelf software

(Sub)Licensee	any Person that sells a Product or Derivative Product pursuant to a licence agreement in respect of that Product or Derivative Product concluded with any member of the Purchaser’s Group; or any Person that sells a Product or Derivative Product pursuant to a sub-licence agreement concluded with a licensee or sub-licensee of that Product or Derivative Product

Loss	any and all losses, (excluding indirect and consequential loss), but including loss of future earnings to the extent agreed by the Purchaser and the Sellers’ Representatives (or relevant Seller) in writing or so determinated to be appropriate by the Court), damages, costs, fees or expenses, taxes, fines and penalties sustained or incurred in relation to the relevant matter including legal costs and fees and expenses of experts

LPMPA	the Law of Property (Miscellaneous Provisions) Act 1994

Majority Sellers	as defined in the Parties listed on page 1 above

Management Accounts	the consolidated management accounts of the Group for the period of twelve calendar months to the Management Accounts Date from the Annual Accounts Date, a copy of which is in the agreed form

Private and confidential

Management Accounts Date	31 December 2012

Managing Director	any person delegated with the daily management (person belast met het dagelijks bestuur / personne déléguée à la gestion journalière) of any of the Companies

Material Adverse Change	any event, effect, state of affairs or circumstance or a combination thereof occurring or arising which either affects the Group or any Company and/or which affects the pharmaceuticals industry that the parties could not reasonably have known about at the date of this Agreement (other than the launch of a product by any third party (not being a Seller or an Affiliate of a Seller) that competes with any of the Products) in the period between the date of this Agreement and the Closing Date which: (i) would reasonably prevent the Purchaser from purchasing all of the Securities of Uteron Pharma free from Encumbrances on Closing or prevent the other Group Securities all being wholly owned by another Company free from Encumbrances; or (ii) would or is reasonably likely to materially and adversely affect the financial position, the business or the prospects of the Group or any Company

Matter in Dispute	as defined in Article 5.8(a)

Milestone	as defined in Article 5.1

Milestone Notice of Objection	as defined in Article 5.2(a)(ii) or 5.2(b)(ii) (as the case may be)

Milestone Payment	as defined in Article 5.1

Mirena	a hormonal intrauterine system currently marketed by Bayer and/or its affiliates under the brand Mirena®

Mithra Services Agreement	the services and transitional arrangements agreement to be entered into between Uteron Pharma (and any of the relevant Subsidiaries) and Mithra at the Closing Date in the agreed form

Mithra	Mithra Pharmaceuticals SA

Net Debt	the net debt of the Companies at date of closing as calculated in accordance with Article 4 and Exhibit 4

Net Debt Balance Sheet	the audited consolidated balance sheet of Uteron Pharma (including all Subsidiaries) at the date of closing prepared by the Purchaser and the Sellers’ Representatives in accordance with Article 4

Net Sales	the gross amount received by the Purchaser’s Group or, where the Products are sold by a Distributor or (Sub)Licensee, received by such Distributor or (Sub)Licensee, from Products sold by the Purchaser’s Group (or, as applicable, the Distributor or (Sub)Licensee) to its customers pursuant to invoices for such sales (excluding the provision of Products to healthcare professionals for compassionate purposes or market evaluation), reduced by the following amounts, all to be calculated in accordance with IFRS

(a) amounts actually allowed as trade, volume or quantity discounts, including early pay cash discounts on such Products;

Private and confidential

	(b)	amounts repaid or credited by reason of defects, recalls, accrued or actual returns, rebates and allowances of goods or because of retroactive price reductions specifically identifiable to the relevant Product;

	(c)	rebates and administrative fees paid to medical health care organizations in line with approved contract terms in respect of such Products;

	(d)	rebates resulting from direct or indirect government (or an agency thereof) rebate programs or chargeback programs in respect of such Products;

	(e)	rebates paid to wholesalers for inventory management programs or distribution management agreements in respect of such Products, in accordance with Uteron Pharma’s practice reasonably consistently applied;

	(f)	taxes up to the amount specifically identified and included in invoiced amounts for sales or excise taxes and duties (including VAT), custom duties, and other governmental charges imposed directly on and actually paid by Uteron Pharma in respect of such Products; and

	(g)	transportation costs up to the amount specifically identified and included in invoiced amounts, including insurance and shipping, freight, and handling charges

Net Working Capital Gap	the amount of the Working Capital less the Estimated Net Working Capital as calculated in accordance with Part 1 of Exhibit 4

Nominated Account	the Sellers’ Counsel’s client account with the following details: Account number: 310-1692518-51BIC code: BBRUBEBB IBAN number: BE 75310169251851 Bank: ING, Avenue de la Couronne 449, 1050 Brussels

Non-Compliance Notice	as defined in Article at 5.4(b)

Normal Course	remuneration for services as an employee or consultant to the Group

Notice of Claim	in the case of a Claim by the Purchaser, notice of such claim served on the relevant Seller and/or the Sellers’ Representatives (as the case may be) setting out on a without prejudice basis the Purchaser’s Estimate and reasonable details of the nature of the claim

Private and confidential

Notice of Objection	the notice sent in accordance with Article 4.2(b)

Novalon	Novalon SA, with registered office at Rue du Travail 16, 4460 Grâce-Hollogne, Belgium, registered with the Register of Legal Entities (Liège) under the number 0877.126.557

Novalon Consideration	as defined in Article 10.4

Novalon Beneficiaries	as defined in Article 19.1

Novalon Liabilities	any and all debts, liabilities, commitments or obligations of any nature (whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated) in relation to Novalon or the business carried on by it from time to time or attaching to Novalon or the business carried on by it from time to time incurred or arising at any time whether on, prior to or after the Closing Date whether or not invoiced and whether or not due and payable at that time and whether or not the same would be required by IFRS to be reflected in the financial statements or disclosed in the notes thereto, including without limitation:

(a) all taxation and liabilities in tort or for breach of statutory duty or for breach of contract or otherwise;

(b) all liabilities to clients, customers, employees or suppliers of the Business; and

(c) all liabilities to any governmental or regulatory body

Novalon Purchasers	Stijn Van Rompay, Leon Van Rompay, François Fornieri and Majocepi SPRL

Novalon Put Option	the put option agreement in the agreed form upon the exercise of which Uteron Pharma and the Subsidiaries can transfer all securities which they hold in Novalon to one or more of the Sellers or another Person which is not Uteron Pharma or any of the Subsidiaries

Novalon Services Agreement	the services agreement to be entered into between the Novalon Beneficiaries in the agreed form (or other relevant Company) and Novalon at the Closing Date

Novalon Termination Agreements	the two agreements terminating all agreements entered into prior to Closing between the Group and Novalon in the agreed form to be entered into between each of Uteron Pharma and Uteron Pharma Technologies (respectively) and Novalon at the Closing Date

Odyssea Pharma	Odyssea Pharma SA, with registered office at Rue du Travail 16, 4460 Grâce-Hollogne, Belgium, registered with the Register of Legal Entities (Liège) under the number 0892.121.272

Offer Period	as defined in Article 5.5(b)(iv)

Offset Amount	as defined in Article 15

Outstanding Consultancy Fee	the amount of EUR 121,000 (which includes any applicable VAT) owed to SVR Invest SPRL pursuant to the terms of the consultancy agreement between SVR Invest SPRL and Uteron Pharma (document 18.14 file 1 in the Data Room)

Private and confidential

Owned Business IP	any Business IP which is owned by any member of the Group

Pantarhei	Pantarhei BioScience B.V.

Pantarhei Consultancy Amendment Agreement	the agreement in the agreed form amending the consultancy agreement between Pantarhei and Estetra

Pantarhei Drag Right	the drag right set out in the Estetra Call Option pursuant to which the Purchaser can purchase all securities in Uteron Pharma held by Pantarhei

Pantarhei Joint Venture Agreement	the joint venture agreement relating to Estetra between Uteron Pharma, Estetra and Pantarhei dated 3 September 2009, as supplemented by the letter dated 7 February 2011 (DR 20.3.3.1.1, file 27 - Pantharei - Joint venture agreement and DR 20.1.7.4.1, file 2 - Pantharei additional agreement)

Pantarhei Licence Agreement	a licence agreement to be entered into upon exercise of the Estetra Call Option granted by Pantarhei and Donesta Bioscience B.V. to Estetra regarding Estetrol

Pantarhei Release Condition	Pantarhei confirms in writing in a form reasonably satisfactory that it will not make any claim against any member of the Purchaser’s Group in respect of any of the matters described in Articles 17.1 and 17.4

Pantarhei Release Costs	any reasonable adviser’s costs incurred by the Purchaser’s Group in seeking to obtain the Pantarhei Release Condition and any payment made to Pantarhei by any member of the Purchaser’s Group in order to achieve the Pantarhei Release Condition (including any payments to settle legal proceedings in respect of a claim described in Articles 17.1 and 17.4)

Pantarhei Securities	the 400,000 Shares to be issued to Pantarhei upon the completion of the Estetra Call Option which are to be sold to the Purchaser pursuant to the Pantarhei Drag Right

Pantarhei Side Letter	the letter in the agreed form from the Majority Sellers to the Purchaser relating to Partarhei

Parties	the parties to this Agreement

PCAS Process	the manufacturing process currently being developed for Uteron Pharma by PCAS S.A of Z.I de la Vigne aux Loups 91161 Longjumeau, France as at the date of this Agreement or other similar process

Pension Scheme	the following insurance agreements:

(a) the group insurance agreement entered into on 2 September 2011 between Uteron Pharma and Axa Belgium at folder 8.8 of the Data Room;

(b) the group insurance agreement entered into on 3 May 2011 between Uteron Pharma Operations and Axa Belgium at folder 8.8 of the Data Room;

Private and confidential

	(c)	the group insurance agreement entered into on 2 September 2011 between Uteron Pharma Technologies and Axa Belgium at folder 8.8 of the Data Room;

	(d)	the group insurance agreement entered into on 4 December 2007 between Odyssea Pharma and Axa Belgium at folder 8.8 of the Data Room;

	(e)	the group insurance agreement entered into on 2 September 2011 between Femalon and Axa Belgium at folder 8.8 of the Data Room;

	(f)	the group insurance agreement entered into on 2 September 2011 between Estetra and Axa Belgium at folder 8.8 of the Data Room;

	(g)	the individual pension agreement entered into on 3 May 2012 between Uteron Pharma and Axa Belgium, for the benefit of Fabian Somers at folder 8.8 of the Data Room; and

	(h)	the individual pension agreement entered into on 10 May 2012 between Uteron Pharma and Axa Belgium, for the benefit of Thierry Janssen at folder 8.8 of the Data Room

Person	any natural person or legal entity that can sue and be sued

Pharmaceuticals Expert	either:

	(a)	an independent expert who has not been instructed by any of the Parties in the 12 calendar months prior to the determination in question (unless otherwise agreed, the fact of such instruction having been disclosed to the other party prior to agreement) who has relevant experience in women;s health industry and in the pharmaceutical industry on the points of disagreement, whose identity is to be agreed on between the Sellers’ Representatives and the Purchaser; or

	(b)	in default of agreement as to the identity of that individual within five Business Days of either the Purchaser or the Sellers’ Representatives notifying the other of its wish to appoint an independent expert, a specific independent expert who has not been instructed by any of the Parties in the 12 calendar months prior to the determination in question nominated by the president of the Association of the British Pharmaceutical Industry

Phase III Clinical Trials	clinical trials on human beings conducted after phase II clinical trials and whereby a drug candidate is given to a large group of subjects in order to assess both safety and efficacy of the drug candidate

Price Adjustment Amount	in the amount payable pursuant to Article 4.1(a) or 4.1(a)(ii) (as the case may be)

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Proceeds Distribution Ratio	in relation to a Security, the share of the Purchase Price payable in respect of that Security ascertained as follows:

(a) to the extent that the Purchase Price is equal to or less that the First Warrant Payment Threshold

(i) allocate to each Share an amount equal to the sum of (A) the Purchase Price and (B) the product of EUR 3.38 and the number of EUR 3.38 Warrants, divided by the sum of (C) total number of Shares and (D) EUR 3.38 Warrants;

(ii) allocate to each EUR 3.38 Warrant an amount equal to the sum of: (A) the Purchase Price, and (B) the product of EUR 3.38 and the number of EUR 3.38 Warrants, divided by the sum of (C) total number of Shares and (D) EUR 3.38 Warrants, less EUR 3.38;

(b) to the extent that the Purchase Price is greater than the First Warrant Payment Threshold but no more than the Second Warrant Payment Threshold, allocate to each Share, EUR 3.38 Warrant and EUR 6.83 Warrant an amount equal to that part of the Purchase Price which exceeds the First Warrant Payment Threshold divided by the total number of Shares, EUR 3.38 Warrants and EUR 6.83 Warrants

(c) to the extent that the Purchase Price is greater than the Second Warrant Payment Threshold allocate to each Security an amount equal to that part of the Purchase Price which exceeds the Second Warrant Payment Threshold divided by the total number of Securities

Product Disposal Price	as defined in Article 5.5(b)(iv)

Products	Levosert, Diafert, Estelle, Colvir, Vaginate and Alyssa or any Derivative Product and “Product” shall mean any one of them

Properties	the leasehold properties for which the material particulars of the Leases appear in Appendix 2 and “Property” shall mean any of them

Protocol	the clinical investigation protocol relating to Diafert in the agreed form

Purchase Price	the purchase price for the Securities referred to in Article 3.1 as adjusted in accordance with Article 4.

Purchase Warrants	EUR 6.83 Warrants and those Warrants with a Warrant Exercise Price of and EUR 10

Purchaser’s Closing Documents	any Transaction Document to which the Purchaser is a party

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Purchaser’s Estimate	the Purchaser’s estimate of the Loss in respect of the relevant Claim set out in the relevant Notice of Claim (which shall not be binding or otherwise prejudice the Purchaser’s ability to make the Claim)

Purchaser’s Group	the Purchaser, the Purchaser Guarantor and any of the Purchaser Guarantor’s subsidiaries, including for the avoidance of doubt, the Group with effect from the Closing Date

Purchaser’s Warranties	as defined in Article 13

Registered IPR	any Intellectual Property which has been registered at a national or international intellectual property registry including patents, registered designs, utility models, trade marks and service marks

Reimbursement Delay	any delay to the Launch of a Product caused by the obtaining of a reimbursement approval in respect of such Product

Restricted Business	as defined in Article 18.1

Saffelberg	Saffelberg Investments NV

Saffelberg Acknowledgement	the acknowledgement of no claims from Saffelberg to the Group in the agreed form

Saffelberg SPA	the sale and purchase agreement between Saffelberg, Stijn Van Rompay, François Fornieri and Majocepi relating to the sale and purchase of all of the securities in the Group held by Saffelberg

Second Warrant Payment Threshold	EUR 173,553,570

Securities	all or any of the Shares and Warrants (as the context so requires) including (as the context so requires, the Pantarhei Securities)

Sellers’ Closing Documents	any Transaction Document to which any or all of the Sellers are a party

Sellers’ Representatives	the Sellers’ representatives (and where a decision is to be taken by them, a majority of them) as set forth in Article 24.1

Sellers’ Counsel	NautaDutilh

Seller’s Notice	a written notice given by the Sellers’ Representatives to the Purchaser under Article 6.7 or Article 15.4

Sellers’ Warranties	the warranties given by the Sellers pursuant to Article 12.1(a) and set out in Exhibit 12 and each warranty statement shall be a “Sellers’ Warranty”

Shares	all registered shares of Uteron Pharma, without par value, representing Uteron Pharma’s entire share capital, being those listed in Part 1 of Exhibit 3.1 at the date of this Agreement and at Closing being those listed in the Definitive Securities and Distribution Table at Closing (including, as the context so requires, the Pantarhei Securities)

Software	any and all computer programs in both source and object code form, including all modules, routines and sub-routines and all source and

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other preparatory materials relating to the above including user requirements, functional specifications and programming specifications, programming languages, algorithms, flow charts, logic, logic diagrams, orthographic representations, file structures, coding sheets, coding and including any manuals or other documentation and all enhancements, improvements, replacement and derivative works relating to any of the above excluding common off-the-shelf software

Subsequent Acquirer	as defined in Article 5.6

Subsidiaries	the subsidiary companies of Uteron Pharma: as at the date of this Agreement and Closing (i) Uteron Pharma Technologies, (ii) Femalon, (iii) Odyssea Pharma, (iv) Uteron Pharma Operations and (v) Estetra (and for the avoidance of doubt, excluding Novalon) and “Subsidiary” shall mean any one of them

Subsidiary Shares	all issued shares in each of the Subsidiaries

Surviving Provisions	as defined in Article 8.2(a)

Swap	the hedging agreements entered into between Odyssea Pharma and ING Belgique SA on 17 September 2007 (Swap at document 20.2.1.3.1 of the Data Room) governed by the framework agreement (raamcontract afgeleide producten ondernemingen (2005)_fr and file 5, raamcontract afgeleide producten ondernemingen (2005)_nl at document 20.2.3.1.2 of the Data Room)

Taub Option Termination Agreement	the agreement in the agreed form to be entered into by Robert Taub, François Fornieri and Majocepi terminating the option agreement between such persons dated 7 March 2011

Tax or Taxation	as defined in the Tax Deed

Taxing Authority	as defined in the Tax Deed

Tax Claim	a Claim under the Tax Deed or in respect of a breach of the Tax Warranties

Tax Deed	the Tax Deed to be entered into by the Sellers and the Purchaser in the agreed form

Tax Warranties	the tax warranties set out in Part 2 of Exhibit 12

Third-party Claim	any action or claim brought by, or proceedings initiated by, any third party against Uteron Pharma and/or any of its Subsidiaries

Title and Capacity Warranties	the warranties set out in paragraphs 1 (Capacity and authority), 2 (The Securities), 3 (The Group), 4 (Insolvency) and 24.1, 24.2, 24.6, 24.9 and 24.14 (Intellectual Property and related warranties) of Part 1 of Exhibit 12

Transaction	the transaction or transactions contemplated by this Agreement, including the sale and purchase of the entire issued share capital of Uteron Pharma by the Purchaser, the sale and purchase of all outstanding Warrants, the sale and purchase or termination of all rights to subscribe for Securities or otherwise acquire Securities

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(including the Securities to be issued to Pantarhei), the disposal of Novalon and the acquisition of Estetra and Uteron Pharma Technologies so that all Subsidiaries are wholly owned by the Group

Transaction Documents	the documents required to be executed by the Parties to give effect to the Transaction including but not limited to this Agreement, the Disclosure Letter, the Tax Deed and any other documents which are to be executed by the Seller pursuant to this Agreement

Trapped Cash	any money which at the relevant time is not capable of being spent, distributed, loaned or released by a member of the Group from the jurisdiction in which it is situated without deduction or withholding or additional cost, or which is not accessible in the manner described above within a period of two Business Days, including without limitation any cash securing rent deposits or any other cash held as collateral in respect of obligations of any other party

ULB	Université Libre de Bruxelles

ULG Payment	the amount payable by Femalon to Université de Liége in accordance with the terms of its Colvir Option, being an amount of USD 500,000 (plus any applicable VAT) upon the launch of Colvir using the Covir IP if such launch occurs before 31 December 2019 and USD 250,000 (plus any applicable VAT) upon the launch of Colvir using the Colvir IP if such launch occurs after 31 December 2019 but before 31 December 2026

UPT Call Options	the UPT Navitrade Call Option and the UPT Saffel Call Option

UPT Deferred Purchase Price	any deferred part of the purchase price to be paid pursuant to the UPT Call Options

UPT Fixed Purchase Price	the fixed part of the purchase price to be paid pursuant to the UPT Call Options being EUR 10,359,996.35

UPT Navitrade Call Option	the call option entered into between Uteron Pharma and Navitrade Holding SA on 11 January 2013 upon the exercise of which Uteron Pharma can acquire all of the securities in Uteron Pharma Technologies held by Navitrade Holding SA (so that following exercise of the UPT Navitrade Call Option and the UPT Saffel Call Option, Uteron Pharma shall own all outstanding securities (including rights to subscribe for securities) in Uteron Pharma Technologies) at folder 22.47 of the Data Room

UPT Navitrade Deferred Purchase Price	any deferred part of the purchase price to be paid pursuant to the UPT Navitrade Call Option

UPT Navitrade Fixed Purchase Price	the fixed part of the purchase price to be paid by Uteron Pharma upon completion of the UPT Navitrade Call Option being EUR 3,022,876.35

UPT Purchase Price	the UPT Fixed Purchase Price and the UPT Deferred Purchase Price

UPT Saffel Call Option	the call option entered into between Uteron Pharma and UT Saffel NV on 17 December 2013 upon the exercise of which Uteron

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Pharma can acquire all of the securities in Uteron Pharma Technologies held by UT Saffel NV (so that following exercise of the UPT Navitrade Option and the UPT Saffel Call Option, Uteron Pharma shall own all outstanding securities (including rights to subscribe for securities) in Uteron Pharma Technologies) at folder 22.13 of the Data Room

UPT Saffel Deferred Purchase Price	any deferred part of the purchase price to be paid pursuant to the UPT Saffel Call Option

UPT Saffel Fixed Purchase Price	the fixed part of the purchase price to be paid by Uteron Pharma upon completion of the UPT Saffel Call Option being EUR 7,337,120

Uteron Pharma	Uteron Pharma SA, a company organised under the laws of Belgium, with its registered office at Rue du Travail 16, 4460 Grâce-Hollogne, Belgium, registered in the Register of Legal Entities (Liège) under the number 0818.071.472

Uteron Pharma Operations	Uteron Pharma Operations SA, with registered office at Rue du Travail 16, 4460 Grâce-Hollogne, Belgium, registered with the Register of Legal Entities (Liège) under the number 0817.378.616

Uteron Pharma Technologies or UPT	Uteron Pharma Technologies SA, with registered office at Rue du Travail 16, 4460 Grâce-Hollogne, Belgium, registered with the Register of Legal Entities (Liège) under the number 0878.620.555

Vaginate	a vaginal application combining an antibiotic and one or more enzyme(s) or peptide-based biofilm-dissolving agent(s) to treat vaginal infections (the “Vaginate Indication”). At the date of this Agreement, this project is being developed by Femalon as a product named Vaginate

Vaginate Indication	as defined in the definition of Vaginate

Vaginate Derivative Product

with respect to Vaginate, any other product for the Vaginate Indication which is based on or constitutes further development of the Company’s Intellectual Property rights and/or Know-How in existence at the Closing Date directly related to Vaginate.

For purposes of this Agreement, a Vaginate Derivative Product would exclude, without limitation, any product which treats vaginal infections without a biofilm disrupting agent

Warrant Deferred Purchase Price	a share of the Deferred Purchase Price that will become payable to Warrant Sellers pro rata and pari passu with the Deferred Purchase Price payable in respect of all other Securities in accordance with Article 3.1(b)(i) and Article 5 following the point at which:

(a) in the case of Warrant Sellers who are selling Warrants with a Warrant Exercise Price of EUR 6.83, the Purchase Price exceeds the First Warrant Payment Threshold;

(b) in the case of Warrant Sellers who are selling Warrants with a Warrant Exercise Price of EUR 10, the Purchase Price exceeds the Second Warrant Payment Threshold,

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provided always that this definition of the Warrant Deferred Purchase Price shall never cause the Deferred Purchase Price or any Milestone Payment to be increased above that which is payable pursuant to Article 5 (and subject to the other terms of this Agreement)

Warrant Exercise Price	the subscription price that the holder of a Purchase Warrant would be required to pay if it exercised its subscription rights in relation to a Warrant

Warrant Sellers	the Sellers who are selling Purchase Warrants under this Agreement details of which are set out in Part 5 of Exhibit 3.1

Warrants	all warrants/droits de souscription issued by Uteron Pharma (which includes the Employee Warrants), the subscription rights in respect of which are outstanding on the date of this Agreement being those listed in Part 1 of Exhibit 3.1 at the date of this Agreement and the Definitive Securities and Distribution Table at Closing

Warranty Claim	any Claim in respect of a breach of a Sellers’ Warranty

Waste	waste, controlled waste, directive waste, special waste, or hazardous waste as those terms are defined in Environmental Law

Workers	those individuals who are providing services to any of the Companies under or pursuant to any agreement which is not a contract of employment with the relevant company including, without limitation, where the individual acts as a consultant, worker supplied by an agency, director, or other officer, and “Worker” shall mean any one of them

Working Capital	the working capital of the Companies at the date of Closing as calculated in accordance with Part 1 of Exhibit 4

Working Capital Adjustment	as defined in Article 4.1(a)(iii)

Working Capital Statement	the statement of Working Capital as at the date of Closing prepared by the Purchaser and the Sellers’ Representatives in accordance with Article 4

Yield	(the estetrol mass in kilogram divided by the estrone mass in kilogram) multiplied by (270 divided by 324)[1]

1.2	Interpretation

(a)	References to statutory provisions, enactments or EC Directives include references to any amendment, modification, extension, consolidation, replacement or re-enactment of any such provision, enactment or EC Directive (whether before or after the date of this Agreement), to any previous enactment which has been replaced or amended and to any regulation, instrument or order or other subordinate legislation made under such provision, enactment or EC Directive, unless any such change as referred to before imposes upon any party any liabilities or obligations which are more onerous than as at the date of this Agreement.

[1]	270 = mass of estrone; 324= mass of hydrated E4

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(b)	References to “law” or “laws” shall mean any law, statute, code, ordinance, regulation or rule of any government body, as amended from time to time, provided that any change in laws will not increase liability for any Party.

(c)	The Article and paragraph headings and the table of contents used in this Agreement are inserted for ease of reference only and shall not affect construction.

(d)	References in this Agreement, the Exhibits and Appendices to the recitals, Exhibits, Articles and Appendices are references respectively to the recitals, Exhibits and Appendices to and Articles of this Agreement.

(e)	References to persons include bodies corporate, unincorporated associations and partnerships, in each case whether or not having a separate legal personality and references to companies include bodies corporate wherever incorporated in the world.

(f)	Words denoting the singular shall be interpreted to include the plural and vice versa. Words denoting one gender shall be interpreted to include the other gender.

(g)	References to documents “in the agreed form” are to documents in terms agreed on behalf of the relevant parties and either executed by the relevant parties, initialled on behalf of each of them for the purposes of identification only or e-mail confirmations have been sent by or on behalf of the Purchaser and the Sellers (including by Jefferies on behalf of the Sellers) confirming such documents are “in the agreed form” for identification purposes only.

(h)	References to “writing” or “written” include any other non-transitory form of visible reproduction of words.

(i)	References to any legal term or legal concept in respect of any one jurisdiction shall be deemed to include the concept which in any other relevant jurisdiction most closely approximates the legal term or legal concept in question.

(j)	The words “include”, “included” or “including” or similar expressions are used to indicate that the matters listed are not a complete enumeration of all matters covered.

(k)	Any period of time mentioned in this Agreement that consists of a number of days shall start to run on the day following that on which the triggering event occurs. The expiry date shall be included in the period. Any period of time mentioned in this Agreement that consists of a number of months or years shall start to run on the day in the relevant month or year on which the triggering event occurs and shall run until the eve of the same day in the relevant month or year.

(l)	With effect from the exercise of and pursuant to the terms of the Pantarhei Drag Right and in accordance with the terms of the Estetra Call Option, Pantarhei shall automatically sell its securities at the same time as the Sellers and on the same terms and conditions as the Sellers other than the Majority Sellers and accordingly, where the context so requires, references to the Sellers in this Agreement (including for the purposes of Articles 12, 14, 15 and 17 and the other Transaction Documents) shall include a reference to Pantarhei.

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1.3	Conversion between currencies

For the purposes of this Agreement unless otherwise specified, the Conversion Rate between two currencies in question shall, unless otherwise stated in this Agreement, be determined on the day before the date that the payment in respect of which the Conversion Rate needs to be applied falls due.

2	Sale and purchase of the Securities

2.1	At Closing subject to the terms and conditions set out in this Agreement, the Sellers shall sell the legal and beneficial interest in the Securities (including without limitation any shares in Uteron Pharma issued after the date of this Agreement and any Warrants in respect of which an exercise notice has been served but shares to be issued upon such exercise have not been issued) to the Purchaser, in all cases, free from all Encumbrances and with full title guarantee and the Purchaser shall purchase all of the Securities (including without limitation any shares in Uteron Pharma issued after the date of this Agreement and any Warrants in respect of which an exercise notice has been served but shares to be issued upon such exercise have not been issued) of Uteron Pharma from the Sellers and Pantarhei.

2.2	Each of the Sellers hereby irrevocably and unconditionally waives any and all pre-emption rights in respect of the Securities (including without limitation any shares issued after the date of this Agreement and any Warrants in respect of which an exercise notice has been served but shares to be issued upon such exercise have not been issued) or securities of any other member of the Group whether arising by virtue of the Articles of Association or any other constitutional documents, any agreement, law or otherwise.

2.3	At Closing, title to the Securities (including without limitation Securities held by Pantarhei and including any shares in Uteron Pharma issued after the date of this Agreement and any Warrants in respect of which an exercise notice has been served but shares to be issued upon such exercise have not been issued) shall be transferred to the Purchaser in return for payment of the Initial Purchase Price to the Sellers, in accordance with the relevant provisions of Article 10 of this Agreement, with all rights attached to the Securities, including the right to dividends or other distributions.

2.4	The Transaction is indivisible and unless otherwise agreed by the Purchaser, the Purchaser shall not be obliged to complete the purchase of any of the Securities (including without limitation Securities held by Pantarhei and including any shares in Uteron Pharma issued after the date of this Agreement) unless all the Securities of Uteron Pharma (including without limitation Securities held by Pantarhei and including any shares in Uteron Pharma issued after the date of this Agreement and any Warrants in respect of which an exercise notice has been served but shares to be issued upon such exercise have not been issued) are transferred to the Purchaser free from Encumbrances simultaneously in accordance with this Agreement, all of the Subsidiaries are wholly owned by Uteron Pharma or another member of the Group and there are no outstanding rights to subscribe for purchase, convert into or otherwise acquire an interest in securities in the capital of Uteron Pharma (except for the Warrants that the Purchaser will purchase under this Agreement) or for securities in the capital of any of the Subsidiaries.

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3	Purchase price and payment of the Purchase Price

3.1	Purchase Price

(a)	The purchase price (the “Purchase Price”) for the Securities under this Agreement (including any Shares issued after the date of this Agreement) and the Pantarhei Securities under the Pantarhei Drag Right shall be the aggregate of:

(i)	USD 110,179,842 (one hundred and ten million and one hundred and eighty thousand United States Dollars) to be paid in cash at Closing (the “Initial Purchase Price”) (which has been calculated in accordance with the provisions of Exhibit 3.1(a)) as adjusted in accordance with Article 4 and Article 9.4, on or after Closing;

(ii)	amounts to be paid in cash up to a maximum amount of USD 155,000,000 (one hundred and fifty five million United States Dollars) after Closing (the “Deferred Purchase Price”) as determined in accordance with Article 5; and

(iii)	the Deferred Grants Purchase Price.

(b)	Any payments of any part of the Purchase Price to the Sellers and Pantarhei shall be allocated to the Sellers and Pantarhei as follows:

(i)	the Purchase Warrants shall be purchased for an aggregate Initial Purchase Price of EUR 2 comprised of EUR 1 for all Warrants with a Warrant Exercise Price of EUR 6.83 and EUR 1 for all Warrants with a Warrant Exercise Price of EUR 10 and that part of Deferred Purchase Price which comprises the Warrant Deferred Purchase Price (if any), as set out in Exhibit 3.1 and the Definitive Securities and Distribution Table; and

(ii)	the balance of the Purchase Price shall be allocated to the Sellers and Pantarhei in proportion to their respective number of Securities sold by each of them to the Purchaser in accordance with this Agreement, in accordance with the Distribution Ratio, provided that the Purchaser shall not by virtue of the allocation set out in this Article 3.1(b) be obliged to pay amounts at Closing in excess of the Initial Purchase Price, or be obliged to pay any deferred consideration in excess of the Deferred Purchase Price or Deferred Grants Purchase Price that is payable under the Article 3.7 or 5 (as the case may be and otherwise in accordance with the terms of this Agreement).

3.2	Payment of the Initial Purchase Price

(a)	Prior to Closing, the Purchaser and the Sellers’ Representatives shall instruct the Escrow Agents to open a joint interest bearing escrow account (the “Escrow Account”) which shall be maintained in accordance with the terms of the Escrow Agreement.

(b)	Subject to Article 10.3, the Purchaser shall pay on the Closing Date in same-day funds by way of a wire transfer:

(i)	the Escrow Amount (such amount to include the Colvir Escrow Amount) (which forms part of the Initial Purchase Price) to the Escrow Account; and

(ii)	the balance of the Initial Purchase Price to the Nominated Account.

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3.3	General provisions relating to the payment of the Purchase Price

(a)	Each of the Sellers hereby confirms that the payment of the Purchase Price (including the amounts payable to Pantarhei) (or any element of it, including any part of the Escrow Amount or any Deferred Purchase Price) into the Nominated Account shall be a sufficient discharge for the Purchaser of its obligations to pay the relevant element of the Purchase Price to the Sellers and Pantarhei and the Purchaser shall not be concerned to see to the application thereof or be responsible for the loss or misapplication of such sum.

(b)	The Sellers indemnify and hold the Purchaser harmless against any claims as a result of the misapplication of funds paid into the Nominated Account (including any claims by Pantarhei) (whether or not such application was made in error or made in good faith).

3.4	The Guarantee

(a)	The Purchaser Guarantor irrevocably and unconditionally guarantees (the “Guarantee”) to the Sellers as principal obligor the due and punctual performance and observance by the Purchaser to pay the Purchase Price (the “Guaranteed Obligations).

(b)	This Guarantee is a continuing security which will remain in full force and effect until all the obligations of the Purchaser in respect of the Guaranteed Obligations have been fulfilled or terminated in accordance with their respective terms.

(c)	The liability of the Purchaser Guarantor under this Guarantee shall not be affected, impaired or discharged by reason of any act, omission or thing which but for this provision might operate to release or exonerate the Purchaser Guarantor from its obligations hereunder, including, without limitation:

(i)	any amendment, variation or modification or replacement of this Agreement;

(ii)	the taking, variation, compromise, renewal, release, refusal or neglect to perfect or enforce any rights, remedies of securities against the Purchaser;

(iii)	any time or indulgence or any waiver given to, or composition made with, the Purchaser or any other person; or

(iv)	the Purchaser becoming insolvent, going into receivership or liquidation or having an administrator appointed (or the equivalent or nearest equivalents to such procedures in the jurisdiction of incorporation of the Purchaser Guarantor).

(d)	This Guarantee shall continue in force and effect notwithstanding any incapacity or change in the constitution of or the amalgamation or reconstruction of, the Purchaser Guarantor or the Purchaser and that any purported obligation of the Purchaser to the Sellers becomes wholly void, invalid or unenforceable for any reason whether or not known by the Sellers or the Guarantor.

(e)	This Guarantee shall constitute primary obligations of the Purchaser Guarantor and the Sellers shall not be obliged to exhaust their rights and remedies against the Purchaser before enforcing their rights against the Purchaser Guarantor under this Guarantee.

(f)	No delay or omission by the Sellers in exercising any right under this Guarantee shall impair such right or be construed as a waiver of such right or any single or partial exercise of such right preclude any further exercise thereof.

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(g)	If at any time any one or more of the provisions of this Guarantee is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability or the remaining provisions of it shall not be in any way affected or impaired as a consequence.

3.5	Colvir Escrow Amount

(a)	The Purchaser will use Commercially Reasonable Efforts to procure that a member of the Purchaser’s Group achieves the Colvir Escrow Release Condition by the Escrow Release Date at the Sellers’ cost, such costs to include reasonable advisers’ costs (which may at the election of the Purchaser be satisfied out of the Escrow Account or set off against the Deferred Consideration) and any amounts paid to parties with interests in the Colvir IPR or whose consent is required including any applicable VAT. The Purchaser shall consult with the Sellers’ Representatives prior to agreeing to any amount required to be paid to Universite de Bruxelles or the Walloon region to achieve the Colvir Escrow Release Condition (the “Colvir Condition Satisfaction Costs”) and shall obtain the Sellers’ Representatives’ prior written consent, such consent not to be unreasonably withheld, delayed or conditioned. However, such consent shall not be required if the Colvir Condition Satisfaction Costs would not exceed EUR 1 million.

(b)	If the Colvir Escrow Release Condition is met on or prior to the Escrow Release Date, then, other than provided in Article 3.5(c), the Purchaser and the Sellers’ Representatives shall as soon as practicable and in any event no later than the end of business hours in Belgium on the second Business Day after they become aware of the satisfaction of the Colvir Escrow Release Condition instruct the Escrow Agents to authorise the Bank to pay the Colvir Condition Satisfaction Costs to the Purchaser subject to the maximum amount standing to the credit of the Escrow Account (other than to the extent the Purchaser elected to satisfy such Colvir Condition Satisfaction Costs out of the Escrow Account or by set off against Deferred Consideration pursuant to Article 3.5(a)). To the extent that the Colvir Condition Satisfaction Costs exceed the Colvir Escrow Amount, then such excess shall be set off against any Milestone Payment payable in respect of the Launch of Colvir.

(c)	If the Colvir Escrow Release Condition is met on or prior to the Escrow Release Date, then to the extent that any Colvir Condition Satisfaction Costs are payable on or after the Launch of Colvir, such costs shall be offset against any Milestone Payment payable in respect of the Launch of Colvir.

3.6	Payments under the Joint Venture Options

(a)	Under the Novalon Put Option, the only consideration payable to the Group is the purchase price payable by the Novalon Purchaser of EUR 5 million to be satisfied on Closing in accordance with Article 10.4.

(b)	Under the Estetra Call Option, the only consideration payable by the Group is:

(i)	the Estetra Fixed Purchase Price payable in cash is, EUR 4,000,000, payable upon Closing in accordance with Articles 10.3(b) and the issue of the Pantarhei Securities; and

(ii)	the Estetra Deferred Purchase Price (being a maximum amount of EUR 2 million) which shall be offset against the Milestone Payments relating to Estelle in accordance with Articles 5.1(d)(i) and 5.1(d)(ii).

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(c)	Under the UPT Navitrade Call Option, the only consideration payable by the Group is:

(i)	the UPT Navitrade Fixed Purchase Price (being EUR 3,022,876.35 payable upon Closing in accordance with Article 10.3(c) (being a price equivalent to EUR 2,234 per share in UPT); and

(ii)	the UPT Navitrade Deferred Purchase Price (being 9.9764% Milestone Payment relating to Alyssa in accordance with Article 5.1(g)), which shall be offset against the Milestone Payment relating to Alyssa in accordance with Article 5.1(g).

(d)	Under the UPT Saffel Call Option, the only consideration payable by the Group is:

(i)	the UPT Saffel Fixed Purchase Price (being EUR 7,337,120 payable upon Closing in accordance with Article 10.3(c) (being a price equivalent to EUR 2,234 per share in UPT); and

(ii)	the UPT Saffel Deferred Purchase Price (being 24.2147% of the Milestone Payment relating to Alyssa in accordance with Article 5.1(g)), which shall be offset against the Milestone Payment relating to Alyssa in accordance with Article 5.1(g).

3.7	Deferred Purchase Price Grants

(a)	The Purchaser shall pay to the Sellers in euros:

(i)	the aggregate of all amounts received by the relevant Companies after the Closing Date under the Deferred Purchase Price Grants; LESS

(ii)	the aggregate of the fixed amounts repayable by the Companies pursuant to the Deferrred Purchase Price Grants, pro rated to reflect amounts then advanced,

provided such amount is no more than EUR 5,555,000 (the “Deferred Grants Purchase Price”) and further provided that if a Company is required to enter into any obligations, incur any costs or expenses (including costs and expenses of advisors) or otherwise pay (or enter into any agreements to pay) any other amounts in order to secure payment of amounts under the Deferred Purchase Price Grants, then the Deferred Grants Purchase Price shall be reduced by such amount.

(b)	The Purchaser shall pay the then accrued amount of the Deferred Grants Purchase Price to the Sellers within 15 Business Days of the end of 30 June and 31 December of each year until (and including) 31 December 2016 provided that as at the date of Closing the relevant Company is not in material default of the relevant Grant agreement.

(c)	The Purchaser shall use reasonable endeavours to procure that the relevant Companies shall:

(i)	comply with applicable procedures and conditions set out in the agreements relating to the Deferred Purchase Price Grants including without limitation providing relevant information relating to expenses incurred in relation to the relevant programs; and

(ii)	provide to the Sellers’ Representatives such information as the Sellers’ Representatives shall reasonably request to verify payments received in respect of the Deferred Purchase Price Grants in a timely manner.

(d)	The Purchaser shall be entitled at any time to set off any Compensation against the Deferred Grants Purchase Price and the provisions of Article 15 shall apply mutatis mutandis as if references to “Milestone Payment” in Article 15 where to “Deferred Grants Purchase Price”.

(e)	The Purchaser shall have no further obligations under this Article 3.7 after 31 December 2016.

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3.8	Release of monies if Pantarhei Release Condition is met

If the Pantarhei Release Condition is met prior to the Escrow Release Date, then the Sellers Representatives and the Purchaser shall as soon as practicable and in any event no later than the end of business hours in Belgium on the second Business Day after they became aware of the satisfaction of the Pantarhei Release Payment Condition, instruct the Escrow Agents to authorize the bank to pay the following amounts to the Sellers and/or the Purchaser in the following order of priority:

(a)	the Purchaser, any Pantarhei Release Costs that have been paid or are payable as at that time; and

(b)	the Sellers, US$2,000,000 less any Pantarhei Release Costs released to the Purchaser under the previous Article 3.8(a),

subject to the maximum amount standing to the Escrow Account (less any Due Amount, Purchaser’s Estimate and/or Counsel’s Estimate) and if the amounts standing to the credit of the Escrow Account are insufficient to cover the Pantarhei Release Costs, then the Purchaser shall be entitled to seek recovery for the balance by set off against any Deferred Purchase Price or against the Sellers directly.

4	Adjustment of the Initial Purchase Price

4.1	Adjustment of the Initial Purchase Price

(a)	The “Price Adjustment Amount” shall be calculated as the net amount of the following item:

(i)	if the Net Debt is lower than the Estimated Net Debt, the Purchaser shall pay to the Sellers the difference between the Net Debt and the Estimated Net Debt, as an increase of the Initial Purchase Price; or

(ii)	if the Net Debt is higher than the Estimated Net Debt, the Sellers shall pay to the Purchaser the difference between the Net Debt and the Estimated Net Debt, as a reduction of the Initial Purchase Price; and

(iii)	if the amount of the Working Capital is less than the Estimated Net Working Capital (such amount (if any) being the “Working Capital Adjustment”), the Sellers shall pay the difference between the Working Capital as a reduction in the Purchase Price (and, for the avoidance of doubt, if Working Capital is equal to or greater than the Estimated Net Working Capital, no adjustment shall be made under this sub-Article).

(b)	The Escrow Amount shall not prejudice, limit or otherwise affect the payment of the Price Adjustment Amount.

(c)	For the avoidance of doubt:

(i)	no line item that is used to calculate Working Capital shall be separately included as a line item in the Net Debt Balance Sheet; and

(ii)	neither Initial Transaction Costs or Deferred Transaction Costs shall be included in Net Debt or Working Capital.

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4.2	Net Debt Balance Sheet

(a)	As soon as possible after the date of Closing and, in any event, no later than sixty (60) days after the Closing Date, the Purchaser shall, for the purpose of establishing the Net Debt and Working Capital, prepare a draft Net Debt Balance Sheet and Working Capital Statement in accordance with:

(i)	firstly, the specific accounting treatments set out in Part 2 of Exhibit 4;

(ii)	secondly, to the extent not covered by Article 4.2(a)(i), the IFRS accounting policies and estimation techniques applied on a consistent basis with the financial statements of the Companies audited under IFRS for the financial years 2009, 2010 and 2011 in the agreed form; and

(iii)	thirdly, to the extent not covered by Article 4.2(a)(i) or 4.2(a)(ii), IFRS of the date of Closing,

and shall submit this draft Net Debt Balance Sheet and Working Capital Statement together with a draft Adjustment Statement to the Sellers’ Representatives.

(b)	The Sellers’ Representatives shall have the right to submit any objection to the draft Net Debt Balance Sheet, Working Capital Statement or the Adjustment Statement to the Purchaser, by sending a notice (the “Notice of Objection”) within fifteen (15) Business Days (or such longer period as the Purchaser and the Sellers’ Representatives may agree) following submission of the draft Net Debt Balance Sheet and Adjustment Statement stating that it disagrees with the draft Net Debt Balance Sheet, Working Capital Statement and Adjustment Statement and setting out in reasonable detail the reasons for such disagreement and the adjustments, if any, which it proposes should be made to the draft Net Debt Balance Sheet, Working Capital Statement and Adjustment Statement.

(c)	If the Sellers’ Representatives do not submit a Notice of Objection in accordance with Article 4.2(b) within the aforementioned period of fifteen (15) Business Days (or such longer period as may have been be agreed), the Net Debt Balance Sheet, Working Capital Statement and the Adjustment Statement, shall be deemed to have been agreed at the end of such period for the purposes of this Agreement.

(d)	If the Sellers’ Representatives submits a Notice of Objection within the aforementioned period of fifteen (15) Business Days (or such longer period as may have been be agreed), the Sellers’ Representatives and the Purchaser shall make reasonable efforts to reach an agreement that addresses the Sellers’ Representatives’ objections.

(e)	If the Sellers’ Representatives and the Purchaser reach an agreement prior to the end of a period of fifteen (15) Business Days (or such longer period as the Purchaser and the Sellers’ Representatives may agree) after receipt of the Notice of Objection, the Purchaser shall finalise the draft Net Debt Balance Sheet, Working Capital Statement and Adjustment Statement by amending it to reflect the adjustments agreed by the Sellers’ Representatives and the Purchaser and, deliver to the Sellers’ Representatives within five (5) Business Days after the agreement on outstanding matters is reached.

(f)	If the Sellers’ Representatives and the Purchaser fail to reach an agreement at the end of a period of twenty (20) Business Days (or such longer period as the Purchaser and the

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Sellers’ Representatives may agree) after receipt of the Notice of Objection, any points of disagreement shall be referred to the Independent Accountants further to an application by either the Sellers’ Representatives or the Purchaser.

(g)	The Independent Accountants shall determine the Net Debt in accordance with the accounting principles set out in Articles 4.2(a)(i) to 4.2(a)(ii) (inclusive) and shall take account of any items from any Notice of Objection insofar as not otherwise agreed by the Purchaser and the Sellers’ Representatives. The Sellers’ Representatives and the Purchaser use reasonable endeavours to agree with the Independent Accountants the precise terms of reference to apply to its role under this Agreement as soon as reasonably practicable which, for this purpose, shall include the following:

(i)	the Independent Accountants shall act as an expert, not an arbitrator;

(ii)	the Independent Accountants’ terms of appointment shall be restricted to settling the matters in dispute between the Purchaser and the Sellers’ Representatives which are relevant to determine the Net Debt and the Purchaser and the Sellers’ Representatives will provide the Independent Accountants with security for costs of the Independent Accountants if required by the Independent Accountants to accept the appointment on a 50/50 basis;

(iii)	unless the Sellers’ Representatives and the Purchaser agree otherwise, the Independent Accountants shall determine its own procedure and working methods, notwithstanding the fact that the procedure shall be conducted in English;

(iv)	the Independent Accountants shall be asked to determine the Net Debt and Working Capital (as applicable) no later than thirty (30) Business Days from receipt of all necessary information from the Sellers’ Representatives and the Purchaser; the Independent Accountants shall give the Sellers’ Representatives and the Purchaser a reasonable opportunity to submit written and oral comments, require the Sellers’ Representatives and the Purchaser to supply one another with copies of any written comments made (together with copies of all supporting information), and allow the Sellers’ Representatives and the Purchaser to be present during oral submissions by the other;

(v)	the Independent Accountants’ decision is, in the absence of fraud or manifest error, final and binding on the Parties;

(vi)	the costs of the Independent Accountants are to be apportioned between the Sellers and the Purchaser in such proportions as the Independent Accountants may determine in the light of the merits of the objections taken by (or on behalf of) the Sellers’ Representatives to the draft Net Debt Statement and/or Working Capital Statement (as applicable) prepared by the Purchaser.

(h)	After agreement or determination of the Net Debt Statement and/or Working Capital Statement (as applicable), the Purchaser shall finalise each of the draft Net Debt Balance Sheet, Working Capital Statement and Adjustment Statement by amending it in accordance with any determination made by the Independent Accountants, and, shall deliver them to the Sellers’ Representatives within five (5) Business Days after that agreement or determination.

(i)	The Sellers’ Representatives and the Purchaser shall provide one another, and if applicable, the Independent Accountants, and the Purchaser shall cause the Companies

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to provide the Sellers’ Representatives and if applicable, the Independent Accountants, with any information or assistance reasonably required or reasonably desirable to prepare or review the draft Net Debt Balance Sheet, Working Capital Statement and determine the Net Debt and Working Capital (including access to all of their working papers used as a basis for preparing the Net Debt Statement, Working Capital Statement and access to personnel of the Group or the Group’s independent auditors as may reasonably be required for the purposes of considering and agreeing the Net Debt Statement and Working Capital Statement) or, as the Sellers are concerned, prepare the Notice of Objection.

4.3	Payment of the Price Adjustment Amount

If the Net Debt and Working Capital has been finally determined pursuant to Article 4.2:

(a)	if the Price Adjustment Amount needs to be paid by the Purchaser in accordance with Article 4.1(a), the Purchaser shall, within a period of five (5) Business Days after the Determination Date, pay the Sellers, the Price Adjustment Amount by way of wire transfer to the Nominated Account; or

(b)	if the Price Adjustment Amount needs to be paid by the Sellers in accordance with Article 4.1(a)(ii), the Sellers shall, within a period of five (5) Business Days after the Determination Date, pay the Price Adjustment Amount to the Purchaser. Any such payment shall first be paid from the Escrow Account in accordance with Article 6.1(g), and the balance (if any) shall be settled in cash.

4.4	Currency

The Net Debt and Working Capital shall be calculated using a Conversion Rate as set out in the Initial Purchase Price, Net Debt and Working Capital Reconciliation Statement.

4.5	Amount owing to Novalon

The Sellers confirm that as at Closing there shall be no amounts of indebtedness owing by a Company to Novalon or by Novalon to any Company, save for amounts in the nature of trade payables or trade receivables that will be accounted for as Working Capital for the purpose of this Article 4. To the extent that any amounts are owing by Novalon to a Company (other than in accordance with the Novalan Services Agreement, if any), the Novalon Purchasers shall procure that Novalon shall, as soon as is reasonably practicable following Closing, repay such amount to the relevant Company.

5	Deferred Purchase Price

5.1	Deferred Purchase Price

(a)	The Purchaser shall pay the Sellers after Closing the following deferred purchase price amounts (the “Deferred Purchase Price”) in cash, which are linked to and conditional upon the achievement of certain milestones in respect the development and commercialisation of the Products upon the terms and subject to the conditions as stated herein.

(b)	Each milestone as set forth in Articles 5.1(c)(i) to 5.1(c)(iii), 5.1(d)(i) to 5.1(d)(iv) and 5.1(e), 5.1(f) and 5.1(g) below, the achievement of which is the condition for payment, shall hereinafter be referred to as a “Milestone” and each payment linked thereto and conditional thereon, shall hereinafter be referred to as a “Milestone Payment”.

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(c)	Diafert

(i)	The Purchaser shall pay a Milestone Payment of USD 20,000,000 (twenty million United States Dollars), less any applicable Offset Amount, once Diafert or any Diafert Derivative Product has been Launched in any member state of the European Union after and subject to the satisfaction of each of the following conditions:

(A)	if required by the relevant legislation for such Launch, a technical file with respect to Diafert or the relevant Diafert Derivative Product has been submitted to a suitable notified body thereof responsible for CE marks for medical devices or in vitro diagnostic medical devices as the case may be in the European Union and a CE Mark has been or will be lawfully applied to Diafert or the relevant Diafert Derivative Product as a result of such submission;

(B)	a prospective, interventional clinical investigation conducted in accordance with the Protocol has clearly demonstrated at least a 30% relative improvement in the relevant implantation rates (taking into account the morphological categories) during assisted reproduction procedures as compared to the selection protocols specified in the Protocol which do not use Diafert or the relevant Diafert Derivate Product; and

(C)	Diafert or the relevant Diafert Derivative Product has the ability to lawfully claim at least the improved benefit described in Article 5.1(c)(i)(B) above (or equivalent) in its promotional material as reviewed by the notified body (if necessary), provided that all such events have occurred before or on 30 June 2015.

(ii)	The Purchaser shall pay a once only Milestone Payment of USD 15,000,000 (fifteen million United States Dollars), less any applicable Offset Amount, in respect of the achievement of cumulative world-wide Net Sales of Diafert and the relevant Diafert Derivative Product exceeding USD 300,000,000 (three hundred million United States Dollars).

(iii)	The Purchaser shall pay a once only Milestone Payment of USD 10,000,000 (ten million United States Dollars), less any applicable Offset Amount, in respect of the achievement of cumulative world-wide Net Sales of Diafert and the relevant Diafert Derivative Product exceeding USD 500,000,000 (five hundred million United States Dollars).

(d)	Estelle

(i)	In respect of the demonstration prior to 31 December 2014 (or such later date as may be determined in accordance with the final paragraph of this Article 5.1(d)(i)) (or, if applicable, the respective Extended Force Majeure Dates as defined below) that an estetrol (E4) API manufacturing process has been developed by or on behalf of Uteron Pharma or its Affiliate which has produced three (3) or more batches of cGMP estetrol in batch sizes (30 kg-100 kg) which is chemically equivalent to material generated from the Estelle Reference Process, the Purchaser shall pay in total a Milestone Payment (whether payable in one or more instalments) of the following amount to the Sellers depending on the Best Yield that can be achieved from such manufacturing process on any of the batches manufactured (providing that such batch complies with the foregoing) as follows:

(A)	50% Yield or more: USD 25,000,000 (twenty-five million United States Dollars); or

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(B)	45% Yield or more but less than 50% Yield: USD 20,000,000 (twenty million United States Dollars); or

(C)	40% Yield or more but less than 45% Yield: USD 15,000,000 (fifteen million United States Dollars); or

(D)	35% Yield or more but less than 40% Yield: USD 10,000,000 (ten million United States Dollars); or

(E)	less than 35% Yield: USD 0 (zero United States Dollars),

less, in each case, the relevant part of the Estetra Deferred Purchase Price in respect of such Milestone Payment and less any applicable Offset Amounts, provided that by the date on which the third batch (or second batch if only two batches have been produced by 31 December 2014) is produced a freedom to operate report has been issued by an independent patent attorney of at least twenty years’ experience selected by agreement between the Purchaser and the Sellers’ Representatives (or where the Seller’s Representatives delay in so agreeing, selected in good faith by the Purchaser) establishing that the manufacturing and production process does not infringe any third party rights (whether as a result of a licence or otherwise).

In this Article 5.1(d)(i):

(A)	two versions of estetrol shall be considered chemically equivalent if, after completion and presentation of a comparability assessment demonstrating equivalent physio-chemical characterization of representative batches from API Process I and API Process II, including but not limited to purity, impurities, residual solvent, morphology and particle size distribution, to the FDA demonstrating no substantial differences, the FDA approves utilization of API II in a phase III human clinical trial of Estelle and does not require any additional substantial (as reasonably determined by the Purchaser) human clinical studies that would not otherwise be required in order to Develop Estelle; and

(B)	“Best Yield” shall mean the highest actual yield of estetrol produced during a single manufacturing cycle by a reproducible and/or validated process, which is chemically equivalent to previous batches and consistent with the PCAS Process.

The Purchaser shall produce at least two batches of estetrol meeting the above requirements prior to 31 December 2014 (or such later date as is reasonable where it has been prevented or delayed by circumstances beyond its reasonable control (“Extended Force Majeure Date”) and if only two batches have been produced prior to such date, then:

(A)	the period for the production of a third (3rd) batch as required under this Article 5.1(d)(i), shall be extended until 31 December 2016 (or applicable Extended Force Majeure Date) (“Third Batch Longstop”); and

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(B)	the Purchaser shall pay the Milestone Payment based on the Yield in respect of the batch with the Best Yield produced by 31 December 2014 (or applicable Extended Force Majeure Date). The remainder of the applicable Milestone Payment shall be payable if a third batch is produced by the Third Batch Longstop which is in a better Yield category as set out above than the first two batches.

(ii)	The Purchaser shall pay a once only Milestone Payment of USD 40,000,000 (forty million United States Dollars), less the relevant part of the Estetra Deferred Purchase Price in respect of such Milestone Payment and less any applicable Offset Amount, in respect of the Launch of Estelle and any Estelle Derivative Product, provided that the Launch occurs before or on 31 December 2020 in the United States of America.

(iii)	The Purchaser shall pay a once only Milestone Payment of USD 10,000,000 (ten million United States Dollars), less any applicable Offset Amount, in respect of the Launch of Estelle and any Estelle Derivative Product, provided that the Launch occurs before or on 31 December 2020 in a member state in European Union.

(iv)	The Purchaser shall pay a once only Milestone Payment of USD 10,000,000 (ten million United States Dollars), less any applicable Offset Amount, in respect of the first achievement, in one calendar year, of world-wide Net Sales of Estelle or the relevant Estelle Derivative Product exceeding USD 150,000,000 (one hundred fifty million United States Dollars).

(e)	Colvir

The Purchaser shall pay in respect of the Launch of Colvir for the Colvir Indication or the relevant Colvir Derivative Product in the United States of America or the European Union a once only Milestone Payment of USD 10,000,000 (ten million United States Dollars), less:

(i)	any applicable Offset Amount;

(ii)	any amounts payable to ULB or the Walloon Region arising out of or in connection with failure to satisfy the Colvir Escrow Release Condition;

(iii)	any amount to be set off against this Milestone Payment under Article 3.5; and

(iv)	if applicable, the amount of the ULG Payment.

If such Launch occurs in accordance with this Article after 31 December 2019, the Purchaser shall instead pay a once only Milestone Payment of USD 5,000,000 (five million United States Dollars), less:

(i)	any applicable Offset Amount;

(ii)	any amounts payable to ULB or the Walloon Region arising out of or in connection with the failure to satisfy the Colvir Escrow Release Condition;

(iii)	any amount to be set off against this Milestone Payment under Article 3.5; and

(iv)	if applicable, the amount of the ULG Payment.

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(f)	Vaginate

The Purchaser shall pay a once only Milestone Payment of USD 5,000,000 (five million United States Dollars), less any applicable Offset Amount, in respect of the Launch of Vaginate for the Vaginate Indication or any Vaginate Derivative Product thereof in either the United States of America or the European Union.

(g)	Alyssa

The Purchaser shall pay a once only Milestone Payment of USD 10,000,000 (ten million United States Dollars), less any UPT Navitrade Deferred Purchase Price, less any UPT Saffel Deferred Purchase Price and less any applicable Offset Amount, in respect of the Launch of Alyssa or any Alyssa Derivative Product in either the United States of America or any member state of the European Union.

5.2	Milestone achievement procedure

(a)	Initiation of the procedure by the Purchaser

(i)	As soon as possible and, in any event, no later than one (1) week after the achievement of any Milestone has come to the Purchaser’s knowledge (acting diligently), the Purchaser shall inform the Sellers’ Representatives thereof, together with the amount of the relevant Milestone Payment. The date on which the Sellers’ Representatives are informed of the achievement of the Milestone, shall be the date on which the Milestone Payment is determined.

(ii)	The Sellers’ Representatives shall have the right to submit any objection to the calculation of the Milestone Payment if such would be a variable amount, by sending a notice (the “Milestone Notice of Objection”) within forty-five (45) Business Days following submission of the amount of the relevant Milestone Payment within the period mentioned in (a)(i) above.

(iii)	If the Sellers’ Representatives do not submit a Milestone Notice of Objection within the aforementioned period of forty-five (45) Business Days, the amount of the Milestone Payment, as reflected therein, shall be deemed to have been finally determined at the end of such period for the purposes of this Agreement.

(iv)	If the Sellers’ Representatives submit a Notice of Objection within the aforementioned period of forty-five (45) Business Days, the Sellers’ Representatives and the Purchaser shall make reasonable efforts to reach an agreement that puts to rest the Sellers’ Representatives’ objections. Any non-disputed amount of the Milestone Payment shall be deemed payable at the end of the aforementioned period of forty-five (45) Business Days.

(b)	Initiation of the procedure by the Sellers’ Representatives

(i)	If the Sellers’ Representatives believe that any of the Milestones have been achieved, but they have not yet been informed thereof by the Purchaser, they may inform the Purchaser thereof either: (i) within a 30 day period following the bi-annual evaluation of the Milestones under Article 5.2(d)(ii) or (ii) on one other occasion in respect of each individual Product in any 18 calendar month period, indicating which Milestone has in their opinion been achieved and the Milestone Payment that is due and payable. If such Milestone Payment would be a variable amount, they may also provide the Purchaser with any relevant information that they would have in their possession in order to verify the amount of the Milestone Payment.

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(ii)	The Purchaser shall have the right to submit any objection to the indication that the Milestone has been achieved and/or the calculation of the Milestone Payment, by sending a notice (the “Milestone Notice of Objection”) within forty-five (45) Business Days following submission of the notice and/or amount of the relevant Milestone Payment by Sellers’ Representatives as mentioned in (a) above.

(iii)	If the Purchaser does not submit a Milestone Notice of Objection within the aforementioned period of forty-five (45) Business Days, the achievement of the Milestone and the amount of the Milestone Payment, as reflected in the notice submitted by the Sellers’ Representatives under Article 5.2(b)(i), shall be deemed to have been finally determined at the end of such period for the purposes of this Agreement.

(iv)	If the Purchaser submits a Notice of Objection within the aforementioned period of forty-five (45) Business Days, the Sellers’ Representatives and the Purchaser shall make reasonable efforts to reach an agreement that puts to rest the Purchaser’s objections. Any non-disputed amount of the Milestone Payment shall be deemed payable at the end of the aforementioned period of forty-five (45) Business Days.

(c)	Failure to agree

If the Sellers’ Representatives and the Purchaser fail to reach an agreement at the end of a period of thirty (30) Business Days after receipt of the Milestone Notice of Objection as set forth in Article 5.2(a)(iv) or Article 5.2(b)(iv), any points of disagreement shall be referred to the Pharmaceuticals Expert further to an application by either the Sellers’ Representatives or the Purchaser, who shall determine such matter in accordance with Article 5.8.

(d)	Information

(i)	The Sellers’ Representatives and the Purchaser shall promptly provide one another, and if applicable, the Pharmaceuticals Expert, and the Purchaser shall cause Uteron Pharma or any relevant member of the Purchaser’s Group, to provide the Sellers’ Representatives and the Purchaser, and if applicable, the Pharmaceuticals Expert, with any information or assistance reasonably required or desirable to determine the achievement of the Milestones and the amount of the Milestone Payment, including, if applicable, details of the number of units of each Product Sold, the gross sales price and a breakdown of the calculation of Net Sales in respect of that Product (to the extent permitted under applicable competition laws, rules and regulations).

(ii)	Notwithstanding the generality of Article 5.2(d)(i) above, the Purchaser undertakes to provide, or to cause Uteron Pharma or any relevant member of the Purchaser’s Group, to provide the Sellers’ Representatives on 15 March and 15 September of each year a progress overview and status update of the achievement of the Milestones (including, where a Product has been Launched and a Milestone relating to Net Sales applies, the sales and pricing information (to the extent permitted under applicable competition laws, rules and regulations) specified in Article 5.2(d)(i)) (a “Progress Report”).

(iii)	The Sellers’ Representatives acknowledge that the provisions of Article 21 (Confidentiality) apply to any information provided by the Companies or the Purchaser’s Group to the Sellers under Articles 5.2(d)(i) or 5.2(d)(ii).

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(e)	Periodic evaluations and longstop

(i)	If any of the Milestones has not been achieved:

(A)	within the period by which that Milestone must be achieved in order for a Milestone Payment to become due in accordance with Article 5.1; or

(B)	in the case of the Milestone Payment relating to Diafert in Article 5.1(c)(ii) and 5.1(c)(iii), by 31 December 2029; or

(C)	in the case of the Milestone Payment relating to Estelle in Article 5.1(d)(iv), by 31 December 2028; or

(D)	in the case of the Milestone Payment relating to Vaginate, by 31 December 2032; or

(E)	in the case of the Milestone Payment relating to Alyssa, by 31 December 2032; or

(F)	in the case of the Milestone Payment relating to Colvir, by 31 December 2032.

the relevant Milestone Payment can no longer become due and shall in no event be payable.

(ii)	If the Launch of Diafert, Estelle, or Colvir (or any relevant Derivative Product thereof) is delayed as a result of a Reimbursement Delay, then the cut-off date for the payment of a Milestone Payment under Article 5.1(c)(i), 5.1(d)(ii), 5.1(d)(iii) or 5.1(e) (as applicable) shall be extended by the amount of the Reimbursement Delay.

(iii)	It is agreed between the Parties that achievement of the Milestones shall in any case be evaluated between the Sellers’ Representatives and the Purchaser twice per year on 15 March and 15 September and a final evaluation will be made at the expiry of the applicable period specified above, or until all Milestones have been achieved (or can no longer be achieved if the relevant Milestone is linked to a certain deadline). The Purchaser shall ensure that the Sellers’ Representatives have received all such reasonably necessary information at the latest fifteen (15) Business Days before such meeting in order to be able to prepare the meeting.

5.3	Undertakings in the framework of the Milestones

(a)	With effect from the Closing Date, the Purchaser undertakes to, or to cause relevant members of the Purchaser’s Group to, Develop and to use Commercially Reasonable Efforts to commercialise the Products with a view to achieving the Milestones provided that the Purchaser shall not be required to use Commercially Reasonable Efforts to Develop Colvir using the Colvir IPR unless and until the Colvir Escrow Release Condition is met.

(b)	The Purchaser shall, or shall procure that a member of the Purchaser’s Group or (where applicable), the relevant Distributor or (Sub)Licensee shall use Commercially Reasonable

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Efforts to Launch a Product or Derivative Product in (i) the USA, or (ii) in at least one of the Five Major European Union Member States markets, or (iii) Belgium, Netherlands or Luxembourg within 6 calendar months after market authorisation (or other appropriate regulatory approval legally required for Launch), or, in the case of markets where obtaining favorable or acceptable to the Purchaser (acting reasonably) (as compared to comparable products, if any) pricing or reimbursement approval is a critical component of Launch and occurs after market authorisation, within 4 calendar months after such favourable pricing or reimbursement approval is obtained for such Product, in the USA or in the relevant European Union Member State respectively, provided that there is no lawful impediment to such Launch or circumstance beyond the reasonable control of the Purchaser preventing such Launch within such period (including where the Purchaser or where applicable a member of the Purchaser’s Group or relevant (Sub)Licensee or Distributor has not been able to secure an appropriate supply chain guaranteeing quantities of Product sufficient for Launch and a reasonable period thereafter, despite having used Commercially Reasonable Efforts to secure such supply chain) and where there is such an impediment or circumstance, the period shall be extended to 4 calendar months from the date of its removal or ceasing to apply and the applicable Milestone Date(s) shall be extended by a period equal to the period of such extension. For the avoidance of doubt, nothing in this Agreement shall oblige the Purchaser or a member of the Purchaser’s Group to Launch a Product or Derivative Product in any member state of the European Union prior to launching that Product or Derivative Product in one of the Five Major European Union Member States.

(c)	Nothing in this Article 5 shall prevent any member of the Purchaser’s Group from developing or selling a product that competes with a Product.

(d)	If, during the term of this Agreement, the Purchaser’s Group receives amounts from the sale of Diafert or Estelle to a given customer other than on an arms’ length basis, Net Sales shall be calculated as if such sales had been made on an arms’ length basis.

(e)	Notwithstanding the generality of Article 5.3(a) above, the Purchaser undertakes and shall cause each member of the Purchaser’s Group, including any of the Companies, to take the following actions with respect to the relevant Product:

(i)	Diafert

(A)	If needed, submit a technical file to a suitable notified body with respect to Diafert or the relevant Diafert Derivative Product thereof, promptly once data is available which the Purchaser considers will result in Diafert obtaining a CE Mark.

(B)	Use Commercially Reasonable Efforts to complete a prospective, interventional clinical investigation with respect to Diafert or the relevant Diafert Derivative Product, on the basis of the Protocol, as soon as reasonably practicable, but in any event by no later than 31 December 2014.

(C)	Provided that the data is available to support such material in good time, submit promotional material with respect to Diafert or the relevant Diafert Derivative Product thereof for review if required by a suitable notified body, before 31 December 2014.

(ii)	Estelle

(A)	Produce or have produced at least two (2) batches of estetrol in a batch size of 30 - 100 kg before 31 December 2014 and produce or have produced at least the third batch of estetrol in a batch size of 30 - 100 kg before 31 December 2016.

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(B)	Use Commercially Reasonable Efforts to initiate the Phase III Clinical Trials for Estelle or any Estelle Derivative Product and commence enrolment of patients into such trial in accordance with the advice issued by the appropriate regulatory authorities in the US and the European Union, before 31 December 2014.

(C)	Obtain from an independent patent attorney of at least twenty (20) years experience selected in accordance with Article 5.1(d)(i) a freedom to operate report for the manufacturing process used for estetrol to manufacture the batches of Estelle or any Estelle Derivative Product referred to in that Article, before 31 December 2016.

(D)	Use Commercially Reasonable Efforts to enter into a suitable development contract with PCAS SA in respect of Estelle if the Purchaser, acting reasonably, is satisfied that the PCAS Process is likely to meet all of the applicable requirements described in Article 5.1(d) above and there is no superior or equivalent alternative.

(f)	The Purchaser shall ensure that, and shall cause the Companies, the (Sub)Licensees and Distributors to ensure that, any agreement that is concluded with any Person (including the Companies, (Sub)Licensee and Distributors) which grants rights to commercialise any of the Products or any Derivative Product while the Milestone Payment with respect to such Products or relevant Derivative Product are payable, includes an undertaking by which the Purchaser shall be periodically informed of the Net Sales generated under such agreement by such Person, and which shall provide in the necessary audit mechanisms to verify such Net Sales.

5.4	Non-Compliance and Cure

(a)	If the Sellers’ Representatives, acting reasonably and in good faith, believe that the Purchaser for a consecutive period of six calendar months or more, ceased to Develop a Product (or a Derivative Product thereof) with a view to achieving the Milestones or has ceased commercialising it with a view to achieving the Milestones, other than where the Development or commercialisation has ceased or been suspended for any regulatory reason, or has failed to comply with any of the undertakings in Articles 5.1(d), 5.3(a), 5.3(b) or 5.3(e) they may notify the Purchaser thereof setting out in reasonable details the obligations with which the Sellers’ Representatives believe the Purchaser has failed to comply and the specific reasons why they believe there has been such a failure and what steps (if any) they believe would be required to be taken over a period of three calendar months to cure the breach (a “Non-Compliance Notice”) provided that where:

(i)	the Sellers’ Representatives belief is based upon matters fairly disclosed to them in two successive Progress Reports or other information supplied to them over a course of twelve (12) calendar months in sufficient detail to enable the Sellers’ Representatives to assess the past activities or future plans of relevant members of the Purchaser’s Group to use Commercially Reasonable Efforts to commercialise or Develop the Products; and

(ii)	in the case of future plans, the relevant member(s) of the Purchaser’s Group implemented such plans materially in the manner disclosed,

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the Sellers’ Representatives may not serve a Non-Compliance Notice on the Purchaser alleging that the activities or plans as so disclosed and implemented constitute failure by the relevant member of the Purchaser’s Group to use Commercially Reasonable Efforts to commercialise or Develop the Products unless they have objected within six (6) calendar months of the first such disclosure of such activities or plans. Nothing in this Article 5.4(a) shall prevent the Sellers’ Representatives from serving a Non-Compliance Notice where there has been fraud, misrepresentation or deliberate concealment of information in relation to the use of such Commercially Reasonable Efforts. Upon service of a Non-Compliance Notice, the Sellers’ Representatives and the Purchaser shall make reasonable efforts to reach an agreement on the steps that would be required to cure the breach complained of in the Non Compliance Notice. If the Sellers’ Representatives and the Purchaser fail to reach an agreement at the end of a period of thirty (30) Business Days after receipt of the aforementioned notice, then any points of disagreement shall be referred to the Pharmaceuticals Expert further to an application by either the Sellers’ Representatives or the Purchaser, who shall determine such matter in accordance with Article 5.8.

(b)	If the Sellers’ Representatives have served a Non-Compliance Notice and the parties have agreed under Article 5.4 that the breach in question is capable of remedy within a period of three (3) calendar months by following the steps agreed upon by the parties then, the Purchaser may elect to serve a notice on the Sellers’ Representatives notifying them that Purchaser is electing to remedy the matter in question in accordance with the agreed plan (a “Cure Notice”) in which case:

(i)	the Purchaser shall be entitled to attempt to remedy the matter in question within a three calendar month period following the date of this Cure Notice (or such shorter period that the Purchaser may elect) (the “Cure Period”) in accordance with the agreed plan;

(ii)	any referral to the Pharmaceutical Expert shall be suspended for the Cure Period;

(iii)	the dates by which the relevant Milestone Payments must be achieved shall be extended by the length of the Cure Period; and

(iv)	if a Pharmaceutical Expert has been instructed, the Purchaser shall pay the costs and expenses of the Pharmaceutical Expert incurred up to and including the date of the Cure Notice.

5.5	Ceasing to develop a Product and consequences of failure to use Commercially Reasonable Efforts

(a)	The Purchaser shall notify the Sellers’ Representatives in writing if:

(i)	for a consecutive period of six calendar months or more, (where the relevant Product or Derivative Product has not been Launched) the Purchaser’s Group ceases the Development of a Product (or a Derivative Product thereof) (other than where the Development has ceased or been suspended for any regulatory or legal reason); or

(ii)	for a consecutive period of six calendar months or more, (where the relevant Product or Derivative Product has been Launched) the Purchaser’s Group ceases the marketing and sale of a Product (or a Derivative Product thereof) other than for a regulatory or legal reason or shortage of supply,

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in either case, before the relevant Milestones related to the Development or sale of that Product (or Derivative Product thereof) have been achieved.

(b)	If at any point in time either:

(i)	the Purchaser notifies the Sellers’ Representatives or the Purchaser and the Sellers’ Representatives agree that either of the events referred to in Article 5.5(a) has occurred; or

(ii)	the Pharmaceuticals Expert makes a determination pursuant to Article 5.8 that the Purchaser has failed to comply with its obligations in Article 5.3(a), 5.3(b) or 5.3(e),

then, at the sole discretion of the Purchaser as notified to the Sellers’ Representatives in writing within forty five (45) days after such point in time (and subject to Articles 5.5(c), 5.5(d) and 5.7), either:

(iii)	the relevant Milestone(s) that have not been achieved relating to such Product (or Derivative Product) shall be deemed to have been achieved and the relevant Milestone Payment will be due (less any applicable Offset Amount), or

(iv)	the Purchaser shall provide the Seller with all relevant information relating to such Product (or Derivative Product) within its possession and which it may lawfully disclose (to which information the provisions of Article 20, Confidentiality, shall apply provided that the Seller may disclose such information to third parties with the prior written consent of the Purchaser, not to be unreasonably withheld) and shall offer, or shall procure that the relevant member(s) of Purchaser’s Group shall offer, to sell the Intellectual Property rights, Know how, rights in clinical data and regulatory approvals relating to the Product (or Derivative Product) in question (such offer being open for not less than 90 days (the “Offer Period”)) to an entity nominated by the Sellers’ Representatives (“Nominated Entity”), on behalf of the Sellers (save in circumstances where the Product in question is subject to any restrictions on transfer or subject to any other obligations of the Group, whether to any government or other authorities under the terms of any grants received by the Group or otherwise, in which case subsection (i) of this Article shall apply and subject to Article 5.7). The price (the “Product Disposal Price”) at which the Purchaser shall sell the Intellectual Property Rights in the Product (or Derivative Product) in question shall be the aggregate of:

(A)	the amount of any and all external development costs incurred by the Purchaser’s Group in respect of such Product (or Derivative Product) since Closing;

(B)	the amount of any and all costs of defending any infringement claims incurred by the Purchaser’s Group in respect of such Product (or Derivative Product) since Closing, save to the extent such costs have already been recovered in the defence of the claim, save the costs of defending such claims which result from the Purchaser utilising Intellectual Property created after Closing which is not the natural result of Development of Intellectual Property existing at Closing Date,

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provided that if no such notice is given with the above forty-five (45) day period, the Purchaser shall be deemed to have elected for (ii) (the Product disposal) and not (iii) (the payment of Milestones) to apply.

The Nominated Entity may elect to accept the offer and to pay the Product Disposal Price in one upfront payment or in two instalments. If the Nominated Entity elects to pay 100% of the Product Disposal Price upfront, the Intellectual Property rights, Know How, rights in clinical data and regulatory approvals relating to the Product (or Derivative Product) in question shall be automatically assigned to the Nominated Entity upon receipt of such payment. Alternatively, the Nominated Entity may elect to pay 10% of the Product Disposal Price upfront within ten (10) days of its election to accept the above offer and have an option to pay the remaining balance within twelve (12) calendar months of such election, in which case the Nominated Entity shall have an exclusive licence to use the Intellectual Property rights, Know How, rights in clinical data and regulatory approvals relating to the Product (or Derivative Product) until the time for payment of the remaining balance falls due. If the Nominated Entity elects not to pay the full balance by the above due date, no further payment shall be due and the exclusive licence under this Article shall automatically terminate with immediate effect.

(c)	If the Sellers’ Representatives elect to purchase the Product or Derivative Product in question (or cause it to be purchased by another entity) pursuant to this Article 5.5(b)(iv) within the Offer Period, and fail to use Commercially Reasonable Efforts to Develop (if applicable) and commercialise the Product or Derivative Product concerned in accordance with any steps previously set out by a Pharmaceuticals Expert or as subsequently determined by a Pharmaceuticals Expert (for which purposes, all relevant provisions relating to such determination as set out in this Agreement shall apply, mutatis mutandis), then to the extent that the Purchaser has previously paid any Milestone Payment to the Sellers in respect of the Product or Derivative Product concerned, such amount shall be repaid to the Purchaser on demand unless the Sellers elect within ten (10) Business Days not to repay such amount in which case its licence shall be terminated with immediate effect or it shall immediately reassign all Intellectual Property rights, Know How, rights in clinical data and regulatory approvals relating to the Product (or Derivative Product) to the Purchaser.

(d)	If the Sellers’ Representatives do not elect to purchase the Product or Derivative Product in question (or do not cause it to be purchased by another entity) pursuant to this Article 5.5(b)(iv) within the Offer Period, the Purchaser shall not be obliged to transfer the Product or Derivative Product in question under this Article 5.5(b)(iv) or accelerate the payment of the Milestone Payments under Article 5.5(b)(iii) as a result of the relevant breach.

(e)	The Purchaser or the Sellers’ Representatives shall require the Pharmaceutical Expert to set out the reasons for its determination and, at the request of either the Purchaser or the Sellers’ Representatives, to set out the actions to be taken by the Purchaser to remedy any breach in respect of the Development or commercialisation concerned and the time in which or for which such actions should be taken to effect such remedy. The Purchaser may elect in writing within the period of forty five (45) days in Article 5.5(b) above, in addition to its rights in Article 5.5(b) above, to attempt to remedy the breaches in accordance with the determination by the Pharmaceutical Expert.

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5.6	Subsequent Acquirers

If the consummation of a transaction occurs prior to the completion of all Milestones pursuant to which a third party that is not a member of the Purchaser’s Group (a “Subsequent Acquirer”) acquires any Product or Derivative Product or the exclusive rights in material Intellectual Property relating thereto directly or indirectly from the relevant member of the Purchaser’s Group, (including, for the avoidance of doubt, by acquiring the relevant member of the Purchaser’s Group that owns the Product or Derivative Product or the exclusive rights in material Intellectual Property relating thereto) then, at the Purchaser’s option, either:

(a)	the Purchaser shall cause the Subsequent Acquirer to assume the Purchaser’s obligations set forth in this Article 5, in respect of the Milestones that have not then been completed in respect of the Products that have been so acquired, minus applicable Offset Amounts, if any, including the obligations in this Article 5.5 (other than Article 5.7) and if the Purchaser provides reasonable evidence that the Subsequent Acquirer has sufficient financial standing to meet the obligations to pay any unpaid Milestone Payments and provides binding documentation by which the Subsequent Acquirer assumes such obligations on terms reasonably satisfactory to the Sellers’ Representatives, the Purchaser and the Purchaser Guarantor shall automatically cease to have any further obligations in respect of the Milestones; or

(b)	the Purchaser shall remain liable for payment, on achievement of the relevant Milestone(s), for the applicable Milestone Payments (less any applicable Offset Amount).

5.7	General provisions relating to Articles 5.5 and 5.6

The Purchaser shall not be required to comply with its obligations in Articles 5.5(b) or 5.6 to pay unpaid Milestones in circumstances where the amount of outstanding Offset Amounts exceeds the amount of the Milestone Payment in question. The Purchaser shall further not be required to transfer the rights to the Product in question if there is any outstanding Offset Payment provided that in such circumstances the Purchaser may elect to transfer the rights to the Product in satisfaction of its obligations under Article 5.5(b) at the cost of the Sellers (such costs when paid by the Sellers being offset against the Offset Payment).

5.8	Pharmaceuticals Expert

(a)	If appointed pursuant to Articles 5.2(c), 5.4(a) or 5.5(e), the Pharmaceuticals Expert shall determine the achievement of the Milestone if such is disputed by the Purchaser and/or the amount of the Milestone Payment if such is a variable amount, or whether the Purchaser’s Group has been using Commercially Reasonable Efforts (as the case may be, and the matter being disputed shall be the “Matter in Dispute”) and, for this purpose, shall act on the following basis:

(i)	the Pharmaceuticals Expert shall act as an expert, not an arbitrator;

(ii)	the Pharmaceuticals Expert’s terms of appointment shall be restricted to settling the matters in dispute between the Purchaser and the Sellers’ Representatives which are relevant to determine the Matter in Dispute and the Sellers’ Representatives will provide the Pharmaceuticals Expert with security for costs of the Pharmaceuticals Expert if required by the Pharmaceuticals Expert to accept the appointment;

(iii)

unless the Sellers’ Representatives and the Purchaser agree otherwise, the Pharmaceuticals Expert shall, in its reasonable discretion, determine its own procedure and working methods, including, to the extent the Pharmaceuticals

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Expert considers necessary, instructing professional advisers to assist in reaching its decision, notwithstanding the fact that the procedure shall be conducted in English;

(iv)	the Pharmaceuticals Expert shall be asked to determine the Matter in Dispute no later than thirty (30) Business Days from receipt of all necessary information from the Purchaser and the Sellers’ Representatives; the Pharmaceuticals Expert shall give the Purchaser and the Sellers’ Representatives a reasonable opportunity to submit written and oral comments, require the Purchaser and the Sellers’ Representatives to supply one another with copies of any written comments made (together with copies of all supporting information), and allow each of them to be present during oral submissions by the other;

(v)	the Pharmaceuticals Expert’s decision shall be reasoned but, in the absence of fraud or manifest error, is final and binding on the Parties; and

(vi)	the costs of the Pharmaceuticals Expert are to be apportioned between the Sellers and the Purchaser in such proportions as the Pharmaceuticals Expert may determine in the light of the merits of the objections presented to it.

(b)	Save in the case of fraud or manifest error of the Pharmaceuticals Expert, the Sellers shall not make any claim that the relevant Company or member of the Purchaser’s Group has failed to comply with its obligations to use Commercially Reasonable Efforts or has achieved a Milestone and failed to make the correct Milestone Payment, other than under the provisions of this Article 5.8.

5.9	Sole and exclusive remedy

If a Pharmaceuticals Expert determines that the Purchaser’s Group has not been using Commercially Reasonable Efforts or either of the events referred to in Article 5.5(a) has occurred, the remedies contained in Article 5.5(b) shall be the Sellers’ sole and exclusive remedies in respect of that breach.

5.10	Payment of the Deferred Purchase Price

(a)	Upon the achievement of any of the Milestones as finally established in accordance with Article 5.2, 5.5 or 5.8, the Purchaser shall, within a period of fifteen (15) Business Days after final determination of the achievement of such Milestone, pay the Sellers, the relevant Milestone Payment by wire transfer to the Nominated Account.

(b)	If there is any dispute on the amount of the Milestone Payment in accordance with Article 5.2 if such amount is a variable amount, then the non-disputed amount of the Milestone Payment shall be paid by the Purchaser to the Sellers within a period of fifteen (15) Business Days after the payable date of the non-disputed amount in accordance with what is set forth in Article 5.2(a)(iv) respectively Article 5.2(b)(iv), by wire transfer to the Nominated Account.

(c)	Interest shall be charged on any late Milestone Payments under this Article 5 at a rate of two per cent. above the base rate of the European Central Bank from the date the payment was due (in the case of undisputed Milestone Payments) or the date of determination that such payment was due (in the case of disputed Milestone Payments).

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6	Provisions relating to the Escrow Account

6.1	General

(a)	No amount shall be released out of the Escrow Account otherwise than in accordance with this Agreement.

(b)	The following provisions shall apply in respect of the Escrow Account:

(i)	any interest that may accrue on the credit balance on the Escrow Account shall be credited to the Escrow Account;

(ii)	the liability to taxation on any interest on any amount in the Escrow Account shall be borne by the Party ultimately entitled to that amount;

(iii)	no other credit shall be made to the Escrow Account without the written consent of the Escrow Agents;

(iv)	no withdrawal shall be made from the Escrow Account except in accordance with this Agreement and the Escrow Agreement or as may otherwise be ordered by a court of competent jurisdiction; and

(v)	neither the Purchaser nor the Sellers shall have any entitlement to interest until payment of the principal to which it relates falls due.

(c)	Any payment of principal out of the Escrow Account shall be paid together with the interest which has accrued on such principal sum but less any applicable bank charges.

(d)	The amount paid into the Escrow Account shall not be regarded as imposing any limit on the amount of any Claims.

(e)	For the avoidance of doubt, if a Due Amount is not satisfied in full from the Escrow Account, the relevant Claim shall remain fully enforceable against the Sellers in accordance with this Agreement to the extent that it has not been satisfied.

(f)	Nothing in this Article shall prejudice, limit or otherwise affect any right, including to make any Claim the Purchaser may have from time to time against the Sellers either under this Agreement or under any of the documents executed pursuant to this Agreement, it being understood that such right should be exercised in accordance with the terms and conditions of this Agreement.

(g)	Any deductions made under this Article 6 shall be deemed borne by each Seller in the same proportion as such Sellers’ proportionate interest of the Initial Consideration.

(h)	The Purchaser’ and the Sellers’ Representatives shall close the Escrow Account following the payment of sums out of the Escrow Account pursuant to this Article 6 and to Article 15 when there is no possibility of further funds being applied to the Escrow Account under Article 15.

6.2	Payment of the Price Adjustment Amount out of the Escrow Account following the Determination Date

(a)	In accordance with Article 4.3(b), within five Business Days following the Determination Date (providing that the Determination Date is prior to the Escrow Release Date), the Sellers’ Representatives and the Purchaser shall instruct the Escrow Agents to release from the Escrow Account to the Purchaser the lesser of:

(i)	an amount equal to the Price Adjustment Amount; and

(ii)	the amount standing to the credit of the Escrow Account,

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such amount being released being in satisfaction of the whole (in the case of a release under paragraph 6.2(a)(i)) or part (in the case of a release under paragraph 6.2(a)(ii)) of the obligation to pay the Price Adjustment Amount in accordance with Article 4.3(b).

(b)	If, following the release (if any) of any amount from the Escrow Account in accordance with Article 6.2(a), there is still an amount standing to the credit of the Escrow Account, such amount shall be retained in the Escrow Account in accordance with this Article 6.

(c)	If there is a Claim, the Purchaser shall be entitled to set-off against the Milestone Payments in accordance with Article 15 or to recover against the amount standing to the credit of the Escrow Account at its sole discretion.

6.3	Claims

The Sellers and the Purchaser hereby agree that:

(a)	at all times prior to the Escrow Release Date; and

(b)	after the Escrow Release Date, to the extent that a Notice of Claim has been served in respect of a Claim prior to the Escrow Release Date,

and to the extent that there are funds standing to the credit of the Escrow Account in each case, all finally determined Claims in favour of the Purchaser shall be settled from the Escrow Account or set off against the Milestone or a combination of the two (at the Purchaser’s discretion).

6.4	Release of money before the Escrow Release Date

(a)	If any Claim is finally determined before 23.59 GMT on the Escrow Release Date on terms requiring any or all of the Sellers to make a payment to the Purchaser, including any payment by way of costs or interest, the Sellers’ Representatives and the Purchaser shall, unless such amount has been paid to the Purchaser in full or such amount has been offset in full against any part of the Deferred Purchase Price in accordance with Article 15, promptly and jointly instruct the Escrow Agents to authorise the Bank to make a payment to the Purchaser out of the Escrow Account equal to the lesser of:

(i)	the Due Amount payable to the Purchaser in accordance with the terms of the determination in question, including any costs and interest that are payable as part of or by way of the determination;

(ii)	the amount then standing to the credit of the Escrow Account.

(b)	If any Claim is finally determined before 23.59 GMT on the Escrow Release Date, on terms requiring any payment to be made to any Seller, the Purchaser and the Sellers’ Representatives shall notify the Escrow Agents of the determination, but shall not instruct the Escrow Agents to make any payment to such Seller(s) in respect of such determination, without prejudice to the operation of the other provisions of this Article and without prejudice to the Purchaser’s obligation to pay such amounts to such Seller(s).

6.5	Release on the Escrow Release Date if no Notice of Claims have been served

If by the Escrow Release Date:

(a)	no Notice of Claim has been given by the Purchaser to the Sellers’ Representatives; or

(b)	all Claims in respect of which Notice of Claims were given prior to the Escrow Release Date have been determined in full and the provisions of Article 6.4 have operated in respect thereof,

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the Purchaser and the Sellers’ Representatives shall as soon as practicable after and in any event no later than the end of business hours of the Business Day following the Escrow Release Date instruct the Escrow Agents to authorise the Bank to make a payment out of the Escrow Account of the amount standing to the credit of the Escrow Account to the Nominated Account.

6.6	Release on and after the Escrow Release Date if Notice of Claims have been served

(a)	If a Notice of Claim has been given by the Purchaser to the Sellers’ Representatives prior to the Escrow Release Date and, at that time, such Claim has not been finally determined, the Escrow Agents (unless otherwise instructed by the Purchaser and the Sellers’ Representative) shall retain in the Escrow Account an amount equal to the lesser of:

(i)	the aggregate of the Due Amounts, Purchaser’s Estimates and/or Counsel’s Estimate in relation to each Notice of Claim received prior to the Escrow Release Date that has not been finally determined; and

(ii)	the amount then standing to the credit of the Escrow Account.

The Purchaser and the Sellers’ Representatives shall as soon as practicable after and in any event no later than the end of business hours of the Business Day following the Escrow Release Date instruct the Escrow Agents to authorise the Bank to make a payment out of the Escrow Account of any excess in the Escrow Account over this amount less EUR 1 (one euro) to the Nominated Account.

(b)	Subject to no Sellers’ Notice being served under Article 6.7, as soon as practicable and in any event no later than the end of business hours of the Business Day following the settlement of any Claim in respect of which there is a Due Amount, the Purchaser and the Sellers’ Representatives shall, unless such Due Amount has been paid to the Purchaser in full or such amount has been offset in full against any part of the Deferred Purchase Price in accordance with Article 15, promptly and jointly instruct the Escrow Agents to authorise the Bank to pay to the Purchaser out of the Escrow Account the lesser of the Due Amount and the amount standing to the credit of the Escrow Account.

(c)	Following settlement of all Claims outstanding (if any) at the Escrow Release Date and payment of all Due Amounts to the Purchaser in accordance with Article 6.6(b), the Parties shall, promptly, instruct the Escrow Agents to authorise the Bank to make a payment out of the Escrow Account of any balance less EUR 1 (one Euro) standing to the credit of the Escrow Account to the Nominated Account for distribution to the Sellers.

6.7	Sellers’ Notice

If one or more Notice of Claims given by the Purchaser to the Sellers’ Representatives prior to the Escrow Release Date and, at the time of the Escrow Release Date, such Claim has not been finally determined or proceedings in court in respect of such Claim are not on-going and no previous Sellers’ Notice has been served (whether under this Article 6.7 or under Article 15.4), the Sellers’ Representatives may within the 20 day period prior to the Escrow Release Date elect to serve in writing on the Purchaser a notice (the “Sellers’ Notice”) to refer the Claim to Counsel who shall consider the merits of the Claim in accordance with Article 15.

6.8	Meaning of “finally determined”

For the purposes of this Agreement and the Tax Deed, a matter shall be “finally determined” if:

(a)	the Purchaser and the Sellers’ Representatives (or the relevant Seller) shall so agree in writing; or

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(b)	in respect of the Net Debt Statement and the Price Adjustment Amount, if the matter has been determined by the Independent Accountants pursuant to Article 4.2; or

(c)	in respect of any matter relating to the Deferred Consideration, the matter has been determined by the Pharmaceutical Expert in accordance with Article 5.8; or

(d)	the matter in question has been determined by a court of competent jurisdiction from which there is no right of appeal or other judicial remedy or from whose judgment the Purchaser or the Sellers (as the case may be) are debarred by passage of time or otherwise from making an appeal or seeking another judicial remedy; or

(e)	in respect of a claim under the Tax Deed, on the due date for payment in accordance with clause 9 of the Tax Deed,

but the determination by a Counsel pursuant to Article 16 shall not, for the avoidance of doubt, constitute a ‘final determination’.

7	Obligations on the date of this agreement

7.1	General Provisions

Signing of this Agreement and the other actions to be taken on the date of this Agreement shall take place at the offices of NautaDutilh located at Chausée de La Hulpe / Terhulpsesteenweg 120, B-1000 Brussels, Belgium.

7.2	Purchaser’s obligations on the date of this Agreement

On the date of this Agreement, the Purchaser shall deliver or procure that there shall be delivered to Stijn Van Rompay on behalf of the Sellers’ Representatives:

(a)	the Disclosure Letter duly countersigned by the Purchaser; and

(b)	as evidence of the authority of each person executing a document referred to in this Agreement on the Purchaser’s behalf, a copy of the minutes of a duly held meeting of the directors of the Purchaser (or a duly constituted committee thereof) authorising the execution by the Purchaser of the Purchaser’s Closing Documents certified to be a true copy by the competent corporate body of the Purchaser.

7.3	Sellers’ obligations on the date of this Agreement

On the date of this Agreement, the Sellers shall deliver or procure that there shall be delivered to the Purchaser:

(a)	the Legal DD Report Reliance Letter;

(b)	in the case of a Seller which is a company, as evidence of the authority of each person executing this Agreement or a document referred to in this Agreement on the Seller’s behalf, a copy of the relevant clause of the articles of association and the publications of the appointment of such person as a director or manager of the company;

(c)	an original copy or a certified copy of any power of attorney or other authorities pursuant to which any Seller has executed this Agreement, the Disclosure Letter and the Tax Deed (including any authority necessary to approve the exercise of such power of attorney);

(d)	a copy of the duly executed Disclosure Letter;

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(e)	a copy of all documents pursuant to which Securities in Uteron Pharma have been contributed to the Civil Company;

(f)	a copy duly executed by each party thereto of the Estetra Call Option;

(g)	a copy duly executed by each party thereto copy of the Novalon Put Option;

(h)	a copy duly executed by each party thereto of the UPT Call Options;

(i)	a copy duly executed by each party thereto of the Pantarhei Licence Agreement;

(j)	a copy duly executed by each party thereto of all of the €10 Options;

(k)	a copy duly executed by each party thereto of the ING Consents;

(l)	a copy of the Safflberg SPA duly executed by the parties thereto plus evidence that the statutory registers of Uteron Pharma have been updated to reflect the transactions contemplated to be carried out pursuant thereto;

(m)	a copy of the Saffelberg Acknowledgement duly executed by the parties thereto;

(n)	a certified copy of all board minutes the board of Directors of Uteron Pharma which approved in accordance with the Articles of Association the transfer of Shares and Warrants pursuant to the Transaction (including in respect of the exercise of the €10 Options) and acknowledged any conflict matters with respect of the Transaction, including the board minutes of a meeting of the board of Directors of Uteron Pharma held on 7 December 2012 and the board minutes of a meeting of the board of Directors of Uteron Pharma held on 11 January 2013;

(o)	an up-dated certified copy of all pages of the shareholders register and the warrant holders register of each Company; and

(p)	a copy of the notarized minute evidencing any capital increase of Uteron Pharma which has or has been deemed to take place on or prior to the date of this Agreement as a consequence of the exercise in December 2012 of certain of the Warrants.

8	Conditions precedent

8.1	Conditions precedent to the obligations of the Parties

The obligation of the Sellers and the Purchaser to proceed with Closing shall be subject to satisfaction of the following conditions precedent:

(a)	no action or proceedings by or before any Authority have been taken or commenced by or threatened against the Sellers, the Purchaser, the Purchaser Guarantor, Uteron Pharma or any of its Subsidiaries that could restrict, prohibit, invalidate or otherwise materially affect the Transaction;

(b)	there has been no Material Adverse Change;

(c)	Novalon shall have transferred the share it owns in Femalon to one of the Subsidiaries (other than Femalon);

(d)	the Novalon Put Option shall have been exercised in accordance with its terms so that all securities held by the Group in Novalon shall be transferred to the Novalon Purchasers on or prior to Closing, the consideration for which is to be paid in accordance with Article 10.4. The Purchaser acknowledges that the Novalon Purchase Price shall be paid immediately following Closing in accordance with Article 10.4;

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(e)	the Estetra Call Option shall have completed in accordance with its terms so that:

(i)	Uteron Pharma shall acquire all of the securities (including all rights to subscribe for securities) that Uteron Pharma does not own in Estetra at the Estetra Purchase Price on Closing;

(ii)	all joint venture agreements, shareholders’ agreements, investment agreements, option agreements and any similar arrangement relating to the securities of Estetra shall be terminated without liability to the Group;

(iii)	the Pantarhei Licence Agreement and Pantarhei Consultancy Amendment Agreement shall take effect; and

(iv)	the Pantarhei Drag Right shall be exercised so that the Purchaser shall acquire all Pantarhei Securities in accordance with Article 10.1(c).

The Purchaser acknowledges that the Estetra Fixed Purchase Price shall be paid on Closing in accordance with Article 10.3(b);

(f)	the UPT Call Options shall have completed in accordance with their terms so that Uteron Pharma shall acquire all of the securities (including all rights to subscribe for securities) that Uteron Pharma does not own in Uteron Pharma Technologies at the UPT Purchase Price on or prior to Closing, and all joint venture agreements, shareholders’ agreements, investment agreements, option agreements and any similar arrangement relating to the securities of Uteron Pharma Technologies shall be terminated on Closing without liability to the Group. The Purchaser acknowledges that the UPT Navitrade Fixed Purchase Price and the UPT Saffel Fixed Purchase Price shall be paid on Closing in accordance with Article 10.3(c);

(g)	the €10 Options shall have been exercised in accordance with its terms so that the €10 Securities shall have been transferred to François Fornieri and/or Majocepi SPRL and/or Stijn Van Rompay in accordance with the terms of the €10 Options;

(h)	for any of the holders of Warrants that have exercised their Warrants prior to the date of this Agreement but in respect of which the Shares have not been issued prior to the date of this Agreement or for any holders of Warrants that have exercised this Warrant prior to Closing, the relevant Shares have been issued and registered in Uteron Pharma’s share register;

(i)	there will be no equity or debt securities in Uteron Pharma which are not being sold to the Purchaser pursuant to the terms of this Agreement, no equity or debt securities in the Subsidiaries which are not being sold to Uteron Pharma and no Person has any right to be issued with or acquire any equity or debt securities by any member of the Group which are not being sold to the Purchaser or Uteron Pharma pursuant to the terms of this Agreement;

(j)	the Novalon Inter-company Debt shall have been repaid and there shall be no other amounts outstanding as between Novalon and any member of the Group, save for any amounts in relation to the VAT unity and any amounts due for the transitional arrangements set forth in the Novalon Service Agreement, if any; and

(k)	the delivery to the Purchaser of a certified true copy of a duly executed and validly signed power of attorney granted by Francois Fornieri granting his attorney the power to sign any of the Sellers’ Documents required to be signed by him and that have been, or will be at Closing be, signed by such attorney.

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8.2	General provisions applying to the Conditions

(a)	Each of the Sellers shall, from the date of this Agreement until the Closing Date, use its reasonable efforts to cause the Conditions to be satisfied as soon as possible and in any event no later than 17.00 GMT on the date that is 5 (five) Business Days after the date of this Agreement. If the Conditions are not satisfied by such date (or such later date as the Purchaser and the Sellers’ Representatives may agree) the Purchaser may elect either to extend the date for satisfaction of the Conditions for a period of a further 30 days or that this Agreement shall then lapse other than Articles 21 (Confidentiality and Announcements), 24.17 (Governing law) and 24.18 (Jurisdiction) (the “Surviving Provisions”) which shall remain in full force and effect). If the Conditions are not satisfied by 17.00 GMT on the expiry of such period the Purchaser may elect that this Agreement then lapses other than the Surviving Provisions. No party to this Agreement shall have any liability to any other party under this Agreement or in respect of the subject matter of this Agreement if the Purchaser elects to lapse this Agreement in accordance with this Article 8.2(a) save in respect of any liabilities which have accrued prior to the Agreement lapsing or in relation to the Surviving Provisions.

(b)	Promptly, and in any case within five Business Days of a party becoming aware of each Condition becoming satisfied, that Party shall give notice of the satisfaction of such Condition to the Sellers’ Representatives who shall give notice of the same to the Purchaser.

(c)	The Purchaser shall be entitled in its absolute discretion to waive any or all of the Conditions either in whole or in part.

8.3	Right to terminate

(a)	If at any time between the date of this Agreement and Closing, the Purchaser becomes aware of:

(i)	any fact, matter or event, which would or is reasonably likely to constitute a Material Breach of a Sellers’ Warranty; and/or

(ii)	any fact, matter or event, which would or is reasonably likely to constitute a Material Breach of any of the Sellers’ undertakings contained in this Agreement;

(iii)	any objection or challenge (whether or not amounting to a legal claim) brought by any person (including, but not limited to the Civil Company Members and Pantarhei) to the sale of the Securities pursuant to this Agreement or, in the case of Pantarhei, the Estetra Call Option, or any other transaction contemplated by this Agreement; and/or

(iv)	any Conditions that will not be capable of being satisfied,

the Purchaser shall be entitled (in addition to and without prejudice to all other rights or remedies available to it) by notice in writing to the Sellers’ Representatives to elect to terminate this Agreement without any liability whatsoever to the Purchaser.

(b)	For the purposes of Article 8.3(a) a “Material Breach” shall mean:

(i)

a breach of a Sellers’ Warranty or which would be a breach, if the Sellers’ Warranties were repeated on or at any time prior to Closing by reference to the facts and circumstances then existing (and on the basis that all references (whether express or implied) in such Sellers’ Warranties to the “date of this

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Agreement” or in any of the definitions in Article 1 used in such Sellers’ Warranties (except in the definition of the “Disclosure Letter”) shall be deemed to be substituted with references to the “Closing Date”), save where a Sellers’ Warranty addresses a matter only as of a particular date (other than “the date of this Agreement”) that warranty is made only in relation to that date, and such breach would, or is likely to, qualify as a Material Adverse Change or which would or is likely to give rise to a Loss in excess of USD 1,000,000 (one million United States Dollars) or which would or is likely to constitute any breach of the Title and Capacity Warranties; or

(ii)	a breach of any of the Sellers’ undertakings or obligations contained in this Agreement (including, for the avoidance of doubt, a breach of Article 9), which does or is likely to qualify as a Material Adverse Change or which would give rise to a Loss in excess of USD 1,000,000 (one million United States Dollars), and in the case of a breach which shall be capable of remedy, where such breach is not remedied to the satisfaction of the Purchaser prior to the Closing Date.

(c)	Any right of termination exercised by the Purchaser pursuant to Article 8.3(a) shall automatically terminate this Agreement (other than the Surviving Provisions which shall remain in full force and effect) and no party shall have any claim of any nature whatsoever against any other party under this Agreement save in respect of any rights and liabilities of any party which have accrued prior to the Agreement terminating or in relation to the Surviving Provisions.

(d)	Any right of termination conferred upon the Purchaser by this Agreement shall be in addition to and without prejudice to all other rights and remedies available to the Purchaser and no exercise of or failure to exercise such a right of termination shall constitute a waiver by the Purchaser of any such other right or remedy.

(e)	The Majority Sellers each undertake as soon as reasonably practicable to notify the Purchaser of any matter or thing that any of them become aware of before Closing which constitutes or may constitute a Material Breach or any matter within Article 8.3(a) above.

(f)	Other than where the right to terminate has arisen due to a fraudulent act or reckless or deliberate breach of any Seller, the maximum liability of the Sellers in the event of a termination by the Purchaser in accordance with Article 8.3(a)) shall be USD 2,500,000 (USD two million five hundred thousand United States Dollars).

9	Pre-Closing Covenants

9.1	Conduct of business

(a)	Until Closing, the Majority Sellers shall procure that and each of the other Sellers shall (to the extent it is able) make reasonable efforts to ensure that Uteron Pharma and each of its Subsidiaries continues to operate the Business in the ordinary and usual course of business. Without prejudice to the generality of this Article 9.1(a), each of the Sellers shall procure that the Companies:

(i)	continue to pay their creditors in the ordinary course of business or within the usual terms of payment of such creditors;

(ii)	maintain in force all existing insurance policies relating in whole or in part to the Business, except for amendments to be made as a result of the Novalon Put Option, Novalon Service Level Agreement or Mithra Services Agreement;

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(iii)	maintain the trade and trade connection of the Business and do not by any action, omission, neglect or default knowingly damage or risk damage to the same;

(iv)	maintain all licences, consents and authorisations which are needed to carry on the Business and comply with all applicable laws and regulations;

(v)	maintain all accounting and other records in the ordinary and usual course;

(vi)	use all reasonable efforts to:

(A)	retain any Key Employees;

(B)	preserve the Intellectual Property and material assets of the Group; and

(C)	maintain existing commercial relationships and comply with regulatory requirements.

(b)	The Majority Sellers shall procure that and each of the other Sellers (to the extent it is able) shall make reasonable efforts to ensure that Uteron Pharma and each of its Subsidiaries shall not without the Purchaser’s prior written consent between the date of execution of this Agreement and the Closing Date:

(i)	alter its share capital or the rights attaching to any of its shares or otherwise reorganise its share capital or capitalise or repay any amount standing to any reserve, except in respect of the exercise of the Estetra Call Option (as set out in Article 9.5 below);

(ii)	save in relation to shares proposed to be issued pursuant to the Estetra Call Option, create, allot, issue, redeem, purchase, consolidate, convert or subdivide any share or loan capital or any securities convertible into shares or grant any options for the issue of any such securities;

(iii)	save in relation to the Novalon Put Option, the Estetra Call Option and the UPT Call Options, subscribe or otherwise acquire, or dispose of any shares in the capital of any company;

(iv)	acquire or dispose of the whole or part of the undertaking of it or of any other person, firm or company;

(v)	send any notice to its shareholders or pass any shareholder resolution, save in relation to this Agreement and the Estetra Call Option;

(vi)	cease to carry on its business or be wound up or enter into receivership, administrative receivership or any form of management or administration of its assets;

(vii)	permit or suffer any of its insurances to lapse or do anything which would make any such policy of insurance null or voidable, fail to notify any insurance claim in accordance with the terms of the relevant policy or settle any insurance claim below the amount claimed;

(viii)	apply or permit its Directors to apply to a court for an administration order or similar order to be made in respect of it;

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(ix)	make any change to its auditors, its bankers or the terms of the mandate given to such bankers in relation to its account(s), or change its accounting reference date;

(x)	save as set forth in the Joint Venture Options, the Novalon Services Agreement and the Mithra Services Agreement, enter into or vary any transaction or arrangement with, or for the benefit of any of its directors or shareholders or any other person who is an Affiliate thereof;

(xi)	save to the extent set out in the Transaction Documents, make any payment otherwise than on an arm’s length basis;

(xii)	enter into or give or permit or suffer to subsist any guarantee of or indemnity or contract of suretyship for or otherwise give a commitment in the nature of guarantee, indemnity or suretyship in respect of the due payment of money or the performance of any contract, engagement or obligation of any other person or body (other than the Companies);

(xiii)	grant any lease or third party right in respect of any of or any part of any of the Properties or assign or dispose or deal with any of the Properties or any part of any of them, except as set forth in the Novalon Services Agreement and in this Agreement;

(xiv)	enter into any partnership, consortium, association or joint venture;

(xv)	engage any employee on terms that either his contract cannot be terminated in accordance with a notice period customary under Belgian law or his emoluments and/or commissions or bonuses are or are likely to be at the rate of EUR40,000 per annum or more (or when such employees are taken in aggregate, are or are likely to be at the rate EUR 100,000 per annum or more) or increase the emoluments and/or commissions or bonuses of any employee to more than EUR40,000 per annum (or when such employees are increased by EUR 100,000 per annum or more) or vary the terms of employment of any employee earning (or so that after such variation he will, or is likely to earn) more than EUR40,000 per annum or dismiss any such employee or, in each case, which, when taken in aggregate would exceed EUR 100,000;

(xvi)	vary the terms of appointment or employment of any officer or any of the Employees, increase or vary the remuneration, pension rights or other benefits of any such officer or Employee;

(xvii)	create or issue any mortgage, charge or other security interest upon or over the whole or any part of its assets or uncalled capital or redeem any of the foregoing;

(xviii)	make any loan or give any credit (other than normal trade credit) or acquire any loan capital of any corporate body (wherever incorporated);

(xix)	borrow monies (other than by way of its agreed overdraft facility and intra Group borrowings), accept credit (other than normal trade credit), make payments out of or drawings on its bank accounts other than in the ordinary and usual course or repay any loan or financial facility, except for the repayment of the ING Facility and the Novalon Inter-Company Debt at Closing;

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(xx)	commence of or conduct any litigation or settle or compromise any claim or dispute (save for the collection of debts arising in the ordinary course of business);

(xxi)	incur any capital commitment exceeding in aggregate EUR 50,000 or as regards any single item EUR 5,000;

(xxii)	dispose of any asset of a capital nature with a book or market value of more than EUR 5,000;

(xxiii)	entering into, amendment or termination of any contract with an annual value of more than EUR 100,000 or which is a Key Contract, except as contemplated by the terms of the Joint Venture Options, the Colvir Options, the Mithra Services Agreement, the Novalon Services Agreement or the Novalon Termination Agreements;

(xxiv)	enter into any leasing, hire, hire purchase or other agreement for payment on deferred terms or any unusual or onerous contract or any other material or major or long-term contract;

(xxv)	sell, licence or otherwise grant any rights to a third party of any intellectual property, Know-how or confidential information used in or incorporated in any Product and owned by, held by, or licensed to any of Uteron Pharma or its Subsidiaries, or entering into manufacturing or distribution agreements for third party Product participation, beyond those that have been sold or entered into at the date of this Agreement;

(xxvi)	amend the Articles of Association, the Novalon Put Option, the Esetra Call Option, the UPT Call Options or the €10 Options, except for the amendment of the Articles of Association pursuant to the exercise of the Estetra Call Option;

(xxvii)	declare or pay any dividend or other distribution with respect to the Securities, the Subsidiary Shares or any other securities;

(xxviii)	amend or terminate any contract or commitment other than in the ordinary course of Business or as set forth under (xxiii) above;

(xxix)	make any change in its Business or do any act or thing outside the ordinary course of the Business carried on by it; and/or

(xxx)	the assumption of any undertaking obliging it to do any of the foregoing.

(c)	None of the Sellers shall at any time between the date of this Agreement and Closing:

(i)	dispose or attempt to dispose of any interest in the Securities or grant any option over, or mortgage, charge or otherwise encumber any of the Securities; or

(ii)	enter into or continue any discussions or negotiations with any persons as regards the Securities or any part thereof or the possible sale of all or part of the Business other than with any of the Sellers in order to give effect to this Agreement; or

(iii)	exercise any of its rights in any of the Investment Agreements; or

(iv)	exercise or serve a notice to exercise any Warrants or any other option to acquire any Securities or any other Group Securities, save in accordance with the Estetra Call Option and the Novalon Put Option.

(d)	Pending Closing, the Sellers shall procure that the Purchaser and its agents and representatives are given reasonable access to documents, books and records and, with the prior written consent of the Sellers’ Representatives (such consent not to be unreasonably withheld or delayed), to the Properties and all employees, directors and advisers of each of the Companies and the Sellers shall upon written and reasonable request furnish to the Purchaser and/or its agents, advisers and representatives such information regarding the Business as the Purchaser may reasonably require.

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9.2	Exercise of Warrants

In the period between signing this Agreement and the Closing Date, in the event that a Seller has served a notice on Uteron Pharma exercising his Warrants prior to the date of this Agreement, but the issue of Shares to such Seller has not occurred prior to the date of this Agreement and in order to satisfy the condition set out in Article 8.1(h), the following shall occur:

(a)	the Seller shall pay the exercise price in respect of such Warrants to Uteron Pharma in cash prior to the Closing Date;

(b)	Uteron Pharma shall issue the Shares issuable upon the exercise of such Warrant to the Seller prior to the Closing Date; and

(c)	the Seller shall sell the Shares issued to it to the Purchaser in accordance with the terms of this Agreement.

9.3	Exercise of Colvir Options

In the period between signing this Agreement and the Closing Date, the Sellers shall procure that Femalon shall use all reasoanble endeavours to enter into the Colvir Option Agreement with Universite de Liege (if not already entered into prior to the date of this Agreement) and to obtain any relevant consents to give effect to that agreement (including the consent or waiver from the Walloon Region), in each case, in a form reasonably satisfactory to the Purchaser.

9.4	Payment to François Fornieri

In the period between the date of this Agreement and Closing Date, the Sellers shall procure that Uteron Pharma shall (if not already paid) pay the sum of EUR 350,000 to François Fornieri in full and final settlement of all amounts outstanding to him under the share purchase agreement entered into on 28 April 2010 between François Fornieri and Uteron Pharma Technologies as referred to in the Disclosed Information under the number DR 22.6, file 1 - Fornieri - UPH share purch. agreement Odyssea 2010-04-28, and François Fornieri confirms that, upon receipt of such payment, no other amounts shall be outstanding in respect of such agreement and all other liabilities of the Group in respect of such agreement shall be released. If such amount is not paid, the Purchase Price shall be reduced by EUR 350,000, and the Purchaser shall procure that Uteron Pharma pay such amount as soon as reasonably practicable following Closing.

9.5	Payment of Mithra’s termination settlement

In the period between the date of this Agreement and Closing Date, the Sellers shall procure that Uteron Pharma Operations shall (if not already paid) pay the sum of EUR 500,000 to Mithra in full and final settlement of all amounts outstanding to it under the termination agreement entered into on 18 January 2013 relating to the termination of an exclusive right and licence to market and distribute Levosert 15 in Belgium and Luxembourg. If such amount is not paid, the Purchase Price shall be reduced by EUR 500,000, and the Purchaser shall procure that Uteron Pharma Operations shall pay such amount as soon as reasonably practicable following Closing.

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9.6	Issue of Shares to Pantarhei

In the period between the date of this Agreement and the Closing Date the Seller shall procure that Uteron Pharma shall acquire the securities that the Group does not own in Estetra from Pantarhei in accordance with the Estetra Call Option and shall issue the Pantarhei Securities.

9.7	Revised Securities Capital Table

Immediately prior to Closing the Sellers shall deliver to the Purchaser a version of Part 4 of Exhibit 3.1 updated to show the position as at Closing (including the definitive Distribution Ratio of each Seller and Pantarhei) together with an updated version of Appendix 1 showing any changes between the date of this Agreement and Closing (prior to the transfer of the Securities to the Purchaser) and shall, as at the Closing Date warrant that such table and such updated version of Appendix 1 are true, accurate and not misleading as at the Closing Date.

10	Closing

10.1	General provisions relating to Closing

(a)	Closing shall take place on the Closing Date, which the Sellers shall use all reasonable endeavours to ensure is a date not more than 5 Business Days after the date of this Agreement, at the offices of NautaDutilh located at Chausée de La Hulpe / Terhulpsesteenweg 120, B-1000 Brussles, Belgium (or at such other location as the Purchaser and the Sellers’ Representative may agree).

(b)	On the Closing Date:

(i)	the Sellers shall comply with the requirements of the Sellers’ obligations in Article 10.2, 10.4 and 10.5; and

(ii)	subject to the satisfaction of the Sellers of all of their obligations as set out in Article 10.1(b)(i), the Purchaser shall comply with the requirements of the Purchaser’s obligations set out in Article 10.3 and 10.6.

(c)	At Closing, the Majority Sellers shall procure that the sale under the Pantarhei Drag Right shall take effect so that the Purchaser shall acquire the legal and beneficial interests in and with full title guarantee all of the Securities free from Encumbrances in Uteron Pharma held by Pantarhei.

10.2	Transfer of the Securities

(a)	At Closing, the Sellers and the Purchaser, or their authorized representatives shall, simultaneously upon the receipt of the Initial Purchase Price into the Nominated Account, record the transfer of the Securities in Uteron Pharma’s share register and/or, as the case may be, Uteron Pharma’s warrant register.

(b)	The Sellers hereby grant an irrevocable power of attorney to the Sellers’ Representatives, each with the power to act individually and to sub-delegate his authority, for the purposes of recording and registering the transfer of the Securities on behalf of the Sellers in Uteron Pharma’s relevant security register and to take any other action and sign any other document as may be necessary, useful or required in order that such transfer be enforceable against third parties.

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10.3	Payment of the Initial Purchase Price and other sums

At Closing, subject to the Sellers having complied with the requirements of the Sellers’ obligations in Article 10.2, 10.4 and 10.5, the Purchaser shall:

(a)	make the payments required pursuant to Article 3.2 of this Agreement;

(b)	procure that Uteron Pharma pays the Estetra Fixed Purchase Price;

(c)	procure that Uteron Pharma pays the UPT Fixed Purchase Price; and

(d)	procure that Uteron Pharma or as applicable any other Subsidiary shall repay the ING Facility.

10.4	Novalon

At Closing:

(a)	the Majority Sellers shall cause Odyssea Pharma (and the other relevant Companies) and Novalon, to enter into the Novalon Services Agreement; and

(b)	the Novalon Purchasers direct the Purchaser to pay the first EUR 5 million in aggregate (being the consideration payable by them to Uteron Pharma under the Novalon Put Option, (the “Novalon Consideration”) of their respective shares of the Initial Consideration payable to them on Closing in their capacity as Sellers to Uteron Pharma in discharge of their obligations to pay their respective shares of the Novalon Purchase Price. For the avoidance of doubt, the Purchaser shall not be required to increase the amount of the Purchase Price payable by it to the Sellers by the amount of the Novalon Consideration.

10.5	Delivery of documents by the Sellers

At Closing, the Sellers shall provide or, in the case of the items in Articles 10.5(k) to 10.5(n) below, make available to the Purchaser the following documents:

Satisfaction of Conditions

(a)	A certificate executed by the Sellers’ Representatives, dated as of the Closing Date, in the agreed form, certifying that the Conditions have been satisfied; this certificate shall be accompanied by copies of any documents evidencing, amongst other things:

(i)	completion of the Estetra Call Option and transfer of the Estetra securities thereunder to Uteron Pharma and the entry into the Pantarhei Licence Agreement (and Estetra’s shareholders’ register shall have been updated to reflect the transfer of the securities);

(ii)	completion of the Novalon Put Option agreement and transfer of the securities thereunder to the Novalon Purchasers (and Novalon’s shareholders’ register shall have been updated to reflect the transfer of the securities);

(iii)	completion of the UPT Call Options and transfer of the securities thereunder to Uteron Pharma (and UPT’s shareholders’ register shall have been updated to reflect the transfer of the securities);

(iv)	the Colvir Options having been exercised in accordance with their terms and the Colvir Purchase Price having been paid;

(v)	the €10 Options having been exercised in accordance with their terms and the securities thereunder having been transferred to François Fornieri and/or Majocepi and/or Stijn Van Rompay (and Uteron Pharma’s shareholders’ register shall have been updated to reflect the transfer of the securities); and

(vi)	the Pantarheir Securities have been issued and the drag has been exercised in accordance with the Estetra Call Option.

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The Sellers hereby give a power of attorney to each of the Sellers’ Representatives, acting individually and with power of substitution, to sign in their name and on their behalf this certificate;

Statutory registers

(b)	The Companies’ share registers and warrant registers;

Documents

(c)	The following documents duly executed by the Sellers:

(i)	the Tax Deed; and

(ii)	the Pantarhei Side Letter.

(d)	The following documents executed by the Sellers’ Representatives:

(i)	the Escrow Agreement.

(e)	The following documents duly executed by and binding upon the parties thereto:

(i)	the JMF Amendment Agreement;

(ii)	the Jefferies Novation Agreement;

(iii)	the Mithra Services Agreement;

(iv)	the Novalon Termination Agreements; and

(v)	the Novalon Services Agreement.

Release of securities

(f)	A release and duly executed discharge in the agreed form from each of the Companies’ bankers and all other relevant persons of any fixed or floating charges, mortgages, debentures and guarantees to which any of the Companies is a party including the Existing Security subject to repayment of the amounts outstanding specified in such discharge to such persons. When relevant, the former creditor shall irrevocably agree to sign any document, including without being limited to the shareholders register, necessary to identify the release of the guarantee;

(g)	In relation to any security interest held by any person over the Securities or over any other shares in the capital of any of the Companies (including but not limited to the Jean-Michel Foidart Security):

(i)	a release in the agreed form given by the holder(s) of the relevant security interests; and

(ii)	in relation to any relevant floating charge, a letter of non-crystallisation in an agreed form from the holder(s) of the relevant floating charge;

Resignations and termination of consultancy agreements

(h)	A letter of resignation of each of the Directors in the agreed form;

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(i)	A letter or statement from the bankers to each of the Companies advising as to the indebtedness of the Companies or the amount standing to their credit as at the close of business on the Business Day prior to Closing and the amount required to repay such indebtedness in full, together with a certificate given by a director of the relevant member of the Group as to the cash book balances of the Companies as at Closing with statements in a form satisfactory to the Purchaser reconciling such cash book balances and the relevant cheque books with the balances on the bank accounts of the Companies as shown by such letters;

(j)	A copy of the termination agreements of each of the consultancy agreements entered into with Yima SPRL, DM Biomed Development SPRL and Alius Modi SPRL in the agreed form;

General

(k)	All cheque books relating to any accounts held by any of the Companies that are not held at the Properties;

(l)	Forms necessary to change the persons mandated to sign on behalf of the Group in respect of the Group’s bank accounts to the persons to be appointed as Directors pursuant to Article 11 below;

(m)	All lease contracts and documents relating to the Properties (including the relevant documentation relating to the office extension) save to the extent not held at the Property;

(n)	All records, correspondence, documents, files, memoranda and other papers relating to the Companies or the Business not kept at any of the Properties;

(o)	any items that were not delivered in accordance with Article 7.3.

10.6	Delivery of documents by the Purchaser

(a)	At Closing, the Purchaser shall provide the Sellers with the following documents duly executed by the Purchaser:

(i)	the Tax Deed; and

(ii)	the Escrow Agreement.

10.7	Failure to satisfy Closing obligations by the Sellers

If for any reason the provisions of Article 7.3 or Article 10.1(b)(ii), 10.2, 10.4 or 10.5 have not been fully complied with and subject to Article 7.3, the Purchaser shall not be obliged to complete the sale and purchase of the Securities and shall be entitled (in addition to and without prejudice to any other right or remedy available to it, including the right to claim damages) to elect:

(a)	to terminate this Agreement, without liability on the part of the Purchaser (save for accrued rights and liabilities of the Purchaser other than the Surviving Provisions); or

(b)	to complete the purchase of the Securities or some of the Securities (at the Purchaser’s option) in which case the Sellers shall be bound to complete the sale of all or part of the Securities accordingly and the Purchaser shall be obliged to pay only the amount of the Consideration due for those of the Securities it is acquiring; or

(c)	to defer the date for Closing (in which case the provisions of this Article 10 shall apply to Closing as so deferred); or

(d)	to proceed to Closing so far as practicable without prejudice to its rights under this Agreement, each of the Sellers then being obliged to use its reasonable endeavours to perform or procure the performance of any of the outstanding provisions of Article 10.1(b)(i) or Article 7.3 (as the case may be) on or before such date as is specified by the Purchaser.

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10.8	Failure to pay Initial Purchase Price

If for any reason the provisions of Article 10.3(a) or 10.6(a)(i) have not been fully complied with by the Purchaser after the Sellers have complied with all of their obligations in Articles 7.3 and Articles 10.1(b)(ii), 10.2, 10.4 and 10.5, the Sellers shall not be obliged to complete the sale and purchase of the Securities and the Sellers’ Representatives on behalf of the Sellers shall be entitled (in addition to and without prejudice to any other right or remedy available to it, including the right to claim damages) to elect:

(a)	to terminate this Agreement, without liability on the part of the Sellers (save for accrued rights and liabilities of the Sellers other than the Surviving Provisions); or

(b)	to defer the date for Closing (in which case the provisions of this Article 10 shall apply to Closing as so deferred); or

(c)	to proceed to Closing so far as practicable without prejudice to its rights under this Agreement.

11	Purchaser’s post-Closing covenants

11.1	Resignation and discharge of Directors and Managing Directors

(a)	On the Closing Date, immediately following Closing and the transfer of all Shares and Warrants in Uteron Pharma being registered in the name of the Purchaser, the Purchaser shall cause to hold a general meeting of Uteron Pharma’s and Subsidiaries’ shareholders to vote on the relevant resolutions for the purposes of acknowledging the resignation of each of the Directors of each Company, as applicable, and appointing a sufficient number of new directors and, other than in the case of fraud, grant discharge to each of the aforementioned persons and their respective permanent representatives for the performance of their official duties as Directors up to the Closing Date.

(b)	On the Closing Date, immediately following Closing and the transfer of all Shares and Warrants in Uteron Pharma being registered in the name of the Purchaser, the Purchaser shall cause Uteron Pharma and Subsidiaries to hold a board meeting to vote on the relevant resolutions for the purposes of acknowledging the resignation of the directors and managing directors as set out in Exhibit 11.1(b) and, other than in the case of fraud, grant discharge to each of the aforementioned persons and their respective permanent representatives for the performance of their official duties as Directors up to the Closing Date.

(c)	The Purchaser shall cause that at Uteron Pharma’s and Subsidiaries’ next ordinary general meeting of shareholders, the general meeting of shareholders shall grant unconditional discharge, other than in the case of fraud, to Uteron Pharma’s and the Subsidiaries’ Directors (and as the case may be their respective permanent representatives), who shall resign at Closing, for the performance of their official duties as directors until the Closing.

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11.2	No further transfer of the Securities

(a)	For a period of thirteen (13) calendar months following the Closing Date, the Purchaser shall not sell or otherwise transfer all or part of the Securities to a Person whose domicile, registered office, main place of business or headquarters is not located in the European Economic Area.

(b)	For a period of thirteen (13) calendar months following the Closing Date, the Purchaser shall cause Uteron Pharma:

(i)	to maintain its principal place of business in the European Economic Area;

(ii)	to remain fully operational as a company in the European Economic Area; and

(iii)	not to enter into liquidation or be wound up.

(c)	The Purchaser hereby acknowledges that the Sellers’ Losses as a result of a breach of the covenants mentioned in Article 11.2(a) and 11.2(b) may include any Tax on capital gains that may be imposed on the Sellers, including interest, penalties or other Losses suffered or incurred by the Sellers as a result of or in connection with a breach by the Purchaser of the covenants set out in Articles 11.2(a) and 11.2(b).

11.3	Production of Levosert

The Purchaser undertakes to SRIW and the Majority Sellers to procure that the relevant member of the Purchaser’s Group shall not (without the written consent of SRIW, such consent not to be unreasonably withheld or delayed), for so long as and until Levosert is being developed or commercialised by the Purchaser’s Group (or any subsequent acquirer of the Purchaser or the Business), transfer the production of Levosert outside the Walloon Region (Belgium) for a period of ten (10) years as from the Closing Date, unless the existing production facility is no longer able to produce Levosert to an acceptable standard at an acceptable cost and there is no reasonable alternative facility with the Walloon Region for such production at such standard and cost. The Purchaser shall give SRIW reasonable advance notice if it intends to transfer the production of Levosert outside the Walloon Region and undertakes to negotiate in good faith with any third parties interested in the transfer of the production facilities in Grâce-Hollogne and of the corresponding workforce, at reasonable market condition.

12	Sellers’ warranties

12.1	General principles

(a)	The warranties given by the Sellers in Exhibit 12 (the “Sellers’ Warranties”) are true, accurate and not misleading as of the date of this Agreement. Where any Sellers’ Warranty addresses a matter only as of a particular date (other than the date of this Agreement) that warranty is made only in relation to that date.

(b)	The Sellers give no warranties or representations to the Purchaser other than the Sellers’ Warranties and pursuant to Article 9.7.

12.2	Scope of the Sellers’ Warranties and Purchaser’s knowledge

(a)	The Sellers’ Warranties are qualified, and their scope limited, by matters fairly disclosed in the Disclosed Information provided that no qualification or limitation shall be possible or effective in relation to the Title and Capacity Warranties.

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(b)	The liability of the Sellers in respect of any claim under the Sellers’ Warranties shall be limited as provided in Article 14 except:

(i)	in the case of a breach of the Title and Capacity Warranties (save as provided in Articles 14.1(a), 14.1(b), 14.1(f), 14.1(g) and 14.1(i); or

(ii)	in relation to any claim which arises out of any fraud, dishonesty, wilful misstatement or wilful non-disclosure by or on behalf of the Sellers.

(c)	Nothing in this Agreement shall have the effect of excluding, limiting or restricting any liability of the Sellers in respect of a Claim arising as a result of fraud, dishonesty or wilful misstatement or wilful non-disclosure by any of the Sellers.

12.3	Repetition of the Sellers’ Warranties on the Closing Date

The Sellers’ Warranties shall be true, accurate and not misleading on Closing as if they had been repeated on that date and on the basis that all references (whether express or implied) in such Sellers’ Warranties to the “date of this Agreement” or in any of the definitions in Article 1 used in such Sellers’ Warranties (except in the definition of the “Disclosure Letter”) shall be deemed to be substituted with references to the “Closing Date” (save those representations and warranties that address matters only as of a particular date other than the date of this Agreement or those Sellers’ Warranties that specifically state that they are only given on the date of this Agreement, which shall be true and correct as of that specified date.

12.4	General provisions relating to the Sellers’ Warranties

(a)	Each Sellers’ Warranty is a separate and independent warranty and, save as otherwise expressly provided, no Sellers’ Warranty shall be limited by reference to any other Warranty or by the other terms of this Agreement, the Disclosed Information or the Tax Deed.

(b)	The rights and remedies of the Purchaser in respect of any breach of the Sellers’ Warranties shall not be affected by Closing, subject to Article 12.4(c), by any investigation made by or on behalf of the Purchaser into the affairs of the Group, or by any other event or matter whatsoever which otherwise might have affected such rights and remedies except as provided for in this Agreement or the Tax Deed or otherwise by a specific and duly authorised written waiver or release. No information relating to Uteron Pharma or to any of the Subsidiaries or of which the Purchaser has, subject to Article 12.4(c), knowledge (actual, imputed or constructive) other than by reason of its being disclosed in accordance with Article 12.2(a) shall prejudice any Claim which the Purchaser shall be entitled to bring or shall operate to reduce any amount recoverable by the Purchaser under this Agreement.

(c)	The Purchaser confirms that as at the date of this Agreement it is not aware of a fact, matter or circumstance which it is aware gives rise to a Warranty Claim (excluding a claim relating to the Title and Capacity Warranties). For the purposes of this Agreement awareness of the Purchaser shall be limited to the actual awareness (and not inputed or constructive awareness) of G. Frederick Wilkinson, Denelle Waynick and Siguard Kirk as at the date of this Agreement.

(d)	Any information supplied by the Companies, their officers, employees or agents to the Sellers, their agents, representatives or advisers in connection with, or to form the basis of, the Sellers’ Warranties or the Tax Deed or any matter covered in the Disclosed Information, or for any other reason, shall be deemed not to include or have included a representation, warranty or guarantee of its accuracy to the Sellers and shall not constitute a defence to the Sellers to any Claim made by the Purchaser.

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(e)	Where any Sellers’ Warranty is qualified by the expression “so far as the Sellers are aware” or “to the best of the knowledge, information and belief of the Sellers” or words having similar effect, such Sellers’ Warranty shall be deemed to include a statement that such awareness means both the actual knowledge of the Majority Sellers having made due and reasonable enquiry of each other and also such knowledge they would have had had they made due and reasonable enquiry of Steven Peters (in respect of the Sellers’ Warranties in paragraphs 11 (Annual Accounts), 12 (Management Accounts), 17 (Debts), 18 (Bank accounts, borrowings and lendings)) and Christine Riozze (in respect of the Sellers’ Warranties in paragraphs 19 (Employees and Consultants) and 20 (Pensions) of Exhibit 12).***

(f)	For the purposes of the Sellers’ Warranties and the definition of Key Contracts only, where the term “material” is used in the Sellers’ Warranties or the definition of Key Contracts “material” shall mean a fact, matter or circumstance (or a combination of such) representing (a) a value in excess of EUR 100,000, (b) material in the context of any Company or the Group as a whole or (c) material in the context of any Product.

(g)	In determining damages for any breach of the Sellers’ Warranties or any other provision of this Agreement, the Purchaser shall not be required to cause any of the Companies to be wound up or to rely on the limited liability of any company in mitigation of its loss, but shall be deemed for this purpose to be under a duty to maintain each of the Companies as a going concern and to make good any deficiency in its assets.

(h)	The Sellers shall not, and hereby irrevocably waive, any right to (if a claim is made against any of them in connection with the sale of Securities to the Purchaser) make any claim against any of the Companies, or against any director, employee, agent or officer of any of the Companies on whom any of the Sellers may have relied before agreeing to the terms of this Agreement or the Tax Deed or authorising any statement in the Disclosure Letter. The Sellers acknowledge that they have no rights to make such a claim.

13	Purchaser’s and Purchaser’s Guarantor’s Warranties

The warranties given by the Purchaser and the Purchaser Guarantor in Exhibit 13 are true, accurate and not misleading as of the date of this Agreement.

14	Compensation by the Sellers

14.1	General principles

(a)	Without prejudice to the Purchaser’s other rights to claim for breach under this Agreement, the Sellers shall indemnify and hold the Purchaser harmless for any Loss suffered or incurred by the Purchaser as a result of any of the Title and Capacity Warranties being untrue, incorrect or misleading.

(b)	The Purchaser shall not be entitled to recover from the Sellers more than once for the same damage suffered.

(c)	The Purchaser shall comply with its common law duty to mitigate any loss or liability which is the subject of a Warranty Claim.

(d)	Any amount paid by the Sellers to the Purchaser under this Agreement shall be treated as a reduction of the Purchase Price to the extent permitted by law (up to a maximum amount of the Purchase Price).

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(e)	References in this Article 14 to “Sellers” shall be deemed to refer also to Civil Company members.

(f)	The Sellers shall be jointly and severally liable for all Claims up to the amount standing to the credit at a relevant time of the Escrow Account and in respect of any Offset Amounts. Any payments released to the Purchaser from the Escrow Account or by way of set-off of an Offset Amount in satisfaction of a Claim shall be borne by each Seller in the same proportion as the Seller’s proportionate interest of the Initial Purchase Price.

(g)	Without prejudice to its rights to bring or recover in full any Warranty Claim, the Purchaser agrees that if it becomes actually aware of a matter or circumstances that in its reasonable opinion it believes will give rise to a Warranty Claim that will be recoverable under this Agreement and in respect of which it reasonably expects to make such a Warranty Claim, it will notify the Sellers’ Representatives as soon as reasonably practicable.

(h)	In respect of Claims that are not capable of satisfaction from the Escrow Account or by way of deduction from a Milestone Payment, the Majority Sellers shall be:

(i)	severally liable for Claims arising out of the Sellers’ Warranties in paragraphs 1.2 and 1.3 of Exhibit 12 where the Seller is a natural person and, where the Seller is a corporate body, paragraphs 1.1, 1.2 and 1.3 of Exhibit 12; and

(ii)	jointly and severally liable for all other Claims (up to a maximum amount calculated in accordance with Article 14.3(b)(i)(B).

(i)	The Sellers, other than the Majority Sellers, shall be severally and proportionately (in the Distribution Ratio) liable for all Claims that are not capable of satisfaction from the Escrow Account or by way of deduction from a Milestone Payment (up to a maximum amount calculated in accordance with Article 14.3(b)(i)(B)).

14.2	Provisions, changes in legislation

(a)	Without prejudice to Article 12, the Sellers shall have no obligation to pay any Compensation to the Purchaser in respect of any Warranty Claim if and to the extent that:

(i)	the subject matter of the relevant Warranty Claim results from an amendment to applicable laws or regulations that enter into effect after the date of this Agreement, regardless of whether the change has retroactive effect or a new interpretation of an existing law by an Authority or a change to an Authority’s method of applying or calculating Tax in a decision generally and formally published after the date of this Agreement; and/or

(ii)	the subject matter of the relevant Warranty Claim would not have arisen had it not been for a voluntary act or omission on the Purchaser’s Group’s (other than as instigated by any of the Sellers or their Affiliates) part after Closing which could reasonably have been avoided and which the Purchaser (or relevant member of the Purchaser’s Group) could reasonably be expected to be aware would give rise to a Warranty Claim. This limitation on the Sellers’ liability shall not apply for any disclosures that the Purchaser is required to make to any tax authorities or any other Authorities.

(b)	No Warranty Claim shall be due or payable by the Sellers if the Warranty Claim is based upon a liability which is contingent only unless and until the contingent liability becomes

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actual or due and payable. This is without prejudice to the right of the Purchaser to give notice of the Warranty Claim in accordance with Article 14.3(a) and to issue and serve proceedings in respect of it whilst it remains contingent. For the avoidance of doubt, the fact that the liability may not have become actual or due and payable by the relevant date provided in Article 14.3(a) shall not exonerate the Sellers in respect of any applicable claim properly notified before that date.

(c)	For the avoidance of doubt, the Purchaser shall not be prevented from bringing, or recovering in full a Warranty Claim by virtue of any action any of the Companies carries out in the ordinary course of business of the Business, to comply with law, to protect the legitimate business interests of the Group or to comply with any obligations incurred by the Purchaser under this Agreement or by any Company under any contract entered into on or prior to Closing.

14.3	Limitations on the Sellers’ liability

(a)	Limitations in time

Subject to Article 14.3(b)(v), no Warranty Claim may be made against the Sellers unless a Notice of Claim is served on the Sellers giving reasonable details of the Claim:

(i)	in the case of a Tax Claim, no later than the date which is the seventh anniversary of the Closing Date; and

(ii)	in the case of any other Warranty Claim, no later than the date which is 24 calendar months after the Closing Date.

(b)	Limitations on the amount of Compensation

(i)	Maximum Compensation

(A)	Subject to Articles 14.3(b)(i)(B) and 14.3(b)(v), the Sellers’ total liability for all Claims (other than in respect of the Title and Capacity Warranties) shall not exceed USD 100,000,000 (one hundred million United States Dollars);

(B)	Subject to Article 14.3(b)(v), each Sellers’ total liability for Claims (including Title and Capacity Warranties but excluding any breaches of their obligations in Articles 18 (Non-Compete Obligations) and 21 (Confidentiality and Announcements) shall not exceed the aggregate amounts of the Purchase Price actually received by that Seller.

(ii)	Maximum Compensation per Product range

In respect of any Warranty Claims under the Intellectual Property Warranties relating to:

(A)	Diafert, Estelle or Levosert the Sellers’ total liability shall not exceed an amount equal to the aggregate of USD 125,000,000 (one hundred and twenty five million United States Dollars) and the Deferred Consideration payable in respect of Diafert, Estelle and Levosert or that would have been payable but for the deduction of any Offset Amount in respect of such liability; and

(B)

Colvir, Vaginate or Alyssa, the Sellers’ total liability shall not exceed an amount equal to the aggregate of USD 25,000,000 (twenty five million United States Dollars) and the Deferred Consideration payable

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in respect of Colvir, Vaginate and Alyssa or that would have been payable but for the deduction of any Offset Amount in respect of such liability.

(iii)	Aggregate threshold

The Purchaser shall not be entitled to any Compensation for a Warranty Claim unless the aggregate amount of Compensation resulting from one or more Sellers’ breaches that meet the threshold set out under Article 14.3(b)(iv) exceeds USD 1,000,000 (one million United States Dollars), in which case the Sellers shall be liable for the whole amount and not merely the excess.

(iv)	Individual threshold

The Purchaser shall not be entitled to any Compensation for a Warranty Claim unless the amount of Compensation resulting from the breach exceeds USD 100,000 (one hundred thousand United States Dollars). For these purposes, a number of Warranty Claims arising out of the same subject matter, facts, events or circumstances shall be aggregated and form a single Warranty Claim.

(v)	Claims after time limit or above maximum liability

(A)	Subject to Article 14.3(b)(vi), if a Warranty Claim relating to the Title and Capacity Warranties or to Intellectual Property (whether or not under the Intellectual Property Warranties), a Tax Claim or an Indemnity Claim is made in circumstances where a Milestone Payment is due for payment and, but for the operation of this Article or Article 17.8(c), such Claim would not be payable due to the time periods in Article 14.3(a) or Article 17.8(c) having expired or the maximum liability of the Sellers in Article 14.3(b)(i) or Article 17.3(b)(ii) having been exceeded, then the Purchaser shall be entitled to make such Claim providing that the only recourse in respect of such a Claim is the set-off of an Offset Amount against the Milestone Payment in accordance with the provisions of Article 15.

(B)	To the extent that any Claim is finally determined and Compensation is due to the Purchaser, but such Claim is at any time not satisfied in full, the Purchaser may set off any unsatisfied amounts against any future Milestone Payment as an Offset Amount and the provisions of Article 15 shall apply mutatis mutandis.

(vi)	Time Limits in respect of Offset Amounts

No Claim other than a Tax Claim may be brought against the Sellers under Article 14.3(b)(v) unless a Notice of Claim is served on the Sellers giving reasonable details of the Claim before the date which is the sixth anniversary of the Closing Date. No Tax Claim may be brought against the Sellers under Article 14.3(b)(v) unless a Notice of Claim is served on the Sellers giving reasonable details of the Claim before the date which is the seventh anniversary of the Closing Date.

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14.4	Third Party Claims

(a)	Subject to Article 14.4(b) and 14.4(c), the Purchaser shall:

(i)	promptly notify the Sellers’ Representatives in writing if it becomes aware of any claim or potential claim from a third party which might result in the Purchaser bringing a Warranty Claim against the Sellers (other than a Claim under the Tax Warranties) (in this Article, a “Third Party Claim”);

(ii)	without prejudice to the Purchaser’s right in respect of such Third Party Claims keep the Sellers’ Representatives reasonably promptly and reasonably informed of the progress of any Third Party Claim; and

(iii)	reasonably consult with Sellers’ Representatives with respect to the handling of any Third Party Claims and consider (with no obligation to comply with) any reasonable requests made by the Sellers’ Representatives in relation to the Third Party Claim.

(b)	Subject to Article 14.4(c), if a Third Party Claim does not relate to the Business, relates to a Grant, to the Intellectual Property developed under a collaboration agreement or equivalent with a university, or relates to an Indemnity or to an agreement, arrangement or other relationship with an Affiliate of any of the Sellers, then the Purchaser shall consult with the Sellers’ Representatives and shall be obliged to consider such actions as the Sellers’ Representatives shall reasonably request including settling or compromising such claim and instituting proceedings, on the basis that such request is made within 10 Business Days of the commencement of the relevant consultation.

(c)	Neither the Purchaser nor any of the Companies shall be under any obligation to take any action in relation to a Third Party Claim if, such action is reasonably likely to prejudice the business interests or reputation of the business of any of the Purchaser’s Group.

14.5	Recovery from third parties

(a)	If the Purchaser or any of the Companies recovers (whether by payment, discount, credit, relief or otherwise) from a third party an amount which relates to a Warranty Claim or an Indemnity Claim, any actual recovery (less any reasonable costs incurred in obtaining such recovery and less any Taxation attributable to the recovery after taking account of any tax relief available in respect of any matter giving rise to the Claim) shall to that extent reduce or satisfy, as the case may be, such Claim.

(b)	If the Sellers pay an amount in respect of a Warranty Claim or an Indemnity Claim and the Purchaser or any of the Group Companies subsequently recovers (whether by payment, discount, credit, relief or otherwise) from a third party an amount which relates to the relevant claim, the Purchaser shall procure that the relevant member of the Group shall pay to the Sellers an amount equal to the lesser of:

(i)	the amount recovered from the third party less any reasonable costs and expenses incurred in obtaining such recovery and less any Taxation attributable to the recovery; and

(ii)	the amount previously paid by the Sellers to the Purchaser.

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14.6	Commencement of proceedings following a Notice of Claim

The liability of the Sellers in respect of Warranty Claims shall cease unless within 12 calendar months of the service of the Notice of Claim, the Purchaser shall have commenced proceedings in respect of such Warranty Claim (unless it has been withdrawn), providing that if such Claim relates to a contingent liability such twelve calendar month period shall commence when such liability ceases to be contingent and becomes an actual liability.

15	Set-off against Deferred Consideration

15.1	In the event that a Claim is finally determined in favour of the Purchaser for which such Purchaser is entitled to Compensation under this Agreement the Purchaser shall settle such Compensation as follows:

(a)	where there are funds standing to the credit of the Escrow Account, the Purchaser shall at its sole discretion and without prejudice be entitled to: (i) settle the Claim from the Escrow Account (or the balance thereof following the operation of the subsequent (ii)) in accordance with the provisions of Article 6, or (ii) deduct the amount of the Compensation in respect of the Claim (or the balance thereof following the operation of the foregoing (i)) from a Milestone Payment, before recovering the balance (if any) of such Compensation in respect of the Claim from the Sellers directly in cash;

(b)	where at the time when such compensation has fallen due a Milestone Payment is due for payment and no funds are standing to the credit of the Escrow Account, the Purchaser shall deduct the amount of the compensation in respect of the Claim or the balance thereof from a Milestone Payment before recovering the balance of such Compensation in respect of the Claim from the Sellers directly in cash; and

(c)	where at the time such Compensation has fallen due no funds are standing to the credit of the Escrow Account and no Milestone Payment is due for payment or such funds standing to the credit of the Escrow Account and/or the amount of the Milestone Payment that is due for payment are not sufficient to settle the Compensation in respect of the Claim, the Purchaser shall be entitled to elect, at its sole discretion and without prejudice to its rights to recover such Compensation in respect of the Claim from the Sellers directly in cash or first recover such Compensation in respect of the Claim from any future Milestone Payment when and as the Milestone Payment becomes due (converted into U.S. dollars at the Conversion Rate, if necessary) before recovering the balance of such Compensation in respect of the Claim from the Sellers directly in cash.

Any deduction from a Milestone Payment made under this Article 15.1 shall be referred to as an “Offset Amount” and, together, as the “Offset Amounts”).

15.2	Following settlement of all Claims outstanding (if any) at the date the Milestone Payment was due and payable, the Offset Amounts shall be deducted from the amount of the unpaid Milestone Payment in accordance with Article 15.1 and the Purchaser shall pay the balance (if any) to the Nominated Account for distribution to the Sellers in accordance with Article 5.

15.3	If a Notice of Claim has been given by the Purchaser to the Sellers’ Representatives prior to the payment of a Milestone Payment and at the time the Milestone Payment is due, such Claim has not been finally determined, the Purchaser shall:

(a)	deposit the amount by which the Purchaser’s Estimate exceeds the amount standing to the balance of the Escrow Account into the Escrow Account; and

(b)	pay the balance of the Milestone Payment (if any) to the Nominated Account in accordance with Article 5.9.

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15.4	The Sellers’ Representatives may, providing that proceedings in court in respect of such Claim are not on-going and no previous Sellers’ Notice has been served (whether under this Article 15.4 or under Article 6.7), within 20 Business Days of the Purchaser’s Estimate being deposited in the Escrow Account elect to serve in writing on the Purchaser a notice (the “Sellers’ Notice”) to refer the Claim to Counsel who shall consider the merits of the Claim in accordance with Article 16.

15.5	The provisions of Article 6.1 shall apply to any amounts paid into and standing to the credit of the Escrow Account pursuant to Article 15.

15.6	Any deductions made under this Article 15 shall be borne by each Seller in the same proportion as such Selling Shareholder’s proportionate interest of the subject Milestone Payment.

16	Referral of Claims to Counsel

16.1	In respect of the first Sellers’ Notice served by the Sellers’ Representatives (if any) served in accordance with Article 6.7 or Article 15.4:

(a)	Counsel shall be jointly instructed by the Sellers’ Counsel and the Purchaser’s Solicitors to determine within 20 Business Days of his nomination whether or not in his opinion the Claim would on the balance of probabilities be successfully determined in the Purchasers’ favour and, if so, the Purchaser’s Estimate in respect of the Claim is a reasonable estimate of the likely quantum of such Claim and the Purchaser and the Sellers’ Representatives will provide Counsel with security for costs of Counsel on a 50/50 basis if required by Counsel to accept the appointment; and

(b)	the Purchaser shall provide Counsel with all relevant information about such Claim in the possession of the Purchaser, the Purchaser’s Group or a Company together with all other information in the possession of the Purchaser, the Purchaser’s Group or a Company which Counsel may reasonably request for the purpose of making his determination (but which shall not be disclosed to the Sellers or the Sellers’ advisers).

For the avoidance of doubt, the Sellers’ Representatives may only elect to refer Claims to Counsel once and if they serve (or attempt to serve) more than one Sellers’ Notice, Counsel shall be instructed in respect of the Claim referred to in the first Sellers’ Notice only.

16.2	If Counsel determines that:

(a)	the Claim would on the balance of probabilities be successfully determined in favour of the Purchaser and the Purchaser’s Estimate in respect of the Claim is a reasonable estimate of the likely quantum of such Claim, then the Purchaser’s estimate shall remain in the Escrow Account and shall be dealt with in accordance with Articles 6.3 and 6.4 as appropriate and Counsel’s fees shall be borne by the Sellers; or

(b)	the Claim would on the balance of probabilities be successfully determined in favour of the Purchaser, but the Purchaser’s Estimate is greater than Counsel’s reasonable estimate of the likely quantum of such Claim (the “Counsel’s Estimate”), the Counsel’s Estimate shall remain in the Escrow Account and be dealt with in accordance with Articles 6.3 and 6.4 as appropriate and the Purchaser and the Sellers’ Representatives shall as soon as practical and in any case no later than five Business Days instruct the Escrow Agents to pay the difference between the Purchaser’s Estimate and the Counsel’s Estimate to the Nominated Account and Counsel’s fees shall be borne by the Sellers and the Purchaser in the respective proportions which Counsel’s Estimate bears to the Purchaser’s Estimate; or

(c)	the Claim would not on the balance of probabilities be successfully determined in favour of the Purchaser, the Purchaser and the Sellers’ Representatives shall as soon as practical and in any case no later than five Business Days instruct the Escrow Agents to pay an amount equal to the Purchaser’s Estimate to the Nominated Account and Counsel’s fees shall be borne by the Purchaser.

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16.3	Counsel shall act as expert and not as arbitrator and his decision as to whether or not (a) the relevant Claim would or would not on the balance of probabilities be successfully determined in favour of the Purchaser, and (b) whether the Purchaser’s Estimate is a reasonable estimate of the likely quantum of such Claim, shall (in absence of manifest error) be final and binding on the Purchaser.

16.4	Any determination by Counsel under this Article 16 shall not affect the Purchaser’s right to bring a claim against the Sellers (or relevant Seller(s)) and the determination by Counsel under this Article shall be considered privileged and not admissible in evidence.

17	Indemnities

17.1	Failure to acquire all securities in the Group

Without prejudice to the Purchaser’s other rights under this Agreement, the Sellers shall indemnify the Purchaser on demand and hold the Purchaser harmless against the amount of all Losses incurred or suffered by the Purchaser and/or any member of the Purchaser’s Group and/or any of the Companies arising from:

(a)	any failure by the Purchaser to acquire all Securities issued and issuable by Uteron Pharma representing 100% of the share capital of Uteron Pharma on a fully diluted basis free from all Encumbrances and the failure by each of the Subsidiaries to be wholly owned by another member of the Group free from Encumbrances, including in respect of the transfer of Securities to the Civil Company and the sale by the Civil Company of the Securities;

(b)	any claim made against the Purchaser and/or any member of the Purchaser’s Group by any of the Sellers, the Civil Company Members, or any other person who held securities in the Group prior to Closing as a result of any minority prejudice or similar actions or any actions due to deliberate or reckless non-disclosure of material information or the bad faith actions of any of the other Sellers or any of the Companies;

(c)	any claims made against the Purchaser and/or any member of the Purchaser’s Group by any of the Civil Company Members, any €10 Security Holder or Saffelberg that any amount is owing by any of the Companies to such person or a Company otherwise has liability to such person in respect of any securities in any Company held by them or under any investment or joint venture agreement; and/or

(d)	any claim against a Company made by any advisor who was engaged by a Company prior to the date of this Agreement under any indemnity in favour of such advisor from any Company in respect of losses incurred by such advisor as a result of its engagement by any Company and/or any of the Sellers, including in each case (without limitation) the amount of all Losses arising from or in connection with the settlement of any claim or the enforcement of any settlement or judgment given in relation to such matter or in relation to the enforcement of this Article 17.

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17.2	Novalon

Without prejudice to the Purchaser’s other rights under this Agreement, the Sellers shall indemnify the Purchaser on demand and hold the Purchaser harmless against the amount of all Losses incurred or suffered by the Purchaser and/or any member of the Purchaser’s Group and/or any of the Companies arising from:

(a)	the entry by Uteron Pharma into the Novalon Put Option;

(b)	the failure of the Novalon Termination Agreements to terminate all arrangements between Uteron Pharma and Novalon other than the Novalon Services Agreement or the agreement to be entered into pursuant thereto;

(c)	the exercise of the Novalon Put Option, including (without limitation) any additional costs and fees incurred by the Purchaser or any of the Companies in disposing of Novalon; and/or

(d)	the Novalon Liabilities,

including in each case (without limitation) the amount of all Losses arising from or in connection with the settlement of any claim or the enforcement of any settlement or judgment given in relation to such matters or in relation to the enforcement of this Article 17.2. The Purchaser acknowledges that the Novalon Put Option, Novalon Termination Agreements and Novalon Service Level Agreement are in agreed form and therefore will have no claim under this Article relation solely to the terms and conditions of the aforementioned agreements and the payment of the Novalon Intercompany Debt.

17.3	Uteron Pharma Technologies

Without prejudice to the Purchaser’s other rights under this Agreement, the Sellers shall indemnify the Purchaser on demand and hold the Purchaser harmless against the amount of all Losses incurred or suffered by the Purchaser and/or any member of the Purchaser’s Group and/or any of the Companies arising from:

(a)	the entry by Uteron Pharma into the UPT Call Options;

(b)	the exercise of the UPT Call Options, including (without limitation) any additional costs and fees incurred by the Purchaser or any of the Companies in acquiring Uteron Pharma Technologies and the amount of all Losses arising from or in connection with any warranties or indemnities given by any of the Companies pursuant to the UPT Call Options; it being understood that the Purchaser shall cause Uteron Pharma to sell at least on share to another Company within 12 calendar months to avoid joint and several liability under Belgian law between Uteron Pharma and Uteron Pharma Technologies; and/or

(c)	any failure by Uteron Pharma to acquire all of the issued securities of Uteron Pharma Technologies on or prior to the Closing Date (including Losses incurred in respect acquiring any securities issued by Uteron Pharma Technologies which are not owned by any member of the Group upon Closing), excluding the UPT Fixed Purchase Price and the UPT Deferred Purchase Price and including in each case (without limitation) the amount of all Losses arising from or in connection with the settlement of any claim or the enforcement of any settlement or judgment given in relation to such matters or in relation to the enforcement of this Article 17.3. The Purchaser acknowledges that the UPT Call Options are in agreed form and therefore will have no claim under this Article relation solely to the terms and conditions of the aforementioned agreements.

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17.4	Estetra

(a)	Without prejudice to the Purchaser’s other rights under this Agreement, the Sellers shall indemnify the Purchaser on demand and hold the Purchaser harmless against the amount of all Losses incurred or suffered by the Purchaser and/or any member of the Purchaser’s Group and/or any of the Companies arising directly or indirectly from:

(i)	the entry by Uteron Pharma into the Estetra Call Option;

(ii)	the exercise of the Estetra Call Option, including (without limitation) any additional costs and fees incurred by the Purchaser or any of the Companies in acquiring Estetra and the amount of all Losses arising from or in connection with any warranties or indemnities given by any of the Companies pursuant to the Estetra Call Option and any other payments made by the any of the Companies to Pantarhei under the Estetra Call Option (including without limitation, in respect of the provisions of section 6 of the Estetra Call Option (anti-embarrassment) (it being understood that the Purchaser shall cause Uteron Pharma to sell at least one share to another Company within 12 calendar months to avoid joint and several liability under Belgian law between Uteron Pharma and Estetra); and/or

(iii)	any claim by Pantarhei in respect of the exercise of the Pantarhei Drag Right; and/or

(iv)	any failure by Uteron Pharma to acquire all of the issued securities of Estetra on or prior to the Closing Date (including Losses incurred in respect acquiring any securities issued by Estetra which are not owned by any member of the Group upon Closing), excluding the Estetra Deferred Purchase Price and the Estetra Fixed Purchase Price and including in each case (without limitation) the amount of all Losses arising from or in connection with the settlement of any claim or the enforcement of any settlement or judgment given in relation to such matters or in relation to the enforcement of this Article 17.4.

(b)	Notwithstanding Closing, the Sellers’ Representatives shall be entitled to negotiate with Pantarhei to seek to resolve any claim or threatened claim by Pantarhei against any member of the Purchaser’s Group provided that:

(i)	the Sellers’ Representatives shall keep the Purchaser fully informed of the status and progress of such negotations;

(ii)	the costs of such negotiation shall be for the account of the Sellers’ Representatives;

(iii)	the Sellers’ Representatives shall not be authorised to issue proceedings on behalf of or bind any member of the Purchaser or the Purchaser’s Group; and

(iv)	the settlement of any such claim shall require the Purchaser’s express consent,

provided that the Sellers’ Representatives shall indemnify the Purchaser on demand and hold the Purchaser harmless against additional Losses incurred by the Purchaser (including Losses caused due to any consequential claims made by Pantarhei or Donesta in respect of the Pantarhei Licence Agreement). If Pantarhei or Donesta commence proceedings in respect of any matter which the Purchaser could bring an Indemnity Claim under this Article, then the Purchaser shall consult with the Sellers’ Representative in relation to such proceedings. Notwithstanding anything in this Article 17.4(b), the Purchaser shall make all decisions in respect of such proceedings.

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(c)	For a period of 12 calendar months after the Closing Date the Sellers’ Representatives shall use Commercially Reasonable Efforts to assist the Purchaser in purchasing all of Pantarhei’s Intellectual Property and Know-how regarding Estetrol.

(d)	To the extent that any payment is required or agreed to be made by any Company to a third party (whether because the matter is finally determined or agreed in writing) in respect of a matter for or agreed which the Purchaser is entitled to be indemnified pursuant to this Article 17.4 and there is money standing to the credit of the Escrow Account, then (without prejudice to any other Indemnity Claim for any other Losses which the Purchaser is entitled to bring under this Article 17.4) the Purchaser and the Sellers’ Representative shall instruct the Escrow Agents to instruct the Bank to payout of the Escrow Account such amount that is required to be paid by the Company directly to that third party (or if lower, the amount oustanding to the credit of the Escrow Account, in which case the balance shall be recoverable from the Sellers, subject to the relevant terms of this Agreement).

17.5	Deferred Transaction Costs

Without prejudice to the Purchaser’s other rights under this Agreement, the Sellers shall indemnify the Purchaser on demand and hold the Purchaser harmless against the amount of all Losses incurred or suffered by the Purchaser and/or any member of the Purchaser’s Group and/or any of the Companies arising from any Deferred Transaction Costs. The Purchaser is entitled (without prejudice to any other Indemnity Claims for any other Losses that the Purchaser is entitled to bring under this Article 17.5) to require the Sellers to pay any such amounts directly to the relevant advisor instead of paying such amounts to the advisor and thereafter recovering such amounts by way of an Indemnity Claim from the Sellers by way of set-off against the Escrow Account a Milestone Payment or recovering directly from the Sellers.

17.6	Government grants

Without prejudice to the Purchaser’s other rights under this Agreement, the Sellers shall indemnify the Purchaser on demand and hold the Purchaser harmless against the amount of all Losses incurred or suffered by the Purchaser and/or any of the Companies arising due to a relevant governmental department or agency or any local or other authority demanding repayment or refund after the Closing Date of Grants applied for or received by any of the Companies prior to the Closing Date and/or received within 60 days of the Closing Date, other than in circumstances where: (i) the repayment or refund was caused by a voluntary act after Closing on the Purchaser’s Group or any of the Companies part (excluding any act required by law and/or any voluntary act that the Purchaser was not aware may give rise to a demand for repayment or refund) or, (ii) the repayment or refund has been taken into account in the Net Debt calculations pursuant to Article 4.

17.7	Rights of employees and workers

If the Purchaser, any member of the Purchaser’s Group, any (Sub)Licencee or Distributor suffers or otherwise incurs any losses, costs and expenses as a result of the development or commercialisation of a Product infringing the rights of any current or former employee or worker, the Purchaser shall at its own election be entitled to: (i) set off any such losses, costs and expenses against any Milestone Payment to be made in respect of the relevant Product; or (ii) require the Sellers to reimburse in full the Purchaser on demand in respect of such losses, costs and expenses.

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17.8	General

(a)	The Parties agree, without prejudice to their liability towards the Purchaser in respect of a claim under Article 17, that any liability for a claim under this Article 17 shall to the extent possible be treated as a reduction in the Purchase Price.

(b)	The Parties agree that, save for Articles 14.1(b), 14.1(f), 14.1(g), 14.1(i), 14.3(b)(i) 14.3(b)(v) and 14.5, Article 14 shall not apply to Indemnity Claims.

(c)	No Indemnity Claim may be made against the Sellers unless a Notice of Claim is served on the Sellers giving reasonable details of the claim no later than the date which is 24 calendar months after the Closing Date.

(d)	The provisions of this Article 17.8 shall not apply if an Indemnity Claim arises as a result of fraud, dishonesty or wilful misstatement or wilful non-disclosure by any of the Sellers.

18	Non-Compete obligations

18.1	General principles

Stijn Van Rompay, Jean-Michel Foidart, François Fornieri shall not (and shall cause his Affiliates, other than the Companies, not to), without the Purchaser’s prior written consent, for a period of two (2) years from the Closing Date, in the members states of the European Union, the United States of America, Canada and Latin America:

(a)	be a partner, director or agent in, of or to or otherwise be concerned in or carry it on as principal or agent or be an employee of any business that develops or produces:

(i)	hormonal intra-uterine devices;

(ii)	oocyte or embryo selection kits;

(iii)	any estetrol based products;

(iv)	medicinal products to treat vaginal infections with an antibiotic and one or more bio-film dissolving agents; and/or

(v)	treatments of the cervical intraepithelial neoplasias (CINs) caused by the Human Papilloma Virus infection,

(the “Restricted Business”);

(b)	save for the sale and purchase of Novalon in accordance with the terms of the Novalon Put Option or Pantarhei or an Affiliate of Pantarhei in accordance with the terms of the Pantarhei Side Letter, purchase (together or separately) securities in or otherwise be concerned in any business that is currently an Affiliate of any of the Companies or any business that is otherwise connected to the Intellectual Property used in the Business including Pantarhei and its Affiliates or obtain any interests in any Intellectual Property used in the Business including from the Walloon Region if any such rights are transferred to the Walloon Region under the terms of the Grant;

(c)	have any dealings with, canvass, solicit or approach or cause to be canvassed, solicited or approached (in relation to a business which competes with all or part of the Business) or interfere with, seek to interfere with or take such steps as may interfere with or adversely affect any Companies relationship with any person with whom the relevant member of the Group has developed any of the Products, government body, client, customer, supplier, distributor or agent of or to any of the Group Companies;

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(d)	offer employment to or employ or offer to conclude any contract of services with any Key Employee or Key Worker or procure or facilitate the making of such an offer by any person, firm or company or entice or endeavour to entice any Key Employee or Key Worker to terminate their employment or contract for services with any of the Group Companies; or

(e)	save in the case of his on-going employment or consultancy with the Companies (if any) hold himself out as being interested in or in any way connected (other than as a matter of historic fact) with the Group Companies or any of them or permit any person to hold out any Seller or its Connected Persons as being so interested.

18.2	Exception to the non-compete obligation

For the sake of clarity and without prejudice to Stijn Van Rompay’s, Jean-Michel Foidart’s and François Fornieri’s (and their Affiliates, other than the Companies) right to engage in any business other than the Restricted Business, they shall not be deemed in violation of Article 18.1:

(a)	if it acquires directly or indirectly less than 3% (three per cent) of the outstanding shares of any company whose shares are listed on a regulated or organised stock exchange and he is not employed in a management role by or engaged as a consultant to such company; and

(b)	in relation to the holding of shares in Novalon, Mithra (and any of their Affiliates) and the operation of their respective businesses at the Closing Date, provided that Novalon, Mithra (and the relevant Affiliates) do not undertake any Restricted Business which is not provided for in the Novalon Services Agreement or the Mithra Services Agreement;

(c)	in the case of Stijn Van Rompay, his engagement with Alter Pharma and its Affiliates provided that Alter Pharma (and the relevant Affiliates) do not undertake any Restricted Business; and

(d)	in the case of Jean-Michel Foidart, (i) his activities as a key opinion maker and member of scientific advice committees provided that such scientific advice committees do not undertake any of the Restricted Business, or (ii) his scientific and/or commercial research activities in the medical and pharmaceutical sector, including in the female healthcare sector, provided that such activities do not fall within the scope of Restricted Business.

18.3	General

(a)	Each Party acknowledges that each of the restrictions in this Article 18 is no more extensive than is reasonable and necessary to protect the interests of the Purchaser as the buyer of the Securities. Each of the restrictions in this Article 18 shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of those restrictions is void or unenforceable but would be valid if some part of the restrictions were deleted the restriction in question shall apply with such modification as may be necessary to make it valid.

(b)	For the purposes of this Article 18, the Sellers and their Affiliates will be concerned in a business if it carries it on as principal or agent or if at the relevant time:

(i)	it is a partner, employee, consultant, director or agent in, of or to any person who carries on the business; or

(ii)	it has any direct or indirect financial interest (as shareholder or otherwise) in any person who carries on the business; or

(iii)	it is a partner, employee, consultant, director or agent in, of or to any person who has a direct or indirect financial interest (as shareholder or otherwise) in any person who carries on the business.

(c)	For the avoidance of doubt, the provisions of this Article 18 shall survive the termination (whether through mutual consent, service of notice, redundancy, lapse, breach or otherwise) of any employment or consultancy agreements of Stijn Van Rompay, Jean-Michel Foidart or François Fornieri (or their respective Affiliates).

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19	Shareholders’ guarantee of Mithra’s and Novalon’s obligations

19.1	The Novalon Purchasers irrevocably and unconditionally guarantee (the “Novalon Guarantee”) to the Purchaser and Uteron Pharma, Odyssea Pharma, Estetra and Femalon (the “Novalon Beneficiaries”) as principal obligors the due and punctual performance and observance by Novalon of all of its obligations under:

(a)	the Novalon Services Agreement; and

(b)	the Novalon Put Option,

(together, the “Novalon Guaranteed Obligations”).

19.2	François Fornieri and Yima irrevocably and unconditionally guarantee (the “Mithra Guarantee”) to the Purchaser and Uteron Pharma (the “Mithra Beneficiaries”) as principal obligors the due and punctual performance and observance by Mithra of all of its obligations under the Mithra Services Agreement (the “Mithra Guaranteed Obligations”).

19.3	The provisions of Articles 3.4(b) to 3.4(g) shall apply to each of the Novalon Guarantee and the Mithra Gurantee mutatis mutandis as if references in such Articles to:

(a)	“Guarantee” were to “Novalon Guarantee” or “Mithra Guarantee” as applicable;

(b)	“Guarantor” were to the “Novalon Purchasers” or “François Fornieri and Yima” as applicable;

(c)	“Purchaser” were to the “Novalon Beneficiaries” or the “Mithra Beneficiaries” as applicable.

19.4	François Fornieri and Yima agree that Mithra shall bear all costs and expenses incurred by any of the Companies in giving effect to clause 7 (Transitional Arrangements) of the Mithra Services Agreement and they shall indemnify the Purchaser on demand and hold the Purchaser harmless against the amount of all such costs and expenses incurred or suffered by the Purchaser and/or any of the Companies.

19.5	The Parties agree that Uteron Pharma, Odyssea Pharma, Estetra and Femalon are entitled to rely upon the terms of this Article 19 and enforce the provisions of this Article as if they had been a party hereto.

20	Use of name

20.1	The Purchaser shall be entitled from Closing to the exclusive use of the names Uteron, Uteron Pharma, Uteron Pharma Holding, Uteron Pharma Technologies, Easinvest, Easinvest Holding, Odyssea, Odyssea Pharma, Estetra, Femalon and Uteron Pharma Operations (the “Business Names”) as part of the Group’s names and in the Group’s business dealings.

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20.2	Each of the Sellers undertakes to the Purchaser to procure that:

(a)	as soon as reasonably practicable after Closing, and in any event no later than 10 Business Days after Closing, the name of any of the Sellers and any of their Affiliates which consists of or incorporates any of the Business Names, or anything which in the reasonable opinion of the Buyer is substantially or confusingly similar to any of the Business Names, is changed to a name which does not include any of the Business Names or anything substantially or confusingly similar to any of the Business Names; and

(b)	as soon as reasonably practicable after Closing, and in any event no later than 10 Business Days after Closing, the Sellers and their Affiliates shall cease in any manner whatsoever to use or display any trade or service marks, trade or service names or logos used or held by the Business or by the Group, which in the reasonable opinion of the Purchaser is substantially or confusingly similar to any of them.

20.3	The Purchaser acknowledges and accepts that the name of the Civil Company and Uteron Pharma Invest will only be changed at the next members’ meetings of each Company provided that the next meeting is no more than six calendar months after the date of this Agreement.

21	Confidentiality and Announcements

(a)	The Purchaser shall, as from the date of this Agreement, and the Sellers (which shall be deemed to refer also for the purposes of this Article 21 to Civil Company Members) severally shall, as from the Closing Date, provided Closing occurs, treat as strictly confidential and not disclose to any third party or otherwise make publicly available or use for any purpose other than the Transaction any information (in the broadest sense) relating to a Company which constitutes Confidential Information or that becomes known to it as a result of negotiations for the Transaction or the Transaction itself or which is of a confidential nature and which relates to the other Party, except:

(i)	as otherwise agreed in writing by the relevant Parties;

(ii)	to the extent required by applicable law or stock exchange rules or by any Authority but, in that case, only after consultation with the other Party as to the timing and content of the disclosure;

(iii)	to their professional advisers or counsel bound by a duty of confidentiality, and only to the extent necessary for any lawful purpose; or

(iv)	to the extent such information is or becomes public knowledge, provided, if relevant, that the disclosing Party did not know, or could not reasonably have known, at the time of disclosure that such public knowledge resulted from unlawful disclosure.

(b)	No Party shall, without the prior written consent of the other Party, make any disclosure to any third party about the existence or content of this Agreement, except:

(i)	to the extent required by applicable law or stock exchange rules or by any Authority but, in that case, to the extent practicable and permitted by applicable law only after consultation with the other Party as to the timing and content of the disclosure (and, in respect of the Purchaser’s disclosures, as deemed advisable by the Purchaser in its reasonable opinion);

(ii)	to its Affiliates, auditors, lawyers and other professional advisers bound by a duty of confidentiality, and only to the extent necessary for any lawful purpose.

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(c)	The Purchaser and the Sellers shall each cause their respective employees and other representatives to comply with the obligations set out in Article 20(a) and (b) above.

(d)	Notwithstanding any other provision in this Agreement, the Purchaser may disclose Confidential Information to members of the Purchaser’s Group.

(e)	Upon the signing of this Agreement, the Parties shall issue a joint press release in the agreed form.

22	Release of Assurances

22.1	Each Seller severally shall ensure that at or before the Closing Date, each of the Companies is released from any Assurance (including under the Investment Agreements) given by it to such Seller or any of its Affiliates other than Assurances given in the Normal Course, and in the event of failure so to do and pending that release, each such Seller shall indemnify the Purchaser on demand against all Losses incurred by the Purchaser and/or any member of the Group arising directly or indirectly from or in connection with any such Assurances given by that Seller and the obtaining of any such release.

22.2	Each Seller shall ensure that at or before the Closing Date all monies owing by that Seller or any of its Affiliates to any member of the Group, other than in respect of Normal Course activities, are paid in full, whether or not then due for payment.

22.3	Each Seller severally shall ensure that at Closing there will be no amounts owing by any member of the Group to that Seller or any Affiliate of that Seller (other than or in respect of Normal Course activities). If on Closing there is any amount owing to a Seller or any Affiliate of that Seller owing in breach of this Article, then without prejudice to any other remedy available to the Purchaser the relevant Seller shall indemnify the Purchaser on demand against the amount required to repay, release or discharge in full such amounts owing to that Seller.

22.4	Yima acknowledges that it is the current commercial intent of Uteron Pharma to serve a notice terminating the lease entered into by Uteron Pharma and Yima of the property at Rue sur les Foulons 1, 4000 Liège, such notice to take effect within a six calender month period following Closing. Yima confirms that it shall release Uteron Pharma from any Assurances given in relation to such lease upon termination of such lease, notwithstanding any contradictory wording of the lease agreement, save the liability to pay any outstanding rent in respect of such lease accrued in the period up to termination.

22.5	Each Seller hereby severally confirms and undertakes:

(a)	all options to acquire equity securities in the capital of a Company (whether form the Company or Seller or from a third party) will terminate upon Closing with no liability on the Company; and all rights and obligations in such option agreement shall lapse and cease to have any force or effect;

(b)	all Investment Agreements shall terminate upon Closing with no liability on the Company and all rights and obligations in the Investment Agreements shall lapse and cease to have any force of effect;

(c)	they have no claim or right of action of any kind (including, without limitation, by way of demand or set off), whether in Belgium or any other jurisdiction, whether or not presently known to the parties or to the law, against the Companies, any officer, employee or agent of the Companies or in any other capacity or context whatsoever in relation to the Investments Agreements;

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(d)	if and to the extent that any claims (actual or contingent) may exist or arise, all rights that each Seller may have in respect of them are and will hereby to the fullest extent permitted by the law of any applicable jurisdiction waived; and/or

(e)	not to sue, commence, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted against any of the Companies, their officers, employees or agents any action, suit or other proceeding concerning the Investment Agreements or any other, or seek to join any of them in any such action, suit or other proceeding.

23	Implied covenants for title

LPMPA applies to any disposition of property made under or pursuant to this Agreement as though such disposition were expressed to be made with full title guarantee, save that:

(a)	the word “reasonably” shall be deleted from the covenant set out in section 2(1)(b) LPMPA;

(b)	the covenant set out in section 3(1) LPMPA shall not be qualified by the words “other than any charges, encumbrances or rights which that person does not and could not reasonably be expected to know about”; and

(c)	section 6(2) LPMPA shall not apply to any of the covenants (express or implied) deemed to be given in respect of such dispositions.

24	Miscellaneous

24.1	Sellers’ Representatives

(a)	For purposes of this Agreement, each of the Sellers hereby consents to the appointment of Stijn Van Rompay, François Fornieri and Jean-Michel Foidart, Bernard Jolly and Philippe Degive as the initial representatives and agents for and on behalf of the Sellers in all matters for which the Sellers’ Representative are specifically appointed in this Agreement (the “Sellers’ Representatives”).

(b)	The maximum number of Sellers’ Representatives shall be five.

(c)	The Sellers’ Representatives shall act by majority decision (and all references to the Sellers’ Representatives in this Agreement shall be construed accordingly).

(d)	Each of the Sellers hereby irrevocably authorizes and directs the Sellers’ Representatives to:

(i)	act for the Sellers for the determination of the adjustment of the Initial Purchase Price and the Deferred Purchase Price as set forth in Articles 4 and 5;

(ii)	act for the Sellers with respect to any claim related to any breach of this Agreement (unless the claim relates to the several liability of any Seller where not all Sellers are liable or a Sellers’ Representatives are not liable), including the right to negotiate and compromise any such claim on behalf of the Sellers, and to execute all such documents necessary in connection therewith on behalf of the Sellers; and

(iii)	employ and obtain the advice of legal counsel, accountants and other professional advisers in connection with any claim related to any breach of this Agreement by the Sellers or the Purchaser, as the Sellers’ Representatives, in its sole discretion, deems necessary or advisable in the performance of his duties as the Sellers’ Representatives and to rely on their advice and counsel.

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(e)	The Purchaser may conclusively and absolutely rely upon any actions of a majority of the Sellers’ Representatives as the acts of the Sellers, in all matters for which the Sellers’ Representatives are specifically appointed in this Agreement to act on behalf of the Sellers, until the Sellers have notified the Purchaser that such appointment is revoked by the Sellers or upon the death or incapacity a Sellers’ Representative, in which case the surviving Sellers’ Representatives would continue to act by majority decision. The Purchaser shall not consider notices, instructions or decisions signed by or actions from any Sellers’ Representatives and any such notices, instructions or decisions shall be disregarded for the purposes of this Agreement unless the notice, instruction or decision has been signed and submitted in writing by a majority of the Sellers’ Representatives.

(f)	The Sellers, acting by majority of the Securities held immediately before Closing, may remove any Sellers’ Representative and may appoint another in its place. If the Sellers remove a Sellers’ Representative to appoint a replacement to act as a Sellers’ Representative they shall promptly notify the Purchaser of the identity of such new Sellers’ Representative and such removal or appointment shall take effect only from the date of the notice.

(g)	Each of the Sellers hereby undertakes to ratify and confirm all that the Sellers’ Representatives will do or cause to be done in their capacity as Sellers’ Representatives.

24.2	Notices

(a)	Any notices or other communications to be made under or in connection with this Agreement must be in writing and shall be validly notified to a Party if:

(i)	delivered by hand (with a written acknowledgement of receipt) to the relevant person indicated below;

(ii)	sent by fax to the relevant number set out below; or

(iii)	sent by registered mail or courier service to the relevant address set out below;

or sent to any other such addressee, fax number or address notified by one Party to the other Party from time to time in accordance with, and for the purposes of, this Article.

A copy of each such notice or communication shall be sent by e-mail to the relevant e-mail address set out below.

(b)	For the purposes of this Agreement, the addresses of the Parties are as follows:

(i)	Sellers or Sellers’ Representatives:

Name	Stijn Van Rompay
Address	As set out in the list of Parties above
Fax number	+32 15 25 29 09
E-mail	stijn@ambroos.be

Name	François Fornieri
Address	As set out in the list of Parties above
Fax number	+32 43 49 28 21
E-mail	ffornieri@mithra.be

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Name	Jean-Michel Foidart
Address	As set out in the list of Parties above
Fax number	+32 43 66 29 43
E-mail	jjeveconsulting@gmail.com

Name	Bernard Jolly
Address	Rue de Wanzoul 70, 4520 Vinalmont, Belgium
Fax number	+32 85 21 47 23
E-mail	Bernard.jolly@skynet.be

Name	Philippe Degive
Address	c/o 10 Société Régionale d’Investissement de Wallonie
SA, at Avenue Maurice Destenay 13, 4000 Liège
Fax number	+32 42 21 38 27
E-mail	enregistrementmailsin@sriw.be

(ii)	Purchaser:

Name	Watson Pharma Actavis Sàrl
Address	As set out in the list of Parties above
Fax number	+35 2 42 19 61
E-mail	sebastien.rimlinger@tmf-group.com
Attn	Sebastien Rimlinger

With a copy by e-mail to:

Name	G. Frederick Wilkinson
E-mail:	fred.Wilkinson@watson.com

and to:

Name:	Denelle Waynick
E-mail:	denelle.waynick@watson.com

and to:

Name:	Ed Harris
E-mail:	ed.harris@sjberwin.com

(iii)	Purchaser Guarantor:

Name	Watson Pharmaceuticals, Inc
Address	400 InterpaceParkway, Parsippany, NJ 07054
Fax number	+862 261 7922
E-mail	david.buchen@watson.com
Attn	General Counsel

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With a copy by e-mail to:

Name	G. Frederick Wilkinson
E-mail:	fred.Wilkinson@watson.com

and to:

Name:	Denelle Waynick
E-mail:	denelle.waynick@watson.com

and to:

Name:	Ed Harris
E-mail:	ed.harris@sjberwin.com

(c)	All notices shall be effective upon receipt and shall be deemed received:

(i)	upon delivery, if delivered by hand or by courier;

(ii)	on the date of transmission or, if that date is not a Business Day in the place to which it is sent, the next Business Day, if sent by fax (provided an affirmative transmission report is produced);

(iii)	on the first Business Day following the mailing date if sent by registered mail, provided both the sender and the recipient reside in Belgium; or

(iv)	on the third Business Day in the place to which it is sent following the mailing date, if sent by registered mail if either the sender or the addressee does not reside in Belgium.

(d)	Any communication to be given in connection with this Agreement shall be in writing in English.

(e)	For the avoidance of doubt, the Parties agree that the other provisions of this Article 24.2 shall not apply in relation to the service of any claim form, application notice, order, judgment or other document relating to or in connection with any proceeding, suit or action arising out of or in connection with this Agreement.

24.3	Costs

(a)	Subject to Article 17.5, each of the Sellers and the Purchaser shall bear its own costs and expenses in connection with the preparation, negotiation and signing of this Agreement, the other documents referred to in it and the completion of the Transaction.

(b)	The Purchaser acknowledges that on and following Closing the Companies shall be released from the Jefferies Engagement Letter pursuant to the terms of the Jefferies Novation Agreement.

(c)

The Sellers agree as amongst themselves that they shall be liable for the fees, costs and expenses of Jefferies under the Jefferies Engagement Letter as novated pursuant to the Jefferies Novation Agreement (whether payable on Closing or at any time thereafter). The Sellers hereby jointly and severally and irrevocably undertake that when an Milestone related payment falls due under the Jefferies Engagement Letter (as novated

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by the Jefferies Novation Agreement) they shall direct NautaDutilh to pay the relevant amount to Jefferies out of the funds standing to the credit of the Nominated Account prior to any distribution to the Sellers. Such amount shall be deemed to reduce the Purchase Price due to them. The Sellers authorise the Sellers’ Representatives to direct Nauta Dutilh in accordance with this Article on their behalf. The Sellers shall indemnify NautaDutilh against any loss, liability or expense incurred by it in the performance of its obligations under this Article.

(d)	The Purchaser and the Sellers’ Representatives shall notify Jefferies (by post to: Accounting Department, Jefferies International, Vintners Place, 68 Upper Thames Street, London, United Kingdom, EC4V 3BJ, with a copy by e-mail to: Gersende Stoll, gstoll@jefferies.com, Alex McNair, amcnair@jefferies.com, and Tommy Erdeiterdei@jefferies.com (or such other addess as they may notify the Sellers’ Representatives and te Purchaser)) of the actual amount of the first two Milestone Payments paid to the Nominated Account. Jefferies may elect in writing prior to Closing to nominate the persons to receive such notice.

(e)	For the avoidance of doubt, nothing in this Article 24.3 applies to the actual amount of the Deferred Consideration paid or payable and the Purchaser shall have satisfied its obligations in respect of any payment of Deferred Consideration by making such payment to the Nominated Account in accordance with Article 3.3.

(f)	The Purchaser undertakes that, so long as Jefferies does not seek to raise any claim in respect of the Milestones and/or the Deferred Consideration or the Jefferies Engagement Letter after the date that is 30 days after Closing against any member of the Purchaser’s Group, the Purchaser shall not agree to amend or vary in any way its obligations in Article 24.3(e) without Jefferies’ prior written consent.

24.4	No implied waiver

(a)	No waiver shall be implied under this Agreement unless a document to this effect, signed by the waiving Party, is produced.

(b)	No failure or delay by a Party to exercise any right or remedy under this Agreement shall be construed as a waiver of the same.

24.5	Amendment

Except as otherwise provided herein, no amendment to this Agreement shall be effective unless it is in writing and signed by the Purchaser and the Sellers’ Representatives (on behalf of the Sellers).

24.6	Severability

(a)	If at any time one or more provisions of this Agreement is or becomes invalid or unenforceable (in whole or in part), the validity and enforceability of the remaining provisions or part of a provision shall not be affected or impaired in any way to the extent, in view of the substance and purpose of this Agreement, the remainder is not inextricably related to and therefore inseverable from the invalid or unenforceable provision or part thereof.

(b)	If any provision of this Agreement is held to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted, or the period of the obligation reduced in time, or the range of activities or area covered, reduced in scope, the provision in question will apply with the minimum modifications necessary to make it valid and enforceable.

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24.7	Entire agreement

(a)	This Agreement and the Transaction Documents contains the entire agreement between the Parties relating to the matters covered herein and supersedes and extinguishes all prior drafts, agreements and understandings between them, whether oral or in writing, regarding the subject matter hereof, including the Letter of Intent and the Confidentiality Agreement.

(b)	Each of the parties acknowledges and agrees that it has not entered into this Agreement in reliance on any statement or representation of any person (whether a party to this Agreement or not) other than as expressly incorporated in this Agreement.

(c)	Nothing in this Agreement, the Tax Deed or in any other document referred to herein shall be read or construed as excluding any liability or remedy as a result of fraud.

24.8	Exhibits and Annexes

The Exhibits and Annexes to this Agreement form an integral part hereof and any reference to this Agreement shall include its Exhibits and Annexes. In the event of any inconsistency or contradiction between the body of this Agreement and any of its Exhibits or Annexes, the provisions of this Agreement shall prevail.

24.9	Benefit of this Agreement and assignment

(a)	This Agreement shall be binding on, and inure to the benefit of, the Parties and their respective successors.

(b)	Neither Party may assign or transfer this Agreement, in whole or in part, or any of its rights or obligations hereunder, without the prior written consent of the Purchaser and the Sellers’ Representatives (in the case of the Sellers) or, subject to Article 24.9(c), the Sellers’ Representatives in the case of the Purchaser. It is expressly stated that the Purchaser’s rights to Compensation under this Agreement are personal to the Purchaser and, accordingly, no buyer or other transferee of all or part of the Securities shall be entitled to make any Claim under this Agreement on the basis of those rights.

(c)	The Sellers agree that the rights under this Agreement may be assigned (in whole or in part) by the Purchaser, without the consent of the Sellers, to and may be enforced by any member of the Purchaser’s Group which is the legal and beneficial owner of the any or all of the Securities or assets of the Companies as if it were the Purchaser under this Agreement. In the event that any such rights are assigned the Purchaser shall promptly notify the Sellers’ Representatives. Any such assignment shall under no circumstances prejudice the Guarantee or extend the liability of the Sellers or in any way prejudice the Sellers’ rights under this Agreement.

24.10	Conflicts with the Tax Deed

In the case of any conflict between the provisions of this Agreement and the Tax Deed in relation to Tax , the provisions of the Tax Deed shall prevail

24.11	The grossing up payments

The grossing up of payments clause (clause 8) of the Tax Deed shall apply to payments to be made under this Agreements only as stated therein.

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24.12	Further assurances

(a)	In connection with this Agreement and the Transaction, each Party shall execute all additional documents and perform any additional acts the Purchaser (in the case of the Sellers) or the Sellers’ Representatives (in the case of the Purchaser) may reasonably request in order to give full effect to and to carry out the intent and accomplish the purpose of this Agreement and complete the Transaction.

(b)	Each of the Sellers undertakes to the Purchaser that if after the Closing Date it or any of its Affiliates (including Novalon) has any rights, title or interest in any assets or property (including Intellectual Property) that relate to the business of the Group (the “Missing Assets”) the Sellers will procure that they or the relevant Affiliate:

(i)	transfer to the extent possible the Missing Assets to that member of the Group as nominated by the Purchaser so as to ensure that the Group has the sole full ownership of the Missing Assets; and

(ii)	take any actions within the control of the Seller or its Affiliate (as the case may be) required to ensure a full transfer of all rights in any Missing Assets (including the request for any necessary approvals), at the cost of the Seller or its Affiliate (as the case may be);

such transfer to be undertaken in a tax and value neutral manner to the transferee, and each of the Sellers further undertakes that it or its Affiliate will provide all originals or, when not available, copies, of any relevant materials or documents relating to such transfer.

(c)	If any time after the Closing Date any member of the Group has any rights or obligations under any agreements or arrangements that have been entered into with third parties prior to the Closing Date and that relate to the business of the Seller or any of its Affiliates (including Novalon), each of the Sellers agrees:

(i)	that the member of the Group may promptly transfer any and all such rights and obligations to the Sellers or the Sellers’ nominee;

(ii)	that it and/or the Sellers’ nominee will cooperate to request the approval of the counterparty to such arrangement or agreement, if necessary, to ensure that either it or the Sellers’ nominee (as the case may be) is the sole holder of the rights and obligations under that agreement or arrangement;

(iii)	that it and the Sellers’ nominee will take any actions and sign any documents required to ensure a full transfer of such rights and obligations to the Seller or the Sellers’ nominee (subject to and conditional upon in each case the approval of the counterparty to the relevant arrangement or agreement and always at the cost of the Sellers); and

(iv)	that it will indemnify the Group and hold the Group harmless from and against all Loss incurred by the Group arising from or in connection with the performance or non-performance of any obligations to which this Article 24.12(c) applies.

(d)	The Sellers’ Representatives must deliver to the Purchaser within 14 days after the Closing Date a list detailing where the Companies’ interests as licensees under the Business IP the subject of Licenses-In has been recorded at applicable patent registries.

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(e)	The Sellers’ Representatives shall deliver a CD-Rom containing all documents referenced in the SPA and the Disclosure Letter within 14 days after the Closing Date.

24.13	Interest on late payments

If a Party fails to pay any sum payable by it on the due date for payment under this Agreement, it shall pay interest on the overdue sum for the period from and including the due date of payment (in the case of undisputed amounts) or the date of determination that such payment was due (in the case of disputed amounts) up to the date of actual payment (after as well as before judgment) at a rate of two per cent. above the base rate of the European Central Bank.

24.14	No rescission

To the extent permitted by law, and without prejudice to the right of termination under Article 8 hereof, the Parties hereby waive any right to claim rescission of this Agreement.

24.15	Counterparts

This Agreement and documents to be provided at Closing may be executed by the Parties in counterparts, each and every one of which shall be deemed an original, notwithstanding variations in format or file designation which may result from the electronic transmission, storage and printing of copies of this Agreement from separate computers or printers. Facsimile signatures or signatures delivered by e-mail of a pdf. format data file, shall create a valid and binding obligation of the Party with the same force and effect as if it were original signatures. All such counterparts taken together shall constitute one and the same instrument.

24.16	Governing language

(a)	This Agreement is in English.

(b)	If this Agreement is translated into any language other than English, the English language text shall prevail in any event.

(c)	Each notice, instrument, certificate or other communication to be given by one party to another in this Agreement or in connection with this Agreement shall be in English (being the language of negotiation of this Agreement) and in the event that such notice, instrument, certificate or other communication or this Agreement is translated into any other language, the English language text shall prevail.

24.17	Governing law

This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, whether of a contractual or non-contractual nature, shall be governed by and construed in accordance with the laws of England and Wales.

24.18	Jurisdiction

The Parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement.

24.19	Rights of third parties

(a)	Subject to Article 24.19(b), this Agreement does not confer any rights on any person or party (other than the parties to this Agreement) pursuant to the Contracts (Rights of Third Parties) Act 1999.

(b)	In accordance with the Contracts (Rights of Third Parties) Act 1999:

(i)	Jefferies shall be entitled to enforce all of the rights and benefits under clause 24.3(b) to 24.3(f) of this Agreement;

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(ii)	NautaDutilh shall be entitled to enforce all of the rights and benefits under clause 24.3(c) of this Agreement; and

(iii)	Paris Smith LLP shall be entitled to enforce all of the rights and benefits under Article 25.1 and 25.2 of this Agreement.

(c)	Any rescission, waiver or variation of this Agreement agreed to by the Parties in accordance with this Agreement, or any termination of this Agreement in accordance with the terms of this Agreement shall not require the consent of Jefferies, NautaDutilh nor Paris Smith LLP except in respect of an amendment to the Article(s) under which they are entitled to enforce their rights and benefits as set out in Article 24.19(b), in which case the consent of the person who is entitled to so enforce shall be required.

25	Agent for service

25.1	Each of the Sellers appoints Paris Smith LLP of 1 London Road, Southampton, Hampshire, SO15 2AE (and marked for the Head of Dispute Resolution with a copies to Michael Moore and Crispin Dick Ref. 101101.1) as its agent to receive on its behalf in England or Wales service of any proceedings in respect of this Agreement and any dispute or claim arising out of or in connection with it or its subject matter, whether of a contractual or non-contractual nature (with a copy to be sent to the Sellers’ Representatives for information purposes only). Such service shall be deemed good service on the Sellers, completed on delivery to such agent (whether or not it is forwarded to and received by the Seller in question) and shall be valid until such time as the Purchaser has received prior written notice from the Sellers’ Representatives (on behalf of the Sellers) that such agent has ceased to act as agent. If for any reason such agent ceases to be able to act as agent or no longer has an address in England or Wales, the Sellers’ Representatives shall forthwith appoint a substitute acceptable to the Purchaser and deliver to the Purchaser the new agent’s name, address and fax number within England and Wales. Until it does so, and for 28 days after the Sellers’ Representatives have delivered the new agent’s acceptance of the appointment and new agent’s details, it shall be effective service for the Purchaser to serve the claim form (or other process) on the last known address of the process agent (or successor process agent) properly notified to the Purchaser.

25.2	Paris Smith LLP shall send copies of any proceedings served on it to the Sellers’ Representatives at the addresses by the Sellers’ Representatives pursuant to Article 24.2(b) and the Sellers’ Representatives shall send copies of such proceedings to the other Sellers. Each of the Sellers hereby irrevocably agrees that despatch of a copy of any proceedings served on Paris Smith LLP in accordance with Article 25.1 above to the Sellers Representatives in accordance with this Article shall constitute good discharge of Paris Smith LLP’s obligations as process agent for the Sellers, regardless of whether they receive the relevant notice and documents. The appointment of Paris Smith LLP as process agent under this Agreement will continue unless and until the Sellers’ Representatives on behalf of the Sellers or the Sellers appoint a different process agent to act on their behalf in connection with such proceedings. The Sellers shall indemnify Paris Smith LLP against any loss, liability or expense incurred by it in the performance of its obligations in accordance with the terms of this letter.

25.3

Each of the Purchaser and the Purchaser Guarantor appoints Suzanne Elaine Smith of Arrow No 7 Limited, 7 Cavendish Square, London, W1G 0PE, United Kingdom, Fax Number: +44 207 612 7647 as its agent to receive on its behalf in England or Wales service of any proceedings in respect of this Agreement and any dispute or claim arising out of or in connection with it or its

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subject matter, whether of a contractual or non-contractual nature (with a copy to be sent to the Purchaser for information purposes only). Such service shall be deemed good service on the Purchaser, completed on delivery to such agent (whether or not it is forwarded to and received by the Purchaser or the Purchaser Guarantor (as the case may be) and shall be valid until such time as the Sellers’ Representatives has received prior written notice from the Purchaser or the Purchaser Guarantor (as the case may be) that such agent has ceased to act as agent. If for any reason such agent ceases to be able to act as agent or no longer has an address in England or Wales, the Purchaser and the Purchaser Guarantor shall forthwith appoint a substitute acceptable to the Sellers’ Representatives and deliver to the Sellers’ Representatives (on behalf of the Sellers) the new agent’s acceptance of the appointment and its name, address and fax number within England and Wales. Until it does so, and for 28 days after the Sellers’ Representatives have delivered the new agent’s acceptance of the appointment and new agent’s details, it shall be effective service for the Sellers’ Representatives to serve the claim form (or other process) on the last known address of the process agent (or successor process agent) properly notified to the Sellers’ Representatives.

26	Execution

This Agreement is executed as a deed by the parties and is delivered and takes effect on the date at the beginning of this Agreement.

[Signature page follows]

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ATTESTATIONS

Majority Sellers
Executed as a deed by STIJN VAN ROMPAY:

/s/ Stijn Van Rompay

[signature]

Stijn Van Rompay

[print name] in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

Private and confidential

Executed as a deed by UTERON PHARMA INVEST BURGERLIJKE MAATSCHAP, a company incorporated in Belgium, and signed on its behalf by Leon Van Rompay, manager (being a person who, in accordance with the laws of that territory, is acting under the authority of the company)

/s/ Leon Van Rompay

authorised signatory

Leon Van Rompay

authorised signatory

[in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation]

Trainee Solicitor

Private and confidential

Executed as a deed by FRANCOIS FORNIERI:

/s/ Francois Fornieri

[signature]

Francois Fornieri

[print name] in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

Private and confidential

Executed as a deed by YIMA SPRL, a company incorporated in Belgium, and signed on its behalf by François Fornieri, manager (being a person who, in accordance with the laws of that territory, is acting under the authority of the company)

/s/ Francois Fornieri /s/ Stijn Van Rompay

authorised signatory

Francois Fornieri Stijn Van Rompay

authorised signatory

[in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

Private and confidential

Executed as a deed by JEAN-MICHEL FOIDART:

/s/ Jean-Michel Foidart

[signature]

Jean-Michel Foidart

[print name]

in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

Private and confidential

Executed as a deed by MAJOCEPI SPRL, a company incorporated in Belgium, and signed on its behalf by Jean-Michel Foidart, manager (being a person who, in accordance with the laws of that territory, is acting under the authority of the company)

/s/ Jean-Michel Foidart authorised signatory

Jean-Michel Foidart authorised signatory

[in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation]

Trainee Solicitor

Private and confidential

Other Sellers

Executed as a deed by PIETER VAN ROMPAY:

/s/ Pieter Van Rompay

[signature]

Pieter Van Rompay

[print name]

in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

Private and confidential

Executed as a deed by LEON VAN ROMPAY:

/s/ Leon Van Rompay

[signature]

Leon Van Rompay

[print name]

in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

Private and confidential

Executed as a deed by UTERON PHARMA PARTICIPATIONS I SOCIÉTÉ CIVILE, a company incorporated in Belgium, and signed on its behalf by François Fornieri and Stijn Van Rompay (being persons who, in accordance with the laws of that territory, are acting under the authority of the company)

/s/ Francois Fornieri /s/ Stijn Van Rompay authorised signatory

Francois Fornieri Stijn Van Rompay authorised signatory

[in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

Private and confidential

Executed as a deed by SOCIÉTÉ RÉGIONALE D’INVESTISSEMENT DE WALLONIE, a company incorporated in Belgium, and signed on its behalf by Philippe Degive, as proxy holder

/s/ Philippe Degive authorised signatory

Philippe Degive authorised signatory

[in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation]

Trainee Solicitor

Private and confidential

Executed as a deed by CHENICLEM PRIVATE EQUITY SA, a company incorporated in Belgium, and signed on its behalf by Christophe Krzewinski, attorney, as proxy holder

/s/ Christophe Krzewinski

Authorised signatory

Christophe Krzewinski

Authorised signatory

[in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation]

Trainee Solicitor

Private and confidential

Executed as a deed by CORPAR SA, a company incorporated in Belgium, and signed on its behalf by Christophe Krzewinski, attorney as proxy holder

/s/ Christophe Krzewinski

Authorised signatory

Christophe Krzewinski

Authorised signatory

[in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation]

Trainee Solicitor

Private and confidential

Executed as a deed by NOMAINVEST NV, a company incorporated in Belgium, and signed on its behalf by Christophe Krzewinski, attorney, as proxy holder

/s/ Christophe Krzewinski

Authorised signatory

Christophe Krzewinski

Authorised signatory

[in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation]

Trainee Solicitor

Private and confidential

Executed as a deed by PHILIPPE VAN GENECHTEN, represented by Christophe Krzewinski, attorney, as proxy holder

/s/ Christophe Krzewinski

[signature]

Christophe Krzewinski

[print name]

in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

Private and confidential

Executed as a deed by DIDIER VAN GENECHTEN, represented by Christophe Krzewinski, attorney, as proxy holder

/s/ Christophe Krzewinski

[signature]

Christophe Krzewinski

[print name]

in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

Private and confidential

Executed by PPMD SA, a company incorporated in Belgium, and signed on its behalf by Christophe Krzewinski, attorney, as proxy holders.

/s/ Christophe Krzewinski

Authorised signatory

/s/ Christophe Krzewinski

Authorised signatory

[in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation]

Trainee Solicitor

Private and confidential

Purchaser

Executed as a deed by:

/s/ Fred Wilkinson

Fred Wilkinson

Attorney on behalf of WATSON PHARMA ACTAVIS SÀRL in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

Private and confidential

Purchaser Guarantor

Executed by WATSON PHARMACEUTICALS, INC, a company incorporated in the United States of America and signed on its behalf by Fred Wilkinson as president of global brand and biosimilars

/s/ Fred Wilkinson

[signature]

Fred Wilkinson

[print name]

Director in the presence of:

/s/ Kirsteen McEwen

[signature of witness]

Kirsteen McEwen

[print name of witness]

Address

S.J. Berwyn

10 Queen Street Place

London EC4R 1BE

Occupation

Trainee Solicitor

EXHIBIT 4

Net Debt Adjustment

Part 1: Net Debt calculation

1	Net Debt is equal to:

•	the Debt; minus

•	the Cash.

2	Working Capital Adjustment is equal to:

•	the Working Capital; minus

•	the Estimated Working Capital,

provided that if the Working Capital is more than Estimated Working Capital the Working Capital Adjustment shall be deemed to be zero.

3	Working Capital is equal to:

•	the inventory; plus

•	the trade receivables (including recoverable VAT position); plus

•	deferred charges (charges paid for subsequent periods like insurance for example); plus

•	accrued income (income earned but not yet received in cash); minus

•	the trade payables (including VAT) (mainly related to fees to be paid for outsourced services); minus

•	any other current liabilities; minus

•	the accrued charges (charges to be provided for however not yet invoiced paid).

Save as otherwise defined in this Agreement any definitions set forth above have the meaning given thereto under the IFRS rules.

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Part 2: Specific Accounting Policies

1	The Net Debt Balance Sheet and the calculations of Net Debt shall be expressed in USD.

2	The Novalon Consideration shall not be taken into account of in the Net Debt or Working Capital.

3	The Initial Transaction Costs and the Deferred Transaction Costs shall not be taken into account in the Net Debt or Working Capital.

4	The UPT Fixed Purchase Price, the Estetra Fixed Purchase Price, the Colvir Purchase Price, the IPO Costs and the Outstanding Consultancy Fee (each in the amounts set out in the Exhibit 3.1(a)) shall not be taken account of in the Net Debt or Working Capital.

5	Cash and Debt shall not be included in Working Capital.

6	Any amounts owing by or to Novalon to or by any Company in the nature of trade payables or trade recievables will be included in Working Capital.

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EXHIBIT 12

Sellers’ Warranties

Part 1: Non-Tax Warranties

1	Capacity and authority

1.1	Each of the Sellers that is a corporate body is duly incorporated and validly existing under the laws of the relevant jurisdiction in which it was incorporated.

1.2	Each of the Sellers has the requisite capacity and authority to enter into and perform this Agreement and each of the Sellers’ Closing Documents.

1.3	This Agreement and the Sellers’ Closing Documents will, when executed by the Sellers, constitute binding obligations of the Sellers enforceable in accordance with their respective terms.

1.4	No consent, approval, authorisation or order of any court or government or local agency or body or any other person is required by the Sellers that has not yet been obtained for the execution or implementation of this Agreement and the Sellers’ Closing Documents (excluding any competition or anti-trust filings that the Purchaser would be required by any competition or anti-trust authority to make), with the exception of the following:

(a)	approval is required from the Walloon Region for the transfer of the co-ownership rights from Université de Liège in Colvir to Femalon in the framework of the assignment agreement and this on the basis of article 14 of the grant agreement as enclosed in DR 20.8.4.2, file 3 - Convention Colvir C - 5740, 20.8.4.2, file 1 - 20101125 Avenant 1 Colvir and DR 22.5, file 1 - 2011 - avenant 2 Colvir; and

(b)	approval is required of SPI SCRL to enter into the Novalon Service Level Agreement for the part that relates to use of the premises.

1.5	Compliance with the terms of this Agreement and the Sellers’ Closing Documents does not and will not:

(a)	conflict with, result in the breach of or constitute a material default under any agreement, instrument or obligation by which the Company may be bound (excluding intra-Group agreements) or any default of any provision of the Articles of Association of the Company; or

(b)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance on, over or affecting any of the material assets of the Company,

other than that at the date of this Agreement only (and not at Closing), execution of the Transaction, Closing and related transactions would constitute a breach of:

(a)	ING Facility;

(b)	the ING Leases;

(c)	the Swap;

(d)	the following credit facilities entered into between Uteron Pharma respectively Odyssea Pharma and ING Belgique SA in accordance with the general terms and conditions (DR 20.2.3.1.2, file 2 - ING general regulation for credit uk 2003; DR 22.23, file 2 - Règlement general des credits 2012) DR 22.31, file 15 - Leasing Riozzi and 22.31, file 17 - Leasing petit in the Disclosed Information;

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(e)	the sub-lease agreements entered into between Novalon and Odyssea Pharma on 30 June 2011 (see DR 21.4.2.4, file 1 - 2011-06-30 Odyssea - Novalon convention bail de locaux RD Nuvaring and DR 21.4.2.4, file 2 - 2011-06-30 - Odyssea - Novalon convention de bail de locaux RD Zoladex in the Disclosed Information);

(f)	the Pantarhei Joint Venture Agreement.

For the avoidance of doubt, when the Sellers’ Warranty is repeated at Closing the qualifications in paragraphs 1.5(a) to 1.5(f) shall not apply, and other than that execution of the Transaction, Closing and related transactions would constitute a breach of:

(a)	the BNP Leases; or

(b)	the Gedeon Richter Agreement.

1.6	the Gedeon Richter Agreement. The Civil Company is duly incorporated and validly existing under the laws of the jurisdiction in which it was incorporated. The copy of the articles of association of the Civil Company as set forth in the Data Room under the number DR 22.14, file 15 - Société Civile Uteron Pharma Participations I - Deed of Incorporation is true, accurate and not misleading. The Securities set out in Part 2 of Exhibit 3.1 that are indicated as contributed to the Civil Company were validly contributed to the Civil Company and the Civil Company is duly authorised to sell such Securities on the terms of this Agreement and enter into this Agreement on behalf of the members of the Civil Company. So far as the Sellers are aware, no material fact or matter was not disclosed to the shareholders of the Civil Company that might reasonably affect the willingness of such members to contribute their Securities to the Civil Company on the terms of the articles of association of the Civil Company. Stijn Van Rompay and François Fornieri are duly authorised to execute this Agreement on behalf of each of the Civil Company and the members of the Civil Company via the Civil Company.

1.7	Each of the €10 Security Holders has the requisite capacity and authority to enter into and perform the €10 Option. The €10 Options constitute binding obligations of the parties thereto and are enforceable in accordance with their respective terms. Upon exercise, Majocepi and/or François Fornieri and/or Stijn Van Rompay shall be the legal and beneficial owner of the €10 Securities to be transferred pursuant to the relevant €10 Option.

1.8	So far as the Sellers are aware, no holder of Securities in the Company has given any indication of seeking to challenge the validity of the transactions contemplated by this Agreement, including the establishment of the Civil Company, the €10 Options and the Joint Venture Options.

2	The Securities

2.1	As at the date of this Agreement, each of the Sellers is the sole legal and beneficial owner of the Securities set opposite its name in Part 1 of Exhibit 3.1 and the Shares constitute the whole of the issued and allotted share capital of Uteron Pharma and are fully paid and the shares to be issued following exercise of the Warrants (other than the Pantarhei Securities) constitute the whole of the shares that could be issued after the date of this Agreement.

2.2	If by Closing none of the Warrants are exercised and the Estetra Call Option is exercised, each of the Sellers and Pantarhei will be the sole legal and beneficial owner of the Shares and Warrants set opposite its name in Part 4 of Exhibit 3.1 and the Shares constitute the whole of the issued and allotted share capital of Uteron Pharma and are fully paid.

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2.3	The information contained or referred to in Part 1 of Appendix 1 is true and accurate and not misleading at the date of this Agreement, except:

(a)	the issue of the Pantarhei Securities;

(b)	the shares issued and the capital increase following exercise of Warrants, if any;

(c)	the transfer of Securities following exercise of the €10 Options;

(d)	the transfer of Novalon shares under Novalon Put Option;

(e)	the transfer of Uteron Pharma Technologies shares under the UPT Call Options;

(f)	the transfer of Estetra shares under the Estetra Call Option;

(g)	the transfer of a Femalon share under the Femalon SPA.

2.4	The information contained or referred to in Part 2 of Appendix 1 is true and accurate and not misleading at Closing, except the shares issued and the capital increase following the exercise of Warrants, if any.

2.5	There is no Encumbrance on, over or affecting the Securities or any of them, nor any agreement or commitment to create any such Encumbrance and no claim has been made that any person is entitled to any such Encumbrance, except at the date of this Agreement only (and not at Closing):

(a)	the Investment Agreements;

(b)	the Warrants;

(c)	the €10 Options;

(d)	Jean-Michel Foidart as manager of Majocepi, indicated in the credit facility letter of ING Banque SA of 15 October 2012 to “pledge the Uteron shares” (“mise en gage des actions Uteron”) (see DR 2.2.1, file 2 - ING loan extension document (part 1), DR 2.2.1., file 3 - ING Loan extension document (part 2), and DR 2.2.1, file 5 copie courier Uteron Pharma du 30 11 2012), which will be released before Closing.

(e)	a transfer agreement has been entered into between Saffelberg Investments SA, as seller, and François Fornieri, Stijn Van Rompay and Majocepi, as purchasers, on 17 December 2012 in relation to the transfer of 500,000 shares in Uteron Pharma, which will be deemed dissolved if the Agreement would not have been entered into by 30 June 2013 at the latest, or if the Closing would not take place by that date, and in such case, the 500,000 shares will transfer back to Saffelberg Investments SA and the put option agreement and call option agreement with respect to the 500,000 shares in Uteron Pharma, would be reinstated in full force and effect. See following documents in the Disclosed Information:

(i)	DR 22.12, file 2 - call option Saffelberg;

(ii)	DR 18.16, file 2 - 3) 2012-03-23 Fornieri - SVR - Majocepi - Saffelberg - put option agreement;

(iii)	DR 22.12, file 1 - Saffelberg Investments - SVR - FF - Majocepi - Share Transfer Agreement 17_12_2012;

(f)	a shareholders’ agreement exists between François Fornieri, Stijn Van Rompay, Pieter Van Rompay, Jean-Michel Foidart, Yima SPRL and Majocepi SPRL which is dated 22 February 2011 regarding the redistribution of their shares in Uteron Pharma, and which shall be terminated upon Closing. See DR 18.6, file 3 - 4) 2011-02-22 FF - JMF - SVR - PVR - MAJOCEPI - YIMA contract tussen aandeelhouders.

(g)	Robert Taub (the purchaser) and François Fornieri and Majocepi SPRL (the sellers) and Uteron Pharma (the company) agreed in the addendum to the SPA dated 7 March 2011 that the sellers unconditionally and irrevocably grant an option to the purchaser to acquire 952 shares (x20) in Uteron Pharma at a price of EUR 136.50 per share (/20). This option can be exercised during a period of 42 calender months from the signing date of the addendum. See DR 20.1.7.3.3., file 16 - SPA Taub - addendum May 2011 and DR 20.1.7.3.3, file 7 - SPA Taub May 2011 in the Disclosed Information. This option will be terminated on Closing pursuant to a waiver letter from Robert Taub dated on or around the date of this Agreement provided that such waiver letter shall be dissolved and the option unless will be reinstated unless Closing occurs before 1 April 2013.

For the avoidance of doubt, when this Sellers’ Warranty is repeated at Closing the qualifications in paragraphs 2.5(a) to 2.5(g) shall not apply.

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2.6	The number of Group Securities in each of the Subsidiaries set out in Part 2 of Appendix 1 which are, at Closing (but not at the date of this Agreement), owned by the person set against them in Part 2 of Appendix 1, free from Encumbrances comprise the whole of the issued and allotted share capital of the Subsidiaries, respectively, and all of them are fully paid-up and at Closing (but not at the date of this Agreement), there are no rights to subscribe for any securities (whether debt or equity) in any of the Subsidiaries.

2.7	There are no contracts, agreements or arrangements outstanding which call for the allotment, issue or transfer of, or accord to any person the right to call for the allotment, issue or transfer of, the Securities, or any other shares, or any debentures in or securities of any of the Companies, except at the date of this Agreement only (and not at Closing):

(a)	the Warrants

(b)	the €10 Options;

(c)	the Joint Venture Options (including the Pantarhei Drag Right;

(d)	the Pantarhei Joint Venture Agreement, which contains several call and put options on shares in Estetra and the obligation to issue warrants to Pantarhei and will be deemed terminated upon completion of the exercise of the Estetra Call Option;

(e)	the option agreement entered into between Uteron Pharma and Pantarhei on 20 July 2011 contains a call option on the shares in Estetra owned by Pantarhei, which agreement will be deemed terminated upon completion of the exercise of the Estetra Call Option (see DR 9.1.1, file 32 - UP - Estetra - Pantarhei option agreement Jul 2011);

(f)

the subscription and shareholders’ Agreement between Uteron Pharma (the company) and François Fornieri, Jean-Michel Foidart, Stijn Van Rompay, Pieter Van Rompay, Yima SPRL, Majocepi SPRL (the main existing shareholders) and Cheniclem Private Equity SA, Corpar SA, NomaInvest SA, Philippe Van Genechten, Didier Van Genechten, PPMD (the investors), dated 5 April 2011, Uteron Pharma shall procure (and the main existing shareholders shall cause Uteron Pharma to procure) that prior to proceeding with any sale or other transfer, whether directly or indirectly, of the assets or shares of Odyssea Pharma or a substantial part thereof, the board of directors will grant to the investors, Jean-Michel Foidart, Majocepi SPRL, François Fornieri and Yima SPRL, pro-rata to their total shareholding in Uteron Pharma, the right to purchase those assets or shares at the same conditions as those that would apply to a sale to a third party; the investors, Jean-Michel

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Foidart and Majocepi SPRL, François Fornieri and Yima SPRL have a period of sixty days within which to exercise this right-of-first-refusal. See DR 18.16, file 6 - 19)2011-04-05 Fornieri - Van Genechten - Majocepi - Etc. subscription and shareholders’ agreement UP. This agreement shall be terminated at the Closing Date pursuant to Article 22 of this Agreement;

(g)	the shareholders’ agreement dated 1 February 2006 in relation to Uteron Pharma Technologies, which contains some call and put options and will be terminated before or at Closing in accordance with the UPT Call Options. See DR 18.16, file 7 - 20) 2006-02-01 Uteron Pharma Conv Actionnaires 2006; and

(h)	François Fornieri, Jean-Michel Foidart (signed on behalf of Majocepi) and Stijn Van Rompay engaged themselves in the credit facility of 15 October 2012 to proceed to a capital increase or provide funds to Uteron Pharma so that Uteron Pharma would be able to repay the ING Facility.

For the avoidance of doubt, when this Sellers’ Warranty is repeated at Closing the qualifications in paragraphs 2.7(a) to 2.7(h) shall not apply.

2.8	The Transaction has been approved by the board of Uteron Pharma in accordance with the Articles of Association and therefore all holders of Shares and Warrants cannot exercise pre-emption rights in the Articles of Association in respect of the issue of Shares under the Pantarhei Option, the transfer of Securities to the Civil Company, the transfer of the €10 Securities to the Majority Sellers and the sale and purchase of all of the Securities of the Company to the Purchaser.

2.9	A list of all Investment Agreements is set out in Exhibit 14.

3	The Group

3.1	The Company is duly incorporated and validly existing under the laws of the jurisdiction in which it is incorporated.

3.2	The Subsidiaries are the only subsidiaries of the Company and the Company does not have and has never had any subsidiary other than the Subsidiaries and other than Novalon.

4	Insolvency

4.1	The Company has not:

(a)	entered into any collective arrangement or composition for the benefit of its creditors or some of them nor has it (or its agent or nominee) convened a meeting of its creditors for the purpose of agreeing on a collective arrangement or composition;

(b)	submitted to its creditors or any of them a proposal under the amended 31 January 2009 Belgian law on the companies’ continuity “loi relative à la continuité des entreprises/Wet betreffende de continuïteit van de ondernemingen” or the amended 8 August 1997 Belgian law on bankruptcy “loi sur les faillites/ Faillissementswet”;

(c)	entered into any arrangement, scheme, compromise, moratorium or composition with any of its creditors under the amended 31 January 2009 Belgian law on the companies’ continuity “loi relative à la continuité des entreprises/Wet betreffende de continuïteit van de ondernemingen” or the amended 8 August 1997 Belgian law on bankruptcy “loi sur les faillites/ Faillissementswet”);

(d)	presented a petition for winding up (faillissement / liquidation judiciaire), nor has / a petition for winding up (faillissement / liquidation judiciaire) been presented against it which has not been withdrawn within 5 Business Days, nor has a winding up order been made against it or a provisional liquidator appointed;

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(e)	been the subject of a resolution for voluntary winding up (ontbinding / dissolution) nor has a meeting of its shareholders been called to consider a resolution for winding up;

(f)	had an administrative receiver (voorlopig bewindvoerder / administrateur provisoire) or receiver (curator / curateur) appointed in respect of all or any of its assets; or

(g)	had a written demand for the payment of sums due served upon it in accordance with section 123(1)(a) Insolvency Act 1986 which has not been settled or disputed.

4.2	So far as the Sellers are aware, there are no legal grounds that could lead to the annulment of the Company.

4.3	The Company has not been dissolved by a court decision nor it is subject to a judicial procedure pursuant to the amended 31 January 2009 Belgian law on the companies’ continuity “loi relative à la continuité des entreprises/Wet betreffende de continuïteit van de ondernemingen” or the amended 8 August 1997 Belgian law on bankruptcy “loi sur les faillites/ Faillissementswet”. There is no request pending or, so far as the Sellers are aware, threatened for any such decision and there are no legal grounds that could justify any such decision taking into consideration however, that:

(a)	the net equity of Estetra, Odyssea Pharma and Uteron Pharma Operations is negative, as set forth in the Annual Accounts, therefore, in accordance with article 634 of the Belgian Company Code, anyone can request the dissolution of those Companies in court. Moreover, the procedure set forth in article 633 of the Company Code is applicable to those Companies. The net equity on a consolidated basis, as set forth in the Management Accounts, is negative. Reference is made to the following documents in the Data Room:

(i)	DR 2.1.2.1, file 2 - BNB Estetra New VMB;

(ii)	DR 2.1.2.3, file 2 - Odyssea BNB VMB;

(iii)	DR 2.1.2.5, file 2 - UPO BNB VMB;

(iv)	DR 18.9, file 1 - Feline Overview unaudited financials Sept 2012 (9m);

(b)	Uteron Pharma has given a letter of support to Odyssea Pharma as to provide sufficient funds to Odyssea Pharma to meet its liabilities under the immovable leasing agreement entered into with ING Lease Belgium SA, which will terminate at the annual general meeting to be held in 2013 which will approve the accounts over the financial year 2012 (see DR 2.2.1, file 4 - letter of support).

4.4	The Company is not:

(a)	the subject of an interim order pursuant to Schedule A1 Insolvency Act 1986 nor has it made an application to court for such an order;

(b)	the subject of an administration order, nor has a resolution been passed by the Directors or shareholders for the presentation of an application for such an order nor has an application for such an order been presented or come into force in accordance with the Insolvency Act 1986; or

(c)	subject to a resolution passed by the Directors or the shareholders for notice of intention to appoint an administrator or notice of appointment of an administrator to be filed with a

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court, nor has a notice of intention to appoint an administrator or notice of appointment of an administrator been filed with a court by the holder of a qualifying floating charge, by the Company or its Directors in accordance with the Insolvency Act 1986.

4.5	The Company has not had any enforcement action taken against any of its assets nor is it insolvent or unable to pay its debts as and when they fall due (as such expression is defined in either sub-section (1)(e) or sub-section (2) of section 123 Insolvency Act 1986) (omitting the words “proved to the satisfaction of the court”).

4.6	The Company has not entered into any material transaction at an undervalue nor been given a preference to which section 238, 239 or 423 Insolvency Act 1986 apply or, so far as the Sellers are aware, which may otherwise be liable to be set aside or avoided for any reason in accordance with such Act.

4.7	The Company has not entered into or suffered nor has there occurred any proceedings equivalent or similar to those specified under Sellers’ Warranties 4.1 to 4.6 above under the laws of any applicable jurisdiction.

4.8	The transactions contemplated by this Agreement will not cause the Seller to suffer any of the proceedings in Sellers’ Warranties 4.1 to 4.6 above or any analogous proceedings.

5	Effect of the Agreement

The execution of this Agreement and the observance and performance the provisions thereof will not result in any material present or future indebtedness of the Company becoming due and payable, or, so far as the Sellers are aware, capable of being declared due and payable, prior to its stated maturity date or in any financial facility of the Company being withdrawn.

6	Partnerships and joint ventures

The Company is not party to any outstanding joint venture, consortium, partnership or profit sharing arrangement or joint venture, consortium, partnership or profit sharing agreement (which do not include, for the avoidance of doubt, license agreements or agreements under which royalties or variable payments are due). The Company has no material obligations or liabilities under such arrangements or agreements that have terminated or expired.

7	Share capital and dividends

The Company has not at any time:

(a)	repaid, redeemed or purchased or agreed to repay, redeem or purchase any securities or shares of any class of its share capital or otherwise reduced or agreed to reduce its issued share capital or any class thereof;

(b)	issued or agreed or resolved to issue securities or shares of any class otherwise than for cash; or

(c)	declared, paid or made a dividend or other distribution otherwise than in accordance with the Articles of Association of the Company and the applicable provisions of the Companies Acts 1985 to 2006.

8	Commissions

No person is entitled to receive from the Company any finder’s fee, brokerage or other commission in connection with the sale and purchase of the Securities or any previous attempts to sell any Company or, otherwise than if paid in full, any previous initial public offering of the Group.

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9	Arrangements with the Sellers

9.1	Save in respect of any completed acquisition or disposal agreements, there are not currently outstanding (i.e. with any outstanding rights, liabilities or obligations, whether actual or contingent) any contracts, agreements or arrangements (including, without limitation, customer and supply contracts) to which the Company and any Seller (excluding the Civil Company Members) or any Director (excluding any Company in its capacity as a director of another Company) or holder of any securities of the Company or any of their respective Affiliates is party or to which a Seller or any of its Affiliates is otherwise interested. There are no completed acquisition or disposal agreements under which the Company has any outstanding liabilities or obligations and to which the Company and any Seller (excluding the Civil Company Members) or any Director (excluding any Company in its capacity as a director another Company) or holder of any securities of the Company or any of their respective Affiliates is party. So far as the Sellers are aware there are no such material contracts, agreements or arrangements between the Company and the Civil Company Members. The Company has no outstanding obligations or liabilities under any such agreements or arrangements that have terminated or expired.

9.2	None of the Majority Sellers or their Affiliates have any interest, directly or indirectly in any Restricted Business and none of them has entered into any agreement or arrangement for the acquisition of an interest in a business that would be a Restricted Business.

9.3	There is no outstanding indebtedness or other liability (actual or contingent) (excluding intra-Group) (or any guarantee or security for such indebtedness or liability) owing by the Company to any director of any member of the Group, or owing to the Company by director of any member of the Group, save for (i) current month salary or fees under consultancy agreements entered into with such directors as referred to in the Disclosure Letter, (ii) accrued but unpaid bonuses under bonus schemes disclosed to the Purchaser as referred to in the Disclosure Letter, and (iii) expenses and holiday pay accrued and due under their contracts of employment or consultancy agreements referred to above.

9.4	Save as provided for in the documents entered into in connection with this Agreement, the Business does not depend on the use of assets owned by or facilities or services provided by any of the Sellers or their Affiliates.

10	Accuracy of information

10.1	The copy of the Articles of Association of the Company referred to in the Disclosure Letter is true, accurate and complete as at the date of this Agreement and, other than for the number of shares and amount of the share capital which needs to be amended in the Articles of Association following the issue of shares on exercise of the Warrants and the Estetra Call Option. at Closing.

10.2	The share register of the Company referred to in the Disclosure Letter contains a true, accurate and complete record of the current shareholders of the relevant company as at the date of this Agreement and, other than for shares to be issued on exercise of any Warrants and the Estetra Call Option and any shares to be transferred pursuant to the Joint Venture Option and the €10 Options, at Closing and the Company has not received any written notice (which is still current) that the register is incorrect or incomplete or should be rectified.

10.3	The records, statutory books and books of account of the Company are duly written up and maintained in accordance with all applicable legal requirements in all material respects and all such books and all records and documents (including, without limitation, all documents of title, accounts, books, ledgers and contracts to which it is a party) which are the property of the Company are in its possession or under its control and all accounts, documents, returns and forms required to be filed with the clerk’s office of the competent Commercial Court have been in all material respects duly and correctly delivered or made.

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10.4	The statements of fact (excluding any forecasts or other statements in relation to the future) contained in the Legal DD Report were true and accurate in all material respects and not misleading either by inclusion or omission at the date when the relevant report was issued having regard to the purposes for which the report was prepared, namely a proposed initial public offering of the Company, and subject to the limitations set forth in the Legal DD Report Reliance Letter and the Legal DD Report itself.

10.5	The Sellers have not deliberately or recklessly concealed any material fact or matter from the Purchaser, the disclosure of which so far as the Sellers are aware might reasonably affect the willingness of the Purchaser to acquire the Securities or the price or the Purchaser’s acceptance of the material terms of the Agreement.

11	Annual Accounts

Annual Accounts

11.1	The Annual Accounts of the Company

(a)	have been prepared in accordance with Belgian GAAP applied on a consistent basis since the incorporation of the Company;

(b)	fairly and truly reflect the assets, liabilities, Net Asset Value, financial position, solvency, liquidity and results of the Company on the dates and for the period indicated, in accordance with Belgian GAAP;

(c)	are not distorted by (i) any items of an unusual or non-recurring nature that have not been concluded at arm’s length or (ii) the results of transactions with persons, companies or any third party directly or indirectly related to the Sellers, that have not been concluded at arm’s length.

11.2	The Annual Accounts of the Company have been certified without reservations and with an emphasis of the matter paragraph regarding “going concern” by the Company’s statutory auditor.

11.3	The Group is not required to prepare audited accounts on a consolidated basis in accordance with Belgian law.

General

11.4	On the Annual Accounts Date, the Company had no obligations, liabilities or commitments, conditional or not, fallen due or not, which were not included or accounted for in the Annual Accounts or for which no provisions have been made therein and which were required to be so included or accounted for in accordance with Belgian GAAP.

11.5	Except for the 2012 annual accounts, the Company has fulfilled its obligations to approve and publish its annual accounts since its incorporation.

11.6	The Company has kept their books and records in accordance with the applicable statutory requirements in all material respects. The accounting records of the Company are complete and correct in all material respects to the extent required by such statutory requirements and are able to give the information required according to the applicable legislation.

12	Management Accounts

12.1	The Management Accounts have been prepared in accordance with IFRS as adopted by the European Union.

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12.2	The Management Accounts:

(a)	have been prepared in accordance with due care on a basis consistent with that upon which the management accounts of the Company for the preceding 12 calendar months were prepared (i.e. balance sheet and profit-and-loss account);

(b)	disclose with reasonable accuracy the financial position of the Company at the date at which they have been prepared and for the period to which they relate;

(c)	are not misleading in any material respect; and

(d)	are not distorted by any unusual or non-recurring item that has not been entered into at arm’s length.

12.3	At the Management Accounts Date, the Company has no material off balance liabilities (excluding operating leases) in the meaning of IFRS as adopted by the European Union which have not been reflected in the Management Accounts. Off balance sheet liabilities do not include, for the avoidance of doubt, liabilities which would arise from the agreements entered into in the ordinary course of business between the Company and its suppliers or customers.

12.4	Save as disclosed against Sellers’ Warranty 16.1, the Companies have no operating leases.

13	Events since the Annual Accounts Date

Since the Annual Accounts Date, save as specifically included or accounted for in the Management Accounts:

(a)	the business of the Company has been carried on in the ordinary course and so as to maintain it as a going concern;

(b)	the Company has not acquired or disposed of or agreed to acquire or dispose of any material business or any material asset (other than trading stock in the ordinary course of business), shares in any company or assumed or incurred or agreed to assume or incur any material liabilities or obligations, which can be enforced against the Company;

(c)	no loan made by or to the Company which remains outstanding has become due and payable in whole or in part in advance of its stated maturity otherwise than in the ordinary course of its business;

(d)	the Company has not borrowed or done a capital increase or taken up any financial facilities and the Company has not repaid any borrowing or indebtedness in advance of its stated maturity otherwise than in the ordinary course of its business;

(e)	no dividend or other distribution to the shareholders (whether in cash, stock or in kind) has been declared, authorised, paid or made, by the Company (except for any dividends provided for in the Management Accounts);

(f)	no resolution of the shareholders of the Company has been passed;

(g)	the Company has not changed its accounting reference date;

(h)	no change has been made in the emoluments or other terms of employment of any of the Employees who are in receipt of remuneration in excess of EUR 60,000 per annum or of any of the Directors and the Company has not paid any bonus or special remuneration to any such Employee or any Director;

(i)	no liability or contingent liability for Taxation has arisen otherwise than as a result of trading activities of the Companies in the ordinary course of business;

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(j)	the terms (including as to amount) of any material commission, rebate or discount agreements or arrangements between the Company and its suppliers or customers have not been materially altered or renegotiated other than in the ordinary course of business;

(k)	the Company has not entered into any contract under which the sum payable or receivable by it or another member of the Group would exceed EUR 250,000 per annum (excluding VAT);

(l)	no emoluments, consultancy or management fees have become payable or been paid by the Company other than to (i) the Employees, Workers, Directors in the ordinary course of business and pursuant to the terms of employment or engagement set forth in the Disclosed Information, (ii) the other Companies in the ordinary course of business and (iii) other than any amounts which have been specifically taken into account for the calculation of the Net Debt;

(m)	the Company has not allotted, issued, repaid or redeemed or agreed to allot, issue, repay or redeem any share or loan capital;

(n)	the Company has not created any Encumbrance over the whole or any material part of any of its assets; or

(o)	the Company has not agreed to do any of the matters contemplated by or referred to in paragraphs (a) to (n) (inclusive) above.

14	Capital Expenditure

There is no committed capital expenditure in the meaning of IFRS as adopted by the European Union (i.e. on tangible assets) of the Company outstanding in excess of EUR 100,000 in respect of any individual item and EUR 500,000 in aggregate.

15	Trading arrangements

15.1	The Company is not a party to any contract, arrangement or commitment which:

(a)	was entered into otherwise than on an arm’s length basis or otherwise than in the ordinary course of business; or

(b)	contains covenants materially limiting or excluding the Company’s right to do business and/or to compete in any area or in any field or with any person; or

(c)	relates to the material supply of goods and/or services by or to the Company (whether or not legally enforceable) under or in relation to which material retrospective or future discounts, price reductions or other incentives have been or are proposed to be given by or to the Company (save for agreements entered into with Workers or Employees); or

(d)	save for agreements entered into with Employees, save for any non-disclosure agreements and save for agreements of an indefinite duration in which the notice to be given is not specified, is incapable of termination in accordance with its terms by the Company on twelve calendar months’ notice or less and the inability to terminate on less notice could reasonably be material to the Company.

15.2	Attached to the Disclosure Letter are copies of all standard terms and conditions included on the Companies’ invoices.

15.3	The contracts identified as such in the Disclosure Letter are all the Key Contracts (excluding confidentiality and nondisclosure agreements). Full and complete copies of all Key Contracts (excluding confidentiality and non-disclosure agreements) are referred to in the Disclosure Letter together with a description of any instance where the terms of any Key Contract are varied, materially deviated from in practice or otherwise are not adhered.

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15.4	The Company is not in material breach of any of the Key Contracts nor, so far as the Sellers are aware, is any other party to any Key Contract.

15.5	None of the Key Contracts is invalid, nor are there any grounds (and, so far as the Sellers are aware, there are no facts or circumstances likely to provide grounds) for termination for cause, rescission (ontbinding/dissolution), avoidance (nietigheid/nullité) or repudiation of any Key Contract.

15.6	The Company does not have any history of recurring claims, or other recurring complaints, made by the same customer, supplier or distributor of the Company or in relation to the same supplier’s or distributor’s goods and/or services by different customers.

15.7	The Company has not manufactured (other than in connection with the research and development of the Products and the clinical trials for the Products in the ordinary course of business), sold or distributed any products or supplied any services prior to the date of this Agreement.

15.8	The Company has not delegated any powers under a power of attorney which remains in effect and no person has authority (express, implied or ostensible) to enter into any contract or commitment or to do anything on behalf of the Company (other than in accordance with applicable legislation and the Articles of Association and other than any ostensible or implied authorities to directors or employees and consultants of the Companies to enter into routine contracts or perform administrative formalities in the normal course of their duties). A true, accurate and not misleading summary of all bank mandates for the Company’s bank accounts are included in the Disclosure Information.

15.9	The Company is not a party to any agreement (excluding any employment contracts with Employees or contracts for consultancy services with Workers included in the Disclosed information), arrangement, concerted practice or course of conduct which means that it enjoys an exclusive relationship with any customer, supplier or distributor.

15.10	There is no current material activity or service (including but not limited to payroll, accounting or other administrative services) being carried on for the benefit of or provided to the Company by a third party (which does not include Workers or Employees) which, in the three years preceding the date of this Agreement, was carried on by the Company.

15.11	The Company did not, and the Group when taken as a whole did not, receive revenue in the framework of its Business from third parties exceeding Euro 5 million in the financial year ending on 31 December 2012. For the avoidance of doubt, this does not include grants that have been received or capital increases that have been done, or loans that have been received.

16	Assets

16.1	All the assets and property used or held by the Company which are necessary for the carrying on the Business, excluding Licensed Business IP and the Properties, are its absolute property and in its possession and control and none is the subject of any Encumbrance (excepting any lien arising by operation of law in the ordinary course of trading) or the subject of any leasing, hire, hire-purchase, retention of title, conditional sale or credit sale agreement in respect of which in excess of EUR 100,000 per year or EUR 250,000 in aggregate per agreement is payable.

16.2	The assets and rights owned or held by or leased or licensed to the Company, together with assets held under any lease, finance lease, hire, hire purchase and rental or credit sale agreements comprise all material rights and assets reasonably necessary for the operation of the Business at the Closing Date.

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16.3	There are disclosed in the Disclosed Information true and accurate copies of all asset leasing, hire, hire-purchase, conditional sale or credit sale agreement terms in respect of which in excess of EUR 100,000 per year is payable.

16.4	The fixed asset register of the Company (a copy of which is included in the Disclosed Information) comprises a complete and accurate record in all material (i.e. having a book value in excess of EUR 100,000) respects of all material plant and machinery, vehicles, office and other equipment owned, used or possessed by the Company at the date such fixed asset register is drawn up (and such register or registers accurately reflect in all material respects whether such plant and machinery, vehicles or equipment are owned or leased by the Company).

16.5	Each material item of plant and machinery (including fixed plant and machinery, all vehicles and office and other equipment) owned or used by the Company in the operation of the Business, subject to normal wear and tear having regard to its age and use, is in good repair, condition and working order and has been regularly and properly maintained and none is dangerous, inefficient, out of date, unsuitable for the purposes for which it is currently used or could reasonably be considered to be in need of renewal or replacement.

17	Debts

17.1	None of the book debts owing to the Company included in the Management Accounts of the Company have been outstanding for more than three calendar months from their due dates for payment and all such debts have realised or, so far as the Sellers are aware, will realise in the normal course of collection their full value as included in the Management Accounts.

17.2	No debt owing to the Company is subject to any right of set-off (or other right of retention) or counterclaim, other than as applicable by virtue of law, and no notice or, so far as the Sellers are aware, indication has been received by the Company that any such debt is bad or doubtful.

17.3	The Company has not granted credit terms to any debtor, in respect of credit exceeding at any one time the aggregate sum of EUR 50,000, exceeding customarily granted credit terms plus 30 days.

18	Bank accounts, borrowings and lendings

18.1	Confirmation of bankers, account names and bank account numbers in respect of the bank accounts maintained by the Company and the limits on the Company’s bank overdraft facilities are set out in the Disclosed Information.

18.2	The total amount borrowed by the Company does not exceed any limitation on its borrowing powers contained in its Articles of Association, or in any debenture or other deed or document binding on it.

18.3	The Company does not have outstanding, nor has agreed to create or issue, any bonds (obligaties / obligations) nor has any outstanding borrowings (which do not include for the avoidance of doubt, ordinary course trade payables that have not yet been settled), nor has it factored any of its debts, or engaged in financing of a type which would not be required to be shown or reflected in the Management Accounts or Annual Accounts (if these would be existing at the Annual Accounts Date), or borrowed any money which it has not repaid (which do not include for the avoidance of doubt, ordinary course trade payables that have not yet been settled), except for borrowings not exceeding the amounts shown in the Management Accounts.

18.4	The Company has not received written notice requiring it to repay prior to its stipulated due date any bonds (obligaties / obligations) or borrowed money.

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18.5	In relation to the Facilities:

(a)	there are included in the Disclosed Information full and complete copies of the agreements relating to the Facilities;

(b)	the Company is not in contravention of, or non-compliance with, any material provision of any agreement relating to any of the Facilities;

(c)	no steps for the early repayment of any indebtedness arising from the Facilities have been taken or threatened against the Company in writing;

(d)	so far as the Sellers are aware no circumstances exist or have arisen as a result of which the continuation of any of the Facilities might cease or be prejudiced, or which may give rise to any material alteration in the terms and conditions of any of the Facilities; and

(e)	none of the Facilities or any other borrowing is dependent on the guarantee or indemnity of, or any security provided by, any party other than any of the Companies.

18.6	The Company has no liability or contingent liability under any guarantee, indemnity or other agreement to secure or incur a financial or other obligation relating to the failure of another person (other than any of the other Companies) to perform its obligations.

18.7	The ING Leases constitute all finace lease and immovable lease agreements entered into prior to and outstanding as at the date of this Agreement by a Company and ING or any other undertaking in the same group as ING.

19	Employees and Consultants

19.1	The schedule of employees of the Company referred to in the Disclosure Letter contains a true, accurate and complete list of all Employees, their salaries, dates of commencement of continuous service, notice periods (only if it deviates from the statutory provisions on the duration of notice periods as laid down in the Belgian Employment Contracts Act of 3 July 1978, as interpreted by the Belgian case-law), job title, bonus entitlements and other key employment benefits as at 18 January 2013. Such information has not materially changed since the date of the schedule.

19.2	The Disclosure Letter refers to copies of, or where no agreement or documents exist, full and accurate details of the following:

(a)	all Directors’ management agreements and, save for employment contracts that are substantially in the form of the pro-forma contracts referred to in Sellers’ Warranty 19.2(b) employment agreements for any other Employees earning a basic salary (annual base gross salary, including vacation pay and 13th month) in excess of EUR 70,000 per annum;

(b)	examples of all pro-forma contracts of employment for all other Employees;

(c)	staff/employee handbook (work rules), and Company rules governing any other benefits, procedures, schemes or policies relating to Employees and Workers; and

(d)	all employee bonus schemes, profit share schemes, share schemes, share option schemes, commission schemes or arrangements, phantom share option schemes or stock appreciation rights and any other employee incentive scheme now in force or due to enter into force.

19.3	No offer of a contract of service or for services has been made by the Company to any individual whose basic salary will exceed EUR 70,000 per annum which has not yet been accepted or which has been accepted but where the individual’s employment/engagement has not yet started.

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19.4	Other than Employees or Workers on maternity or paternity leave, short term sick leave or short term sabbatical leave, there is no person previously employed or engaged by the Company who now has or may have a statutory or contractual right to return to work or to be re-instated or re-engaged by the Company.

19.5	Since the Annual Accounts Date, the Company has not received written notice of any general wage claim introduced by an Employee.

19.6	Other than the Employee Warrant Plan as referred to in the Disclosure Letter, the Company does not have in existence nor is it proposing to introduce, and none of its Directors, Employees or Workers participates in (whether or not established by the Company) any employee share option plan, employee share trust, share incentive scheme, share option scheme or profit sharing scheme or any scheme under which any present or former director, officer, employee or worker of the Company is entitled to a commission or remuneration of any other sort to be paid by the Company calculated by reference to the whole or part of the turnover, profits or sales of the Company or any other person, firm or company, including any profit related pay scheme and since the Annual Accounts Date, the Company has not issued any equity awards to any Directors, Employees or Workers. There are no Warrants offered and accepted or otherwise outstanding under the Employee Warrant Plan other than the Warrants set out in Part A of Exhibit 3.1 and between the date of this Agreement and Closing, no further Warrants could be offered under any employee warrant plan.

19.7	The Company has not made or agreed to make any payment to any Employee, Worker or Director or provided or agreed to provide any benefit or change in terms and conditions of employment in connection with the sale and purchase contemplated under this Agreement.

19.8	Within a period of 12 calendar months preceding the date of this Agreement, the Company has not:

(a)	given notice of any collective dismissal (or the equivalent applicable in the relevant jurisdiction) to the Secretary of State (or the equivalent individual or body applicable in the relevant jurisdiction);

(b)	started consultations with an independent trade union or workers’ representatives in relation to any collective dismissal or in relation to any collective bargaining process or under the legislation implemented by the directive 2001/23 and no such action was made under the Belgian companies’ continuity law “loi relative à la continuité des entreprises /Wet betreffende de continuïteit van de ondernemingen”; and

(c)	failed to comply with any obligation in relation to a collective dismissal, a collective bargaining arrangement, or a transfer of an undertaking.

19.9	No Employees have a contractual notice period of greater than six calendar months (from either the relevant employee or the Company) save by virtue of the application of statutory provisions on the duration of notice periods as laid down in the Belgian Employment contracts Act of 3 July 1978, as interpreted by the Belgian case-law.

19.10	No Employee has a contractual entitlement to a redundancy payment greater than that required by statute (or local applicable law) and there have been no redundancies or collective dismissals within the period of two years before Closing.

19.11	The Disclosed Information lists all Workers, and contains full and accurate details of, the terms on which the Workers provide services to the Company, including in relation to each individual:

(a)	their name;

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(b)	the location at which the services are provided;

(c)	the capacity in which they are engaged by the Company (e.g. consultant, worker supplied by an agency, non-executive or director or officer, in person or through a management company); and

(d)	their remuneration (including any benefits provided, whether or not contractual entitlements).

together with complete and accurate copies of all contracts under which they are engaged.

19.12	The Company has complied in all material respects with all its statutory obligations to or in respect of its Employees and Workers arising out of their terms and conditions of employment and no amount due to or in respect of any such employee is in arrears and unpaid other than salary, bonuses paid under bonus schemes disclosed to the Purchaser or reimbursement of expenses for the month current at the date of this Agreement.

19.13	No Employee whose basic salary exceeds EUR 70,000 per annum has given notice to terminate his contract of employment or is under notice of dismissal. No Worker whose basic consultancy fee exceeds EUR 70,000 per annum has given notice to terminate his management or consultancy agreement or is under notice of termination.

19.14	There is no recognition agreement between the Company and any trade union in relation to any of the Employees and the Disclosure Letter contains particulars of all collective bargaining, procedural and/or other agreements or arrangements entered into at Company level, with any trade union, works or supervisory council, staff association or other representative body relating to any Employee or Worker.

19.15	There is no, nor at any time during the six calendar months preceding the date of this Agreement has there been any, strike or similar industrial action taken by or in relation to the Employees or Workers.

19.16	There are no current, or pending investigations, grievances or disciplinary procedures (including, without limitation, any grievance or disciplinary appeals), or litigation, relating to any Employee or Worker or former employee or Worker in which the Company is involved, and, so far as the Sellers are aware, there are no circumstances existing at the date of this Agreement likely to give rise to any such investigations, grievances, disciplinary procedures, or litigation.

19.17	There are no terms of employment or engagement for any Employee or Worker which provide that a change of control of the Company (including pursuant to the transaction contemplated by this Agreement) will entitle him to any payment or benefit, to treat himself as redundant or otherwise dismissed, or released from any obligation.

19.18	So far as the Sellers are aware, no Employee or Worker whose basic salary or consultancy fee exceeds EUR 70,000 per annum will leave the Company (other than as may be provided for in this Agreement) or be entitled to treat himself as redundant or otherwise dismissed or released from any obligation incurred in connection with being an Employee or Worker.

19.19	So far as the Sellers are aware, there are no material liabilities from which any of the Directors who are to resign pursuant to Article 11 will be discharged upon the discharge referred to in that Article taking effect.

20	Pensions

20.1	Save for the Pension Schemes, at the date of this Agreement the Company is not or has not in the past been party to any agreement or arrangement for the provision for any current or former

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director, employee or Worker or any such person’s survivors or dependants of any pension (including an annuity), lump sum, gratuity or other like benefit given or to be given on retirement or on death, or by virtue of a person sharing order or provision, or in anticipation of retirement or, in connection with past service, after retirement or death, or to be given on or in anticipation of or in connection with any change in the nature of the service of the employee in question.

20.2	There have been disclosed to the Purchaser all material terms and conditions in respect of the Pension Schemes.

20.3	The Company does not operate or participate in and is not an associate of and has not operated or participated in or been an associate of an occupational pension scheme which is not a defined contribution scheme.

20.4	All benefits under the Pension Schemes are provided on a money purchase basis. No assurance promise or guarantee (whether oral or written) has been given to any person as to the level or amount of the benefits to be provided under the Pension Schemes.

20.5	All of the Pension Schemes are compliant with the law applicable to the jurisdiction in which those schemes operate and so far as the Sellers are aware, there are no reasons why any regulatory body may be entitled to impose a fine or other sanction against the Company in respect of those Pension Schemes.

20.6	All contributions due in respect of all of the Pension Schemes have been paid whether payable on behalf of the Company or individual Employees or former employees and any legal, actuarial, consultancy or other fees, charges or expenses payable by the Company in respect of the Pension Schemes have been paid in accordance with statutory and contractual requirements.

20.7	None of the Employees, and no former employee or officer of the Company, became employed by the Company as a result of a transfer of their employment to the Company under either the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended) or the Belgian Collective Bargaining Agreement N° 32bis of 7 June 1985 TUPE from an employer operating an occupational pension scheme which was not a money purchase scheme and of which the relevant individual was a member.

21	The Properties

21.1	The particulars of the Properties specified in Appendix 2 are true, accurate and not misleading in all respects.

21.2	The Company does not own or have any interest in any land or building other than the Properties, and the Company has not entered into any legally binding agreement for the purchase of any such interest.

21.3	The Company occupies each of the Properties pursuant to a lease agreement (the “Leases”), copies of which are included in the Disclosed Information. No notices have been served terminating the Leases. If the Company exercised the option in the relevant Lease to acquire the Freehold of the Property located at 4460 Grâce-Hollogne, Rue du Travail 16, the Company would, so far as the Sellers are aware, acquire good and marketable title and would be the sole legal and beneficial owner of the Freehold, free from Encumbrances other than statutory easements.

21.4	The Company exclusively occupies and uses the whole of each of the Properties for the purpose of conducting the Business only and has quiet enjoyment of them and occupies or uses no other properties for such purpose and, so far as the Sellers are aware, the Properties are free from all licences, service occupancies and other encumbrances or rights of occupation which would interfere with such quiet enjoyment or any agreement to create any of the same.

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21.5	The Company has in its possession or under its control the Leases.

21.6	So far as the Sellers are aware, in respect of each of the Leases, the landlords have complied in all material respects with their obligations relating thereto.

21.7	The Company is not engaged in any negotiation for review of the rent payable under any of the Leases, no such negotiations have been concluded changing the rent from that specified in Appendix 2 and there are no rent reviews capable of being implemented by the landlord in respect of the period prior to Closing.

21.8	All covenants, obligations, restrictions and conditions affecting the Company in respect of the Properties as lessee, sub-lessee or lessee with an option to purchase have been observed and performed in all material respects and all outgoings have been duly paid and all consents (where necessary) obtained and complied with in all material respects and no notice of any alleged breach of such covenants, obligations, restrictions and conditions has been received by the Company and, as far as the Sellers are aware, there are no circumstances now existing which would entitle the landlord of any of the Properties to exercise any power of entry upon or take possession of any of the Properties or to draw upon any rental deposit or other security available to it or to terminate the lease.

21.9	No notice, action or proceedings affecting the lease of any of the Properties has been served or commenced on the Company and there are no disputes concerning any of the Properties between the Company and any person and, as far as the Sellers are aware, there are no circumstances now existing which are likely to result in any such notice, action or proceedings being served or commenced on or by the Company or, as far as the Sellers are aware, any such dispute arising.

21.10	There is no actual or contingent liability on the part of the Company arising directly or indirectly or arising out of:

(a)	any estate or interest in land previously held by the Company as an original lessee or underlessee; or

(b)	any covenant made by the Company in favour of any lessor or any guarantee given by the Company in relation to a lease or underlease for any property previously occupied by the Company or any other person.

21.11	The Company has, in as far as legally required:

(a)	obtained relevant planning consent for the current use of the Properties;

(b)	complied with all associated statutory and by-law requirements in all material respects in relation to its occupation and use of the Properties (including any intra Group subleases).

21.12	So far as the Sellers are aware, each of the Properties complies in all material respects as to buildings and use with the lease, the applicable planning laws, and with all associated statutory and bye-law requirements and all necessary material consents relating to any such requirements are valid are not temporary or personal and are either unconditional or subject only to conditions which have been satisfied and the Sellers are not aware of any intended or contemplated refusal or revocation of any such consent.

21.13	The Company is entitled to rights of way and rights for the supply of services and all other rights and easements necessary for the present use of the Properties and all such rights are, so far as the Sellers are aware, perpetual and unconditional.

21.14	So far as the Sellers are aware, the Properties are in good and substantial repair in all material respects.

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22	Environment and Health and Safety

22.1	The Company complies in all material respects with the Environmental Laws and Health and Safety Laws. So far as the Sellers are aware, the Company has no actual or potential material liabilities at any of the Properties under Environmental Laws and/or Health and Safety Laws.

22.2	Details of any environmental remedial work costing more than EUR 100,000 paid or payable by the Company which has been carried out at any site now or formerly owned or occupied or otherwise used by the Company in the three years prior to the date of this Agreement are set out in the Disclosure Letter.

23	Compliance with laws

23.1	The Company has not committed and is not liable for any criminal, illegal, unlawful, ultra vires or unauthorised act or breach of statutory duty and there is no violation of, or default with respect to, any statute, regulation, order, decree or judgment of any court or central or local government agency of Belgium or any foreign country and so far as the Sellers are aware no director of the Company has committed any crime (other than minor traffic offences) for which the Company may be held liable. For the purpose of this warranty only, in respect of any Environmental Laws or Health and Safety Laws, any reference to “breach” or “default” shall read “material breach” and “material default”, respectively.

23.2	The Company has not received notification that any investigation or inquiry is being or has been conducted by any governmental or other body in respect of the affairs of the Company and the Sellers are not aware of any circumstances which would give rise to such investigation or inquiry.

23.3	All licences, consents and other permissions and approvals reasonably required for or in connection with the carrying on of the Business as at the date of this Agreement have been obtained, are valid and subsisting and are listed in the Disclosure Letter and as a result of the transaction contemplated by this Agreement no such licence, consent, permission or approval is likely to or may be revoked or terminated and the Sellers are not aware of any circumstance which indicates that any such licence, consent, permission or approval is likely to or may be revoked or terminated.

23.4	So far as the Sellers are aware, there is not pending or in existence any investigation or enquiry by, or on behalf of, any governmental or other body in respect of the affairs of the Company.

23.5	The Company has conducted its business in all material respects in accordance with the Data Protection Legislation. The Company has not received any written notice, enquiry or complaint regarding any actual or suspected non-compliance with the Data Protection Legislation. The Company has made all necessary and adequate registrations and notifications in accordance with Data Protection Legislation in respect of personal data processed by the Company.

23.6	The Company has not at any time engaged in any activity, practice or conduct which would constitute an offence under the UK Bribery Act 2010 or equivalent or similar legislation in other jurisdictions.

23.7	The Company does not, and the Company’s directors, offices and employees do not in connection with the Business:

(a)	engage or has at any time engaged in trade with (whether directly or indirectly, including but not limited to the provision and/or receipt of funds and/or the benefit of economic resources) or provide services to or train or advises or donate money to or in any other way deal with, assist or facilitate the activities of any Embargo Entity or Blacklisted Entity;

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(b)	engage or has at any time engaged in any activity referred to at (a) above in relation to any agent or representative for or any subsidiary of any Embargo Entity or Blacklisted Entity, or in relation to any Person ultimately controlled by an Embargo Entity or Blacklisted Entity;

(c)	own or has at any time owned any property or has any legal or beneficial interest in any Embargo Country or Embargo Entity or Blacklisted Entity or any agent or representative for or any subsidiary of any Embargo Entity or Blacklisted Entity or any Entity ultimately controlled by an Embargo Entity or Blacklisted Entity;

(d)	engage in or has at any time engaged in trade (directly or indirectly) in breach of Export Controls; and

(e)	engage in or has at any time engaged in a Money Laundering Offence.

24	Intellectual Property and related warranties

24.1	The Company is the sole legal and beneficial owner, or lawful licensee, of the Business IP, except for Intellectual Property rights in:

(a)	Colvir which are co-owned by Femalon, Université de Liège, and Université Libre de Bruxelles and, the Université de Liège has agreed to transfer its rights to Fernalon, subject to the consent of the Walloon Region;

(b)	the results created under the partnership agreement entered into between Odyssea Pharma and Université de Liège on 14 May 2009 regarding the project “Estetrol: perspectives of the use of Estetrol in gynaecology” (DR 20.2.2.1.4, file 1 - accord de partenariat, DR 20.2.2.1.4, file 2 - convention n{917008, DR 20.2.2.1.4, file 4 - RW - Arret ministriel 917008 and DR 20.2.2.1.4, file 8 - RW - Odyssea 179047), where Université de Liège is the owner of the results and Odyssea Pharma owns a right of first refusal to obtain an exclusive license to exploit the research results generated thereunder; and

(c)	the results created under the partnership agreement entered into between Uteron Pharma and Université de Liège on 12 May 2011 regarding the Gynetreat project (DR 21.2.2.1.7, file 1 - UP - Ulg - RW accord partenariat reltif conv 1117468; DR 21.2.2.1.7, file 2 - UP - Ulg - RW convention 1117468 and DR 21.2.2.1.7, file 3 - convention 1117468), where Université de Liège is the owner of the results and Odyssea Pharma owns a right of first refusal to obtain an exclusive license to exploit the research results generated thereunder.

24.2	None of the Owned Business IP is subject to any Encumbrance (which is in the nature of a restrictive burden or right which affects the use or transferability of property, rights or interest) in favour of any third party outside the Group except for any Owned Business IP that is the subject of a Licence-Out, except as set out in Sellers Warranty 24.1 and for the Walloon Region’s rights as set forth in the Grants referred to under Sellers’ Warranty 28.1. So far as the Sellers are aware, none of the Licensed Business IP that is exclusively Licensed to the Company is subject to any Encumbrance (which is in the nature of a restrictive burden or right which affects the use or transferability of property, rights or interest) in favour of any third party outside the Group or the licensor itself, except for Licensed Business IP which is licensed by Pantarhei to Estetra, where the beneficial ownership has been transferred to its subsidiary Donesta Bioscience B.V., who also entered into a license agreement with Estetra which will enter into effect upon exercise of the Estetra Call Option.

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24.3	The Company is the lawful licensee of all common off-the-shelf software used by the Company, has made no use of such software other than as so licensed, and has complied in all material respects with the terms of such licences.

24.4	All Business IP created for the Company has been created by an employee of the Company acting within the course of his employment or a third party bound by an agreement vesting ownership in the Company resulting in ownership of that Business IP vesting in the Company.

24.5	Part 1 of Appendix 3 contains, under the relevant heading, the references to the document in the Disclosed Information containing material and accurate details of all:

(a)	registered Owned Business IP; and

(b)	applications for registration of any Owned Business IP.

24.6	The Company has good and marketable title to all registered Owned Business IP, taking into consideration, however, that Intellectual Property rights in Colvir are co-owned in the manner set forth in Sellers’ Warranty 24.1 and all applications to register Owned Business IP

24.7	So far as the Sellers are aware, all Owned Business IP is valid, enforceable, and subsisting and nothing has been done or omitted to be done which may cause any of it to cease to be so and the Owned Business IP will not be adversely affected by the transaction contemplated under this Agreement.

24.8	Part 2 of Appendix 3 contains, under the relevant heading (for example “licenses”) containing, an accurate list of all:

(a)	Licensed Business IP;

(b)	Licences-Out;

(c)	Licences-In; and

(d)	licences relating to Intellectual Property (excluding licences to use common off-the-shelf software or licences in connection with the provision of goods or services to, or on behalf of, the Company in the ordinary course of business) which the Company is in the course of negotiating or for which negotiations have commenced.

24.9	The Company has good title to all licences to use Licensed Business IP. Save for licenses that may not have been registered as referred to in Article 24.12(d) of the Agreement, nothing has been done or omitted to be done which may cause the Company to cease to have good and marketable title to use the Licensed Business IP. No Company’s licence to use the Licensed Business IP will be adversely affected by the transaction contemplated under this Agreement.

24.10	So far as the Sellers are aware, the Owned Business IP and Licensed Business IP together comprise all Intellectual Property necessary to carry on the Business at the date of Closing and to carry out all of the Group’s existing obligations as at the date of Closing.

24.11	Complete copies of all Licences-Out and Licences-In (including any amendments and variations to those agreements) are referred to in the Disclosed Information.

24.12	Other than under a Licence-Out, the Company has not authorised or otherwise expressly or impliedly permitted any use whatsoever of the Business IP save for any licence granted to any third party for the purposes of the provision of goods or services to, or on behalf of, a member of the Group in the ordinary course of business.

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24.13	The Company:

(a)	has conducted the freedom to operate searches on the items as set forth in the Disclosure Letter; and

(b)	so far as the Sellers are aware, there are no circumstances that will prevent any application for registration proceeding to the stage of grant or registration or result in the revocation or cancellation of any application or grant.

24.14	All renewal and extension fees, including without limitation all fines, penalties and interest in respect of all registered Owned Business IP have been paid in full on the date due.

24.15	The Company only trades under the Business Names.

24.16	The activities, processes, methods, products, services, web sites, documents, materials and Intellectual Property used, manufactured, dealt in or supplied by the Company on or before the date of this Agreement do not at the date of this Agreement, nor did they at the time used, manufactured, dealt in or supplied, infringe or make unauthorised use of the Intellectual Property rights, of any third party.

24.17	No third party or competent authority has made against the Company any claim, challenge or opposition in relation to the Business IP or Confidential Information. So far as the Sellers are aware, no third party or competent authority has made against any other person any claim, challenge or opposition in relation to the Licensed Business IP. So far as the Sellers are aware, there is not, and never has been an actual, suspected or threatened infringement or unauthorised use of any Business IP or Confidential information, nor are the Sellers aware of any circumstances likely to result in such unauthorised use or infringement.

24.18	No Licence-In or Licence-Out, or other licence, agreement or arrangement in relation to the Business IP, has been the subject of any material breach or alleged material breach by either the Company or, so far as the Sellers are aware, any counterpart to those agreements (including any breach or alleged breach which would give rise to a right to terminate such agreement).

24.19	Except as set out in the Disclosed Information, the Company is not required to pay to any third party a royalty, licence fee, or any other ongoing payment in relation to the use by the Company of any of the Business IP.

24.20	So far as the Sellers are aware, all Confidential Information which is material to the Business has at all times been kept confidential by the Company and the Company has not disclosed any of its Confidential Information other than:

(a)	to its employees, consultants and professional advisers, and then only in circumstances of strict confidentiality; and

(b)	in the ordinary course of business and in the case of a material disclosure, subject to a binding confidentiality agreement; and

(c)	to prospective licensees, distributors, partners, investors in and potential purchasers of the Company (and the professional advisers) subject to confidentiality agreements.

24.21	The Sellers are not aware of any breach of any obligations of confidentiality owed by any third party to the Company.

24.22	No Intellectual Property or Know How created by or for the benefit of a Company has been transferred to a Seller or an Affiliate of a Seller (save for the Intellectual Property and Know how set out in the schedule to the Novalon Put Option.

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24.23	The Sellers are not aware of any reason why any licensor of any Relevant IP (as that term is defined in the Pantarhei Licence Agreement) will not consent to the grant by Pantarhei to Estetra of a sub-licence of that Relevant IP.

24.24	The Sellers are not aware of any reason why initiation of clinical trials in respect of Estetrol in the field of Vasomotor Symptoms, Vulvar and Vaginal Atrophy, Breast Cancer, Prostate Cancer, Osteoporosis and Migraine might reasonably jeopardise or delay regulatory approval of Estelle.

25	IT Systems

25.1	Part 3 of Appendix 3 sets out material details of the IT Systems which are material for the purpose of conducting the Company’s Business as at the date of this Agreement.

25.2	So far as the Sellers are aware, all IT Systems are owned or validly leased or licensed to the Company.

25.3	So far as the Sellers are aware, the Company has not used or copied any Software in violation of any Licence-In or other applicable agreement or arrangement relating to Software.

25.4	No contract for the leasing or licensing of any material part of the IT Systems to the Company is liable to be terminated or amended as a result of the transaction contemplated by this Agreement.

25.5	The Group has the benefit of maintenance and other service related agreements in respect of the IT Systems. So far as the Sellers are aware, each of those agreements is valid and binding and none of them has been the subject of any material breach or default nor has there been any event which (with notice or lapse of time or both) would constitute such a material default or is liable to be terminated or amended as a result of the transaction contemplated by this Agreement.

25.6	So far as the Sellers are aware, the IT Systems are protected by security arrangements including (manually) taking and storing back-up copies on site of software and any data and follow procedures intended to prevent the introduction of viruses to, and unauthorised access of, the IT Systems.

25.7	The data storage capability, functionality and performance of each item of the IT Systems and the IT Systems as a whole are, in the opinion of the Sellers, in all material respects satisfactory for the Business as it is now conducted.

25.8	None of the IT Systems has suffered any failure, attack or breach of security or breakdown which has caused material disruption or interruption to the Business in the 24 calendar months prior to Closing or which is likely to recur.

25.9	The IT Systems currently used in the Business constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business as currently carried on, and have sufficient capacity and maintenance and support requirements, as reasonably required to satisfy the requirements of the Business as currently carried on.

26	Litigation

26.1	The Company is not, and no person for whose acts and defaults it may be vicariously liable, is at present engaged or otherwise involved whether as claimant, defendant, or otherwise in any action or proceeding (whether civil or criminal), arbitration or mediation, investigation or inquiry by any Authority which is in progress, or so far as the Sellers are aware is threatened, or is pending, (other than any matter in which the Company is a claimant in the collection of debts arising in the ordinary course of business none of which exceeds EUR 50,000 and which do not exceed EUR 100,000 in aggregate).

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26.2	There are no circumstances of which the Sellers are aware which may lead to any such matter referred to in paragraph 26.1.

26.3	There is no outstanding or unsatisfied judgment, decree, order, award or decision of a court, tribunal, arbitrator or governmental agency against the Company (or, any person for whose acts of the Company is vicariously liable) and the Company (nor, any person for whose acts the Company is vicariously liable) is not party to any undertaking or assurance given to a court, tribunal or any other person in connection with the determination or settlement of any claim or proceedings.

26.4	All material details of all circumstances referred to in paragraph 26.1 that have arisen in the last two years, which the Company has received notice of, are set out in the Disclosed Information.

27	Insurance

27.1	Particulars of all policies of insurance (excluding Pension Schemes) of the Company now in force are included in the Disclosed Information and such particulars are true and accurate and all premiums due on such policies have been duly paid and all such policies are valid and in force.

27.2	There is no claim outstanding under any such insurance policies and, so far as the Sellers are aware, there are no circumstances existing at the date of this Agreement likely to give rise to such a claim.

28	Grants and allowances

28.1	Material details of all investment grants and subsidies and provision of tax reliefs linked to such grants and subsidies received by the Company (or for which the Company is liable) and all other grants or loans received, or applied for, as at the date of this Agreement (excluding any grants applied for but withdrawn or not pursued) from any governmental department or agency or any local or other authority by virtue of any statute are set out in the Grant Summary Table.

28.2	No act, transaction or omission has occurred which will or may cause, and the purchase by the Purchaser of the Securities will not cause, the Company to be held liable to refund in whole or in part any grant or loan, except for the fixed repayments which are due under such grant or loan in accordance with its terms and which in aggregate total EUR 2,011,820 at the date of this Agreement.

28.3	The total amount received by the Companies in aggregate in respect of grants and subsidies and provision of tax reliefs linked to such grants and subsidies is no more than EUR 7,000,000.

29	Competition, anti-trust and cartels

The Company has not done anything and is not a party to any agreement, arrangement, concerted practice or course of conduct which contravenes or is, so far as the Sellers are aware, likely to or may contravene, or which required or requires notification or which is, so far as the Sellers are aware, likely to be or has been the subject of any enquiry, complaint, investigation or proceeding under any of the provisions of the Enterprise Act 2002, the Fair Trading Act 1973, the Treaty on the Functioning of the European Union, the Competition Act 1980, the Competition Act 1998, EU Regulation 4064/89, the EC Regulation 139/2004, the law of 10 June 2006 on the protection of economic competition, as coordinated by the Royal Decree of 15 September 2006 as amended from time to time (Loi sur la protection de la concurrence économique/ Wet tot bescherming van de economische mededinging) or any other competition, anti-trust, consumer protection, anti-monopoly, anti-cartel, state aid control, merger or specific sectorial legislation or regulation in any country of the world in which or with which it does business. Nor is the Company a member or party to any agreement or arrangement which required registration under the Restrictive Trade Practices Acts 1976 and 1977.

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30	Financial services

The Company does not carry on and has not carried on at any time any designated investment business (as defined under FSMA) in any jurisdiction in relation to which it is (or would be in the case of jurisdictions other than the United Kingdom) required to apply to the FSA for a Part IV permission and be an authorised person nor has the Company contravened, or received notice from the FSA or any other regulator that it may have contravened any provision of FSMA or any orders, rules or regulations made thereunder. Generally speaking, the Company has not and, so far as the Sellers are aware, may not be deemed to have carried out any business or activities that would require a prior regulatory approval from either the FSA or the Belgian National Bank (Banque Nationale de Belgique/ National Bank van België).

31	Novalon SLA and Mithra SLA

31.1	So far as the Sellers are aware, Novalon does not:

(a)	own any assets or property (including for this purpose, any Intellectual Property or Know how, whether or not related to the Products) which are necessary for the carrying on of the Business;

(b)	have any rights, title or interest (this without any limitation) in any Intellectual Property or Know how that they relates to the Products; and

(c)	have any rights or obligations under any agreements or arrangements that have been entered into with third parties with respect to the Products that will not be assigned to a Company on Closing.

31.2	So far as the Sellers are aware, no Company:

(a)	has any rights, title or interest (this without any limitation) in and on or otherwise relating to (i) Etonorgestrel /EE, Vaginal Ring which is intended to be a therapeutically equivalent (generic) to NuvaRing®, (ii) Zoreline, which is intended to be a therapeutically equivalent (generic) to Zoladex® and (iii) generic oral contraceptives based on Ethinyl-estradiol and drospirenone combinations (“Novalon Products”) to the extent that such rights, title, and interest are specific to and not severable from the Novalon Products; and

(b)	has any rights or obligations under any agreements or arrangements that have been entered into with third parties with respect to the Novalon Products,

that will not be assigned to Novalon on Closing.

31.3	Odyseea Pharma holds a certificate of Good Manufacturing Practices in respect of the manufacture of pharmaceutical products for use in research and clinical trials (and components thereof) validly issued by the applicable regulatory authority.

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Part 2: Tax Warranties

For the purposes of these Tax Warranties, references to the Company or any Subsidiary, include a reference to the Company or any Subsidiary, individually or as a member of the Belgian VAT Unity.

1	General

1.1	All notices, returns, reports, accounts, computations, statements, assessments, claims, disclaimers, elections and registrations and any other necessary information which have been submitted by the Company to any Taxing Authority for the purposes of Taxation have been made on a proper basis, were submitted within applicable time limits and were accurate and complete in all material respects. None of the above is or, so far as the Sellers are aware, likely to be, the subject of any material dispute with any Taxing Authority. All Taxation for which the Company has been, or is, liable to account has been duly paid (insofar as payment of such Taxation was due on or before the date of this Agreement) by the due dates and no penalties, fines, surcharges (arising as a result of or in respect of any violation of Tax legislation or regulation), or interest have been incurred.

1.2	The Company maintains in all material respects complete and accurate records, invoices and other information in relation to Taxation that meet all legal requirements and enable the tax liabilities of the Company to be calculated accurately in all material respects.

1.3	All Taxation deductible under any Taxation Statute has, so far as is required to be deducted, been deducted from all payments made (or treated as made) by the Company.

1.4	The Company has not received any notice from any Taxing Authority which requires or will require it to withhold Taxation from any payment since the Annual Accounts Date (in respect of which such withheld Taxation has not been accounted for in full to the appropriate authority). The Disclosure Letter contains details of all concessions, agreements and arrangements that the Company and any Subsidiary has entered into with a Taxing Authority.

1.5	The Company is not, nor will it become liable to make to any person (including any Taxing Authority) any payment in respect of any liability to Taxation which is primarily or directly chargeable against, or attributable to, any other person (other than the Company or any entity with which the Company has formed a VAT unity).

1.6	The Annual Accounts make full provision or reserve in accordance with generally accepted accounting principles in Belgium for all Taxation for which the Company is accountable at the Annual Accounts Date. Proper provision has been made and shown in the Annual Accounts for deferred Taxation.

1.7	The Company has not within the past three years been subject to, nor are they currently subject to any investigation, audit, or visit by any Taxing Authority, and the Sellers are not aware of such investigation, audit or visit planned for the next twelve calendar months.

2	Capital gains

So far as the Sellers are aware, the gross book value shown in, or adopted for the purposes of, the Annual Accounts as the value of each of the tangible fixed assets of the Company does not exceed the amount which on a disposal of such asset at the date of this Agreement would be deductible as acquisition cost in computing the capital gain or deductible loss.

3	Capital losses

Details of all capital losses available for use by the Company are set out in the Disclosure Letter.

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4	Depreciation reliefs

The Company has not owned any asset which, if disposed of for consideration equal to its net book value as included in the Annual Accounts, would give rise to a clawback or disallowance of depreciation relief.

5	Distributions and other similar payments

No distribution or deemed distribution has been made (or will be deemed to have been made) by the Company, except dividends shown in its statutory accounts, and the Company is not bound to make any such distribution.

6	Loans and derivatives

All financing costs, including interest, discounts and premiums payable by the Company in respect of its loans and amounts payable by the Company in respect of its derivatives contracts, are, in principle, deductible by the Company in computing its profits, gains or losses for Taxation purposes.

7	Tax groups and fiscal unities, including the Belgian VAT group or unity as provided for in article 4, §2 of the Belgian VAT Code and the Royal Decree nr 55

7.1	The Disclosure Letter contains full particulars of:

(a)	all groups and consolidated groups for Taxation purposes and fiscal unities of which the Company is, or has been, a member within the last three years;

(b)	every agreement relating to the use of group relief or allowance to which the Company is, or has been, a party within the last three years; and

(c)	any arrangements for the payment of group Taxation liabilities to which the Company has ever been party.

7.2	So far as the Sellers are aware, all claims made by the Company for group relief or allowance were valid when made and have been allowed by way of relief from or allowance or credit against Taxation. So far as the Sellers are aware, all arrangements entered into by the Company in relation to groups and consolidated groups for Taxation purposes and fiscal unities were valid when made and will remain valid. So far as the Sellers are aware, the Company has met all procedural and other requirements of all Taxation Statutes in respect of such claims, unities or groups.

7.3	Neither the execution nor completion of this Agreement, nor any other event since the Annual Accounts Date, will result in the clawback or disallowance of any group relief or allowance previously given.

8	Intangible assets and intellectual property

8.1	For the purposes of this Paragraph 8, references to intangible fixed assets mean intangible fixed assets, goodwill and intellectual property.

8.2	The Disclosure Letter sets out the amount of expenditure on each of the intangible fixed assets of the Company and provides the basis on which any deduction or allowance relating to that expenditure has been taken into account in the Accounts or, in relation to expenditure incurred since the Accounts Date, will be available to the Company. No circumstances have arisen since the Accounts Date by reason of which that basis might materially change.

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9	Company residence and overseas interests

9.1	The Company has, since incorporation, been resident in Belgium for Taxation purposes and has not, at any time since incorporation, been treated as resident in any other jurisdiction for the purposes of any double taxation arrangements.

9.2	The Company does not hold, or has not held since incorporation, shares in a company which is not resident in Belgium, or a permanent establishment or taxable presence outside Belgium.

10	Transfer pricing

All transactions or arrangements made by the Company have been made on arm’s length terms and the processes by which prices and terms have been arrived at have, in each case, been fully documented. So far as the Sellers are aware, no notice, enquiry or adjustment has been made by any Taxing Authority in connection with any such transactions or arrangements.

11	Anti-avoidance

The Company has not been involved in any transaction or series of transactions the main purpose, or one of the main purposes of which, was the avoidance of Taxation, or any transaction that produced a loss for Taxation purposes with no corresponding commercial loss.

12	Indirect taxes

12.1	The Company is a taxable person and is registered for the purposes of Indirect Tax.

12.2	The Disclosure Letter sets out the prescribed Indirect Tax accounting periods of the Company.

12.3	All supplies made by the Company are subject to Indirect Tax. So far as the Sellers are aware, the Company has not been, nor will be, denied full credit or allowance for all Indirect Tax paid or suffered by it, as far as full credit or allowance for such Indirect Tax is admitted under the relevant Tax statute.

13	Stamp duties and transfer taxes

13.1	Any document that may be necessary or desirable in proving the title of the Company to any asset which is owned by the Company, is duly stamped for stamp duty purposes or has had the transfer or registration tax due in respect of it paid.

13.2	Neither entering into this agreement nor Closing will result in the withdrawal of any stamp duty or transfer or registration tax relief granted on or before Closing which will materially affect the Company.

13.3	The Disclosure Letter sets out full and accurate details of any asset acquired or held by the Company in respect of which the Sellers are aware that an additional Taxation return will be required to be filed with a Taxing Authority and/or a payment of stamp duty or transfer or registration tax made on or after Closing.

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EXHIBIT 13

Purchaser’s Warranties and Purchaser Guarantor’s Warranties

1	The Purchaser and the Purchaser Guarantor are duly incorporated and validly existing under the laws of the relevant jurisdiction in which they were incorporated.

2	The Purchaser and the Purchaser Guarantor have the requisite capacity and authority to enter into and perform this Agreement and each of the relevant Purchaser’s Closing Documents.

3	This Agreement and the Purchaser’s Closing Documents will, when executed by the Purchaser and, where relevant, the Purchaser Guarantor, constitute binding obligations of the Purchaser and the Purchaser Guarantor (as applicable) enforceable in accordance with their respective terms.

4	Other than the board approval of the Purchaser Guarantor (which has been obtained), no consent, approval, authorisation or order of any court or government or local agency or body or any other person is required by the Purchaser or the Purchaser Guarantor for the execution or implementation of this Agreement and the relevant Purchaser’s Closing Documents.